This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have questions, you may contact Merus’ proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America) or by email at assistance@laurelhill.com.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on July 10, 2017

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a plan of arrangement involving

MERUS LABS INTERNATIONAL INC.

and

NORGINE B.V.

The Board of Directors unanimously recommends that Shareholders vote
FOR
the Arrangement Resolution

June 1, 2017

June 1, 2017

Dear Shareholders,

            The board of directors of Merus Labs International Inc. (the “Company”) cordially invites you to attend a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) of the Company to be held at the offices of Torys LLP, 79 Wellington St. West, 33rd Floor, TD South Tower, M5K 1N2, Toronto, Ontario, Canada on July 10, 2017 at 10:00 a.m. (Toronto time).

            At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) involving the Company and Norgine B.V. (the “Purchaser”), pursuant to which the Purchaser will, among other things, acquire all of the issued and outstanding Shares at a price of $1.65 per Share in cash (the “Consideration”).

            The accompanying notice of special meeting (the “Notice of Meeting”) and management information circular (the “Information Circular”) contain a detailed description of the Arrangement and set forth the actions to be taken by you at the Meeting. You should carefully consider all of the relevant information in the Notice of Meeting and the Information Circular and consult with your financial, legal or other professional advisors if you require assistance.

            The board of directors of the Company (the “Board”), based in part on the unanimous recommendation of the special committee of the Board (the “Special Committee”) and after receiving legal and financial advice, has determined that the Arrangement is in the best interests of the Company and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Each director and senior officer of the Company intends to vote all of such individual’s Shares FOR the Arrangement Resolution.

            The Arrangement is the result of a comprehensive review of strategic alternatives that was undertaken by the Company under the supervision of the Special Committee. The determination of the Special Committee and the Board is based on various factors described more fully in the accompanying Information Circular.

            We are asking you to take two actions.

            First, your vote is important regardless of how many Shares you own. If you are a registered holder of Shares (a “Registered Shareholder”), whether or not you plan to attend the meeting, to vote your Shares at the Meeting, you can either return a duly completed and executed form of proxy to Computershare Trust Company of Canada (“Computershare”) by hand or by mail at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, in accordance with the instructions included with the form of proxy and in any event by no later than 10:00 a.m. (Toronto time) on July 6, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). If you hold Shares through a broker, investment dealer, bank, trust company or other intermediary (in which case you are a “Beneficial Shareholder”), you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting.

            Second, if the Arrangement is approved and completed, before the Purchaser can pay you for your Shares, the depositary will need to receive the letter of transmittal completed by you, if you are a Registered Shareholder, or your broker, investment dealer, bank, trust company or other intermediary, if you are a Beneficial Shareholder. Registered Shareholders must complete, sign, date and return the enclosed letter of transmittal. If you are a Beneficial Shareholder, you must ensure that your intermediary completes the necessary transmittal documents to ensure that you receive payment for your Shares if the Arrangement is completed.

            The Arrangement is subject to customary closing conditions for a transaction of this nature, including court approval, approval of at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting and applicable government and regulatory approvals. If the necessary approvals are obtained and the other conditions to closing are satisfied or waived, it is anticipated that the Arrangement will be completed as early as the end of July 2017 and as a Shareholder, you will receive payment for your Shares shortly after closing provided the depositary receives your duly completed letter of transmittal.

            If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America) or by email at assistance@laurelhill.com. If you have any questions about depositing your Shares to the Arrangement including with respect to completing the letter of transmittal, please contact Computershare, who is acting as depositary under the Arrangement, by telephone at 1-(800)-564-6253 (toll free in North America) or 1-514-982-7555 (outside North America), by facsimile at 1-(905) 771-4092 or by email at corporateactions@computershare.com.

            On behalf of the Company, I would like to thank all of our Shareholders for their continuing support.

Yours very truly,

(Signed) “Michael Cloutier”

Michael Cloutier
Chair and Director

MERUS LABS INTERNATIONAL INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on July 10, 2017

            NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) of Merus Labs International Inc. (the “Company”) will be held at the offices of Torys LLP, 79 Wellington St. West, 33rd Floor, TD South Tower, M5K 1N2, Toronto, Ontario, Canada, on July 10, 2017 at 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated June 1, 2017 as same may be amended (the “Interim Order”), and, if thought advisable to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a proposed plan of arrangement involving the Company and Norgine B.V., under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Arrangement”). The full text of the Arrangement Resolution is set forth in Appendix B to the accompanying management information circular (the “Information Circular”); and

2.	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

            Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular which accompanies and is deemed to form part of this Notice of Special Meeting.

            Shareholders are entitled to vote at the Meeting either in person or by proxy with each Share entitling the holder thereof to one vote at the Meeting. The Board of Directors of the Company (the “Board”) has fixed June 1, 2017 (the “Record Date”), as the record date for determining Shareholders who are entitled to receive notice of, and vote at, the Meeting. Only Shareholders whose names have been entered in the register of the Company as at the close of business on the Record Date will be entitled to receive notice of, and vote at, the Meeting.

            If you are a registered holder of Shares (a “Registered Shareholder”), to ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided for that purpose, properly completed and duly signed, to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare” or the “Transfer Agent”), at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, in accordance with the instructions included on the form of proxy, prior to 10:00 a.m. (Toronto time) on July 6, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed), whether or not you plan to attend the Meeting. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chairman of the Meeting at his discretion, without notice.

            If you hold your Shares through a broker, investment dealer, bank, trust company or other intermediary (in which case you are a “Beneficial Shareholder”), you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting and you should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive payment for your securities if the Arrangement is completed.

            The voting rights attached to the Shares represented by a proxy in the enclosed form of proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR the Arrangement Resolution.

            A Registered Shareholder who has given a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above; or (b) depositing an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s personal representative authorized in writing (i) at the office of the Transfer Agent no later than 10:00 a.m. (Toronto time) on July 7, 2017 or in the event that the Meeting is adjourned or postponed, no later than 24 hours, excluding Saturdays, Sundays, and holidays, before any reconvened Meeting, (ii) with the scrutineers of the Meeting, addressed to the attention of the Chairman of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law.

            A Beneficial Shareholder who has given voting instructions to a broker, investment dealer, bank, trust company or other intermediary may revoke such voting instructions by following the instructions of such broker, investment dealer, bank, trust company or other intermediary. However, a broker, investment dealer, bank, trust company or other intermediary may be unable to take any action on the revocation if such revocation is not provided sufficiently in advance of the Meeting or any adjournment or postponement thereof.

            Pursuant to the Interim Order, Registered Shareholders have the right to dissent in respect of the Arrangement and to be paid an amount equal to the fair value of their Shares. This dissent right, and the procedures for its exercise, are described in the Information Circular under “Dissenting Shareholders’ Rights”. Failure to comply strictly with the dissent procedures described in this Information Circular will result in the loss or unavailability of any right to dissent.

            If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America) or by email at assistance@laurelhill.com. If you have any questions about depositing your Shares to the Arrangement including with respect to completing the applicable letter of transmittal, please contact Computershare, who is acting as depositary under the Arrangement, by telephone at 1-(800)-564-6253 (toll free in North America) or 1-514-982-7555 (outside North America), by facsimile at 1-(905) 771-4092 or by email at corporateactions@computershare.com.

            Dated at Toronto, Ontario this 1st day of June, 2017

BY ORDER OF THE BOARD OF MERUS LABS
INTERNATIONAL INC.

By: (Signed) “Barry Fishman”
Name: Barry Fishman
Title: Chief Executive Officer

- v -

TABLE OF CONTENTS
(continued)

- vi -

TABLE OF CONTENTS
(continued)

ADDENDA

- vii -

MANAGEMENT INFORMATION CIRCULAR

Introduction

            This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting and any adjournment or postponement thereof.

            In this Information Circular, the Company and its Subsidiaries are collectively referred to as the “Company”, as the context requires.

            All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth in the Glossary of Terms in Appendix A or elsewhere in the Information Circular. Information contained in this Information Circular is given as of June 1, 2017, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Information Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company or the Purchaser.

            This Information Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

            Information contained in this Information Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

            Descriptions in this Information Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Fairness Opinions or the Interim Order are summaries of the terms of those documents. Shareholders should refer to the full text of each of these documents. The Plan of Arrangement, the Rothschild Fairness Opinion, the Clarus Fairness Opinion and the Interim Order are included as appendices C, D, E and F respectively, and the Arrangement Agreement is incorporated by reference in this Information Circular and is available at the Company’s profile on SEDAR at www.sedar.com. You are urged to carefully read the full text of these documents.

Information Pertaining to the Purchaser

            Certain information in this Information Circular pertaining to the Purchaser has been furnished by the Purchaser. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by the Purchaser to disclose events or information that may affect the completeness or accuracy of such information.

Forward-looking Statements

            Certain statements contained in this Information Circular may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the proposed acquisition of Merus by Norgine, the expected timing, impact and sources of funding the transaction, the anticipated benefits of the transaction, effects on footprint, expected synergies, and certain combined operational, financial and other information and projections, and other statements that are not historical facts. Such statements involve assumptions relating to the receipt, in a timely manner of regulatory, shareholder and Canadian court approvals in respect of the transaction and may also involve assumptions relating to the Company’s business, including government regulation of the pricing of the Company’s products, retention of key employees in the period until the Arrangement is completed or terminated, the competitive environment of the Company’s products, the stability of foreign exchange rates and the availability of prospective acquisition targets.

            Although the Company’s management believes that the assumptions underlying these forward-looking statements are reasonable, as of the date of this Information Circular, they are subject to change after such date. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results expressed or implied by these statements. There are also risks that are inherent in the nature of the transaction, including: risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and failure to obtain any required regulatory or other approval (or to do so in a timely manner). There is no assurance that the transaction will occur, or that it will occur on the terms and conditions contemplated in this Information Circular. The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, Canadian court or other approvals in the time assumed or the need for additional time to satisfy the conditions to completion of the transaction. Investors should refer to the Company’s MD&A and Annual Information Form for a more comprehensive discussion of the risks that are material to the Company and its business, all of which are incorporated by reference in this Information Circular and available on SEDAR at www.sedar.com. In light of these and other uncertainties, the forward-looking statements included in this Information Circular should not be regarded as a representation by Merus that Merus’ plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this Information Circular, and we undertake no obligation to update or revise the statements except as required by applicable securities laws.

            These factors should be considered carefully, and the reader should not place undue reliance on the forward-looking information. Forward-looking information is made as of the date of this Information Circular, and the Company does not intend, and does not assume any obligation, to update or revise forward-looking information, except as may be required under applicable laws.

Notice to Shareholders not resident in Canada

            The Company is a corporation organized under the laws of the Province of British Columbia. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities laws in Canada. Shareholders should be aware that the requirements applicable to the Company under Canadian laws may differ from requirements under corporate and securities laws relating to corporations in other jurisdictions.

            The enforcement of civil liabilities under the securities laws of other jurisdictions outside Canada may be affected adversely by the fact that the Company is organized under the laws of the Province of British Columbia, that a large portion of its assets are located in Canada and a large number of its directors and executive officers are residents of Canada. You may not be able to sue the Company or its directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel the Company to subject itself to a judgment of a court outside Canada.

            THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

            In particular, this solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934. Accordingly, this Information Circular has been prepared in accordance with disclosure requirements in effect in Canada, which differ from disclosure requirements in the United States.

            Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Information Circular may have tax consequences both in Canada and such foreign jurisdiction. Such consequences for Shareholders are not described in this Information Circular. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Information Circular.

Currency

            All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

SUMMARY

            The following is a summary of certain information contained in this Information Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular, including its Appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Information Circular attached hereto as Appendix A. Shareholders are urged to read this Information Circular and its Appendices carefully and in their entirety.

The Meeting

Meeting and Record Date

            The Meeting will be held at 10:00 a.m. (Toronto time) on July 10, 2017, at the offices of Torys LLP, 79 Wellington St. West, 33rd Floor, TD South Tower, M5K 1N2, Toronto, Ontario, Canada. See “Information Concerning the Meeting”. The Board has fixed June 1, 2017 as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting.

The Arrangement Resolution

            At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution, a copy of which is attached as Appendix B to this Information Circular. See “The Arrangement – Required Shareholder Approval” for a discussion of the shareholder approval requirements to effect the Arrangement.

Voting at the Meeting

            This Information Circular is being sent to all Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Beneficial Shareholders should follow the instructions on the forms they receive from their Intermediaries so their Shares can be voted by the entity that is the Registered Shareholder for their Shares. No other Securityholders of the Company are entitled to vote at the Meeting. See “Information Concerning the Meeting”.

Court Approval

            The Arrangement requires approval by the Court. Prior to the mailing of this Information Circular, the Company obtained the Interim Order, which provides for the calling and holding of the Meeting, for the granting of the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Information Circular. Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently expected to take place on July 12, 2017, or such later date as the Company may decide.

            At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions as the Court deems fit. See “The Arrangement – Regulatory Matters – Court Approvals and Completion of the Arrangement”.

Background to the Arrangement

            See “The Arrangement – Background to the Arrangement” for a description of the background to the Arrangement.

Recommendation of the Special Committee

            The Special Committee, having taken into account such matters as it considered relevant and after receiving legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote FOR the Arrangement Resolution.

            In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed below under “Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial and legal advisors and the advice and input of management of the Company.

Recommendation of the Board

            After careful consideration and taking into account, among other things, the recommendation of the Special Committee, and consultation with its legal and financial advisors, the Board has unanimously determined that the Arrangement is in the best interests of the Company. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

            In forming its recommendation, the Board considered a number of factors, including, without limitation, the recommendation of the Special Committee, the Fairness Opinions and the factors listed below under “Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Board of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial, legal and other advisors and the advice and input of management of the Company.

            The Company on behalf of the Board and Special Committee, retained Rothschild (Canada) Inc. (“Rothschild”) and Clarus Securities Inc. (“Clarus”, and together with Rothschild, the “Financial Advisors”) to act as financial advisors to the Board, the Special Committee and the Company and to provide the Fairness Opinions to the Board.

Reasons for the Arrangement

            In the course of its evaluation of the Arrangement, the Board consulted with the Special Committee, senior management of Merus, its financial, legal and other advisors, and considered a number of factors, including, among others, the following:

(a)

Premium to Shareholders. The Consideration being offered to Shareholders under the Arrangement represents a premium of approximately 63.4% to the closing price of $1.01 on the TSX and 58.8% to the closing price of US$0.76 on the NASDAQ on May 10, 2017 (based on the indicative exchange rate as reported by the Bank of Canada on that date of $1.00=US$0.7314), and a premium of 55.1% over the 30-day volume weighted average price (“VWAP”) of $1.06 on the TSX and 47.2% over the 30-day VWAP of US$0.82 on the NASDAQ.

(b)

Certainty of Value and Liquidity. The Consideration being offered to Shareholders under the Arrangement is all cash, which allows Shareholders to immediately realize value for all of their investment and provides certainty of value and immediate liquidity.

(c)	Fairness Opinions. The Fairness Opinions delivered by the Financial Advisors as described in greater detail below under “Fairness Opinions”.

(d)

Special Committee and Board Oversight. The Arrangement is the result of a comprehensive review of strategic alternatives carried out by Merus and overseen by the Special Committee. The Special Committee and the Board were advised by highly qualified financial and legal advisors. The Arrangement was unanimously recommended to the Board by the Special Committee, and was unanimously approved by the Board, which is comprised of seven directors, six of whom are independent of Merus.

(e)	Procedural Safeguards.

	(i)	The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast at the Meeting by Shareholders.

	(ii)	The Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement.

	(iii)	The Registered Shareholders have been provided with the right to exercise Dissent Rights.

(f)

Company’s Prospects. The Special Committee and the Board concluded, after a thorough review and after receiving financial and legal advice, that the value offered to Shareholders under the Arrangement is more favourable to Shareholders than the potential value that might have resulted from other strategic alternatives reasonably available to Merus, including:

	(i)	remaining a publicly traded company and continuing to pursue Merus’ strategic plan on a stand-alone basis, or

	(ii)	exploring the possibility of other strategic transactions such as acquisitions in each case, taking into consideration the potential rewards, risks and uncertainties associated with those other alternatives, Merus’ current and historical financial condition and results of operations.

(g)

Financial, Legal and Other Advice. Extensive financial, legal and other advice was provided to the Special Committee and the Board. This advice included detailed financial advice from two highly qualified financial advisors.

(h)	Certainty of Closing. Norgine’s obligation to complete the Arrangement is subject to a limited number of conditions and the Arrangement is not subject to a due diligence or financing condition.

(i)

Ability to Respond to Superior Proposal. Under the Arrangement Agreement, the Board, in certain circumstances, is able to consider, accept and enter into a definitive agreement with respect to a Superior Proposal and that the Termination Fee payable to Norgine in connection with a termination of the Arrangement Agreement is an appropriate inducement for Norgine to enter into the Arrangement Agreement.

(j)

Voting and Support Agreements. The Voting and Support Agreements terminate in the event that the Arrangement Agreement is terminated by Merus, permitting the Supporting Shareholders to support a transaction involving a Superior Proposal.

(k)

Required Regulatory Approval. The likelihood of receiving the Required Regulatory Approval within the timeframe set out in the Arrangement Agreement, including by the Outside Date (as it may be extended), understanding the risks associated thereto.

            In the course of its deliberations, the Special Committee and the Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors”) and potentially negative factors relating to the Arrangement, including the following:

  If the Arrangement is successfully completed, Merus will no longer exist as an independent publicly traded company and Shareholders will be unable to participate in the longer term potential benefits of the business of Merus.

  The limitations contained in the Arrangement Agreement on Merus’ ability to solicit alternative transactions from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, Merus may be required to pay the Termination Fee, which may adversely affect Merus’ financial condition.

  The conditions to Norgine’s obligation to complete the Arrangement and the rights of Norgine to terminate the Arrangement Agreement in certain circumstances.

  The restrictions imposed pursuant to the Arrangement Agreement on the conduct of Merus’ business during the period between the execution of the Arrangement and the consummation of the Arrangement or the termination of the Arrangement Agreement.

  The risks to Merus if the Arrangement is not completed, including the costs to Merus in pursuit of the Arrangement, the diversion of management’s attention away from conducting Merus’ business in the ordinary course and the potential impact on Merus’ current business relationships (including with current and prospective employees, customers, suppliers and partners).

  If the Arrangement Agreement is terminated and the Board decides to seek another transaction or business combination, there is no assurance that Merus will be able to find a party willing to pay greater or equivalent value compared to the Consideration available to Shareholders under the Arrangement or that the continued operation of Merus under its current business model will yield equivalent or greater value to Shareholders compared to that available under the Arrangement Agreement.

  The fact that under the Arrangement Agreement, Merus’ directors and certain of its senior officers may receive benefits that differ from, or be in addition to, the interests of Shareholders generally as described under “The Arrangement - Interests of Certain Persons in the Arrangement.”

  The Special Committee’s and the Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Management Information Circular – Forward-looking Statements” and “Risk Factors”.

Voting and Support Agreements

            All directors and certain senior officers of the Company, holding or controlling, in the aggregate, approximately 4.8% of the Shares, have entered into voting and support agreements with the Purchaser to vote their Shares in favour of the Arrangement Resolution (the “Voting and Support Agreements”).

Fairness Opinions

            Rothschild and Clarus each provided their opinion as described in greater detail under “The Arrangement – Fairness Opinions”. See “The Arrangement – Fairness Opinions” and the complete text of the Fairness Opinions, which are attached as Appendix D and E to this Information Circular, respectively. Shareholders are urged to, and should, read each Fairness Opinion in its entirety.

Arrangement Steps

            At the Effective Time, a series of transactions as set out in the Plan of Arrangement will occur, including the following:

(a)

each Company Option issued and outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Company Option, be deemed to be fully vested and all of the outstanding Company Options, without any further action on behalf of the holders thereof and without any payment except as provided in the Plan of Arrangement and notwithstanding the terms of the Stock Option Plan, as the case may be, shall be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for the Cash-Out Consideration (other than Company Options where the Cash- Out Consideration is nil, such Company Options to be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for no consideration), and the holders of such Company Options will cease to be the holders of such Company Options, will cease to have any rights as holders in respect of such Company Options under the Stock Option Plan, such holders’ names will be removed from the Company’s register of Company Options, and all agreements, grants and similar instruments relating thereto will be cancelled;

(b)

each Company PSU issued and outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Company PSU, be deemed to be fully vested and all of the outstanding Company PSUs, without any further action on behalf of the holders thereof and without any payment except as provided in the Plan of Arrangement and notwithstanding the terms of the PSU Plan, as the case may be, shall be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for the Cash- Out Consideration, and the holders of such Company PSUs will cease to be the holders of such Company PSUs, will cease to have any rights as holders in respect of such Company PSUs under the PSU Plan, such holders’ names will be removed from the Company’s register of Company PSUs, and all agreements, grants and similar instruments relating thereto will be cancelled;

(c)

each Dissent Share held by a Dissenting Shareholder entitled to be paid fair value for its Dissent Shares will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, charges, encumbrances and any other rights of others, to the Purchaser in consideration for a debt claim against the Purchaser in an amount determined in accordance with the Plan of Arrangement and thereupon each Dissenting Shareholder will have only the rights set out in Plan of Arrangement and each Dissenting Shareholder will cease to be the holder of such Shares;

(d)

each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Shareholder who has validly exercised such holder’s Dissent Right, will, without any further action by or on behalf of a holder of Shares, be transferred to and acquired by the Purchaser, free and clear of all liens, charges, encumbrances and any other rights of others, in exchange for a cash payment equal to $1.65 per Share and, in respect of each Share:

(i)

each former holder of such Shares shall cease to be the holder of such Shares and to have any rights as the holder of such Shares other than the right to be paid $1.65 per Share by the Purchaser in accordance with the Plan of Arrangement and such holders’ names shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(ii)

the Purchaser shall be deemed to be the holder of such Shares (free and clear of all liens, charges, encumbrances and any other rights of others) and shall be entered in the register of the Shares maintained by or on behalf of the Company.

            The Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) and such Dissenting Shareholders shall cease to have any rights as holders of such Shares other than the right to be paid fair value for such Shares pursuant to their Dissent Rights as set out in Appendix H to this Information Circular. See “Information Concerning the Meeting – Dissenting Shareholders’ Rights”.

           The Arrangement Resolution must be approved by not less than 66⅔% of the votes validly cast by Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the Meeting. See “The Arrangement – Required Shareholder Approval”.

            The Arrangement also requires the approval of the Court. The Company intends, as soon as practicable after approval of the Arrangement Resolution by Shareholders, to petition the Court to obtain the Final Order approving the Arrangement.

            Finally, completion of the Arrangement is subject to the other terms and conditions specified in the Arrangement Agreement. See “The Arrangement Agreement”.

Company Preferred Shares

           The Purchaser has agreed to cause the Company to redeem all of the Company Preferred Shares for cash at a redemption price per Company Preferred Share equal to $1,050, plus all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the Effective Date, without interest, as soon as practicable on or following the Effective Date. Following the Effective Date until the redemption of the Company Preferred Shares, upon conversion of any Company Preferred Share, the holder thereof shall have the right to receive for each Share that would have been issuable upon such conversion absent the Arrangement, the same amount of cash as it would have been entitled to receive pursuant to the Arrangement if it had been, immediately prior to the Effective Time, the holder of Shares.

Arrangement Agreement

            On May 11, 2017, the Company and the Purchaser entered into the Arrangement Agreement under which the parties agreed, subject to certain terms and conditions, to complete the Arrangement.

            This Information Circular contains a summary of certain provisions of the Arrangement Agreement, which summary is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is incorporated by reference in this Information Circular and can be found under the Company’s profile at www.sedar.com. See “The Arrangement Agreement”.

Parties to the Arrangement

The Company

            Merus is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value. The Company was formed under the BCBCA. The head and principal office of the Company is located at 100 Wellington St. West, Suite 2110, Toronto, Ontario M5K 1H1.

The Purchaser

            Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. Norgine employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sales and supply. In 2016, Norgine’s total sales revenue was €295 million, with overall total revenue of €368 million, which includes sales, milestones and other income.

Termination Fee

            The Arrangement Agreement requires that the Company pay the Termination Fee in certain circumstances. See “The Arrangement Agreement – Termination Fees and Expenses”.

Depositary and Proxy Solicitation Agent

            The Company has engaged Computershare Investor Services Inc. (the “Depositary”) to act as depositary for the receipt of certificates in respect of Shares and related Letters of Transmittal.

            The Company has retained Laurel Hill Advisory Group (“Laurel Hill” or the “Proxy Solicitation Agent”), to assist it in connection with the Company’s communications with shareholders. Questions may be directed to Laurel Hill by telephone at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America) or by email at assistance@laurelhill.com.

Risk Factors

            Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.

Dissenting Shareholders’ Rights

            Under the Interim Order, Registered Shareholders are entitled to Dissent Rights only if they follow the procedures specified in the BCBCA, as modified by the Interim Order and the Plan of Arrangement. Persons who are beneficial owners of the Shares registered in the name of an Intermediary who wish to dissent should be aware that only Registered Shareholders are entitled to Dissent Rights. Accordingly, a beneficial owner of Shares desiring to exercise this right must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Merus or, alternatively, make arrangements for the registered holder of such Shares to dissent on the Shareholder’s behalf.

            If you wish to exercise Dissent Rights, you should review the requirements summarized in this Information Circular carefully and consult with your legal advisor. See “Information Concerning the Meeting – Dissenting Shareholders’ Rights” and Appendix H to this Information Circular.

Delisting and Reporting Issuer Status

            The Shares are expected to be de-listed from the TSX and the NASDAQ as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer, as well as under the U.S. Exchange Act, or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents.

INFORMATION CONCERNING THE MEETING

Date, Time and Place of Meeting

            The Meeting will be held at 10:00 a.m. (Toronto time) on July 10, 2017, at the offices of Torys LLP, 79 Wellington St. West, 33rd Floor, TD South Tower, Toronto, Ontario M5K 1N2, Canada, unless adjourned or postponed.

Purpose of the Meeting

            At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution (a copy of which is attached as Appendix B to this Information Circular) and such other business as may properly come before the Meeting. At the time of printing of this Information Circular, management of the Company knows of no other matter expected to come before the Meeting, other than the vote on the Arrangement Resolution.

Shareholders Entitled to Vote

            Shareholders are entitled to vote at the Meeting either in person or by proxy. The Board has fixed June 1, 2017, as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting (the “Record Date”). Quorum for the Meeting shall be two or more individuals present in person either holding personally or representing as proxies not less than 25% in the aggregate of the votes attached to all outstanding Shares. Only Shareholders whose names have been entered in the registers of the Company as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting. Shares held through a broker, investment dealer, bank, trust company or other Intermediary, will be voted by the registered holder thereof, in accordance with the instructions given by the beneficial holder of such Shares to such Intermediary. No other securityholders are entitled to vote at the Meeting other than Shareholders.

            To the knowledge of the directors and officers of Merus and based on publicly available information, as at the Record Date, the following persons beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding Shares:

Name	Number of Shares beneficially owned or controlled or directed	Percentage of outstanding Shares
Beutel, Goodman & Co. Ltd.	16,843,600	14.40%

Voting By Registered Shareholders

            The following instructions are for Registered Shareholders only. If you are a Beneficial Shareholder, please see “Information Concerning the Meeting – Voting by Beneficial Shareholders” below and follow your Intermediary’s instructions on how to vote your Shares.

            You are a Registered Shareholder if you have one or more Share certificates and such Share certificates are registered in your name. If you are a Registered Shareholder, a proxy form has been mailed to you together with this Information Circular.

Voting in Person

            Registered Shareholders who attend the Meeting may vote in person. To ensure your vote is counted, you should complete and return the enclosed form of proxy as soon as possible even if you plan to attend the Meeting in person. Even if you return a proxy, you can still attend the Meeting and vote in person, in which case you will need to instruct the scrutineer at the Meeting to cancel your proxy.

Voting by Proxy

            If you are a Registered Shareholder but do not plan to attend the Meeting, you may vote by using a proxy to appoint someone to attend the Meeting as your proxyholder.

            You should complete and return the proxy form accompanying this Information Circular as instructed. Either you or your duly authorized attorney (the authorization must be in writing) must sign the proxy form.

What Is a Proxy?

            A proxy is a document that authorizes another person to attend the Meeting and cast votes at the Meeting on behalf of a Registered Shareholder. Each Registered Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by management of the Company in the enclosed form of proxy to attend and act on the Registered Shareholder’s behalf at the Meeting or any adjournment or postponement thereof. If you are a Registered Shareholder, you can use the form of proxy accompanying this Information Circular. You may also use any other legal form of proxy.

How do I Appoint a Proxyholder?

            Your proxyholder is the person you appoint to cast your votes for you at the Meeting. The persons named in the enclosed form of proxy are directors or officers of the Company. You are entitled to appoint a person (who need not be a Shareholder) other than the individuals named in the enclosed form of proxy to represent such Shareholder at the Meeting. If you want to authorize a director or officer of the Company named in the enclosed form of proxy as your proxyholder, please leave the line near the top of the back page of the proxy form blank, as their names are pre-printed on the form. If you want to authorize another person as your proxyholder, fill in that person’s name in the blank space located near the top of the back page of the enclosed proxy form.

            Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur if the Meeting is adjourned or postponed.

How Will a Proxyholder Vote?

            If you mark on the proxy how you want to vote on a particular issue (by checking FOR or AGAINST), your proxyholder must vote your Shares as instructed.

            If you do NOT mark on the proxy how you want to vote on a particular matter, your proxyholder will have the discretion to vote your Shares as he or she sees fit. If your proxy does not specify how to vote on the Arrangement Resolution and you have authorized a director or officer of the Company to act as your proxyholder, your Shares will be voted at the Meeting FOR the Arrangement Resolution.

            If any amendments or variations are proposed to the Arrangement Resolution, or if any other matters properly arise at the Meeting, your proxyholder will have the discretion to vote your Shares as he or she sees fit. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters.

How Do I Deposit a Proxy?

Registered Shareholders may deposit by using one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Transfer Agent, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524 or by mail to Computershare, 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number (Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number); or

(c)

use the internet through Computershare’s website at www.investorvote.com (Registered Shareholders must follow the instructions on Computershare’s website and refer to the enclosed proxy form for the holder’s account number and the proxy access number).

            In any case the Registered Shareholder must ensure the proxy is received no later than 10:00 a.m. (Toronto time) on July 6, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

How Do I Revoke My Proxy?

           A Registered Shareholder who has given a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above; or (b) depositing an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s personal representative authorized in writing (i) to the Transfer Agent by no later than 10:00 a.m. (Toronto time) on July 7, 2017 (or no later than 24 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed), (ii) with the scrutineers of the Meeting, addressed to the attention of the Chairman of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law.

Voting By Beneficial Shareholders

            You are a Beneficial Shareholder (as opposed to a Registered Shareholder) if your Shares are held on your behalf, or for your account, by an Intermediary, such as a broker, an investment dealer, a bank or a trust company. In accordance with Securities Laws, the Company has distributed copies of the Notice of the Meeting and this Information Circular to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders. Intermediaries are required to forward the Notice of the Meeting and this Information Circular to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. Typically, Intermediaries will use a service company, such as Broadridge Financial Solutions, Inc. (“Broadridge”), to forward such materials to Beneficial Shareholders.

            Beneficial Shareholders will receive from an Intermediary either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Beneficial Shareholders to direct the voting of the Shares they beneficially own. Beneficial Shareholders should follow the procedures set out below, depending on which type of form they receive.

Voting Instruction Form

            In most cases, a Beneficial Shareholder will receive, as part of the materials for the Meeting, a voting instruction form. If the Beneficial Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), he, she or it may vote over the Internet at www.proxyvote.com, or otherwise complete, sign and return the voting form in accordance with the directions on the form. If a Beneficial Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), the Beneficial Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

Forms of Proxy

            Less frequently, a Beneficial Shareholder will receive, as part of the materials for the Meeting, forms of proxy that have already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Beneficial Shareholder but which is otherwise uncompleted. If the Beneficial Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), the Beneficial Shareholder must complete a proxy and deliver it to the Transfer Agent, located at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, by no later than 10:00 a.m. (Toronto time) on July 6, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

            Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. If a Beneficial Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), the Beneficial Shareholder must strike out the names of the persons named in the proxy and insert the Beneficial Shareholder’s (or such other person’s) name in the blank space provided and return the proxy in accordance with the instructions provided by the Intermediary.

            Beneficial Shareholders should follow the instructions on the forms they receive from their Intermediaries and contact their Intermediaries promptly if they need assistance.

            Additionally, Merus may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their Shares. Certain Beneficial Shareholders who have not objected to Merus knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

            Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote, must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary, revoke their proxy in accordance with the revocation procedures set out herein.

            These securityholder materials are being sent, directly or indirectly, to both Registered Shareholders and Beneficial Shareholders. Merus also intends to pay for Intermediaries to forward the securityholder materials to objecting beneficial owners.

Solicitation of Proxies

            Whether or not you plan to attend the Meeting, management of the Company, with the support of the Board, requests that you fill out your proxy or voting instruction form to ensure your votes are cast at the Meeting. This solicitation of your proxy is made on behalf of management of the Company.

            It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, fax or other electronic means by employees or agents of the Company. The Company has retained Laurel Hill to assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Meeting. The printing and mailing expenses related to this Information Circular in connection with the Meeting, which are expected to be nominal, will be borne by the Company. Norgine has agreed to pay the fees and expenses of the Proxy Solicitation Agent pursuant to the terms of the Arrangement Agreement. The engagement agreement with the Proxy Solicitation Agent contains customary terms and conditions which provide that the Proxy Solicitation Agent will be paid a fee of $40,000 plus out-of-pocket expenses.

Dissenting Shareholders’ Rights

            The following is a summary of the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, relating to a Shareholder’s dissent rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA, which is attached to this Information Circular as Appendix H, as modified by the Plan of Arrangement and the Interim Order (the “Dissent Rights”).

            The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholder should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of all Dissent Rights.

            The Interim Order expressly provides Registered Shareholders (other than the Shareholders that have executed Voting and Support Agreements with the Purchaser pursuant to which such Shareholders have covenanted not to exercise their rights of dissent with respect to the Arrangement Resolution) with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting) of all, but not less than all, of the holder’s Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. It is a condition to the completion of the Arrangement in favour of Norgine, that Dissent Rights have not been exercised (or, if exercised, remain unwithdrawn) with respect to more than 15% of the issued and outstanding Shares.

            In many cases, Shares beneficially owned by a holder are registered either: (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of such Shares, or (b) in the name of a depositary, such as Computershare Investor Services Inc., of which the Intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Shares are reregistered in the Beneficial Shareholder’s name).

            Pursuant to the Interim Order, Registered Shareholders may exercise rights of dissent with respect to their Shares, pursuant to and in the manner set forth in sections 238 and 242 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement, provided that the written objection to the Arrangement Resolution contemplated by section 242 of the BCBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on July 6, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

            To exercise Dissent Rights, a Shareholder must dissent with respect to all Shares of which it is the registered and beneficial owner. A Registered Shareholder who wishes to dissent must deliver written notice of dissent to Merus as set forth above and such notice of dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of that Shareholder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause the Registered Shareholder holding their Shares to deliver the notice of dissent.

            To exercise Dissent Rights, a Registered Shareholder must prepare a separate notice of dissent for him, her or itself, if dissenting on his, her or its own behalf, and for each other Beneficial Shareholder who beneficially owns Shares registered in the Shareholder’s name and on whose behalf the Shareholder is dissenting; and, if dissenting on its own behalf, must dissent with respect to all of the Shares registered in his, her or its name or if dissenting on behalf of a Beneficial Shareholder, with respect to all of the Shares registered in his, her or its name and beneficially owned by the Beneficial Shareholder on whose behalf the Shareholder is dissenting. The notice of dissent must set out the number of Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Shares constitute all of the Shares of which the Shareholder is the registered and beneficial owner and the Shareholder owns no other Shares beneficially, a statement to that effect; (b) if such Shares constitute all of the Shares of which the Shareholder is both the registered and beneficial owner, but the Shareholder owns additional Shares beneficially, a statement to that effect and the names of the Registered Shareholders of those other Shares, the number of Shares held by each such Registered Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Shares; or (c) if the Dissent Rights are being exercised by a Registered Shareholder who is not the beneficial owner of such Shares, a statement to that effect and the name and address of the Beneficial Shareholder and a statement that the Registered Shareholder is dissenting with respect to all Shares of the Beneficial Shareholder registered in such Registered Shareholder’s name.

            If the Arrangement Resolution is approved, and Merus notifies a registered holder of Notice Shares of Merus’ intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Shareholder must, within one month after Merus gives such notice, send to Merus a written notice that such Shareholder requires the purchase of all of the Notice Shares in respect of which such Shareholder has given notice of dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Shareholder on behalf of a Beneficial Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell and Purchaser is bound to purchase those Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

            Dissenting Shareholders who are:

(i)

ultimately entitled to be paid fair value for their Shares, will be paid an amount equal to such fair value by the Purchaser, and will be deemed to have transferred such Shares as of the Effective Time to the Purchaser, without any further act or formality, and free and clear of all liens, claims and encumbrances; or

(ii)

ultimately not entitled, for any reason, to be paid fair value for their Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Shareholder and will be entitled to receive the Consideration from Purchaser in the same manner as such non-Dissenting Shareholder.

            If a Dissenting Shareholder is ultimately entitled to be paid by the Purchaser for their Notice Shares, such Dissenting Shareholder may enter into an agreement with the Purchaser for the fair value of such Notice Shares. If such Dissenting Shareholder does not reach an agreement with the Purchaser, such Dissenting Shareholder, or the Purchaser, may apply to the Court, and the Court may:

(i)	determine the payout value of the Notice Shares, or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar, or a referee, of the Court;

(ii)	join in the application of each Dissenting Shareholder who has not agreed with Merus on the amount of the payout value of the Notice Shares; and

(iii)	make consequential orders and give directions as the Court considers appropriate.

            There is no obligation on the Purchaser to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Notice Shares had as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Notice Shares, the Purchaser must then promptly pay that amount to the Dissenting Shareholder.

            In no circumstances will the Purchaser or any other Person be required to recognize a Person as a Dissenting Shareholder: (i) unless such Person is the registered holder of those Shares in respect of which Dissent Rights are sought to be exercised immediately prior to the Effective Time; (ii) if such Person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order and does not withdraw such notice of dissent prior to the Effective Time.

            In no event will the Purchaser or any other Person be required to recognize a Dissenting Shareholder as the holder of any Share in respect of which Dissent Rights have been validly exercised and not withdrawn at and after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders will be deleted from the central securities register of Merus as at the Effective Time.

            For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Shares in respect of which a Person has voted or has instructed a proxy holder to vote in favour of the Arrangement Resolution. Holders of Company Options, Company PSUs and/or Company Preferred Shares are not entitled to Dissent Rights.

            Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the notice of dissent with Merus’ written consent. If any of these events occur, Merus must return the share certificates representing the Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

            The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and failure to do so may result in the loss of all Dissent Rights. Persons who are beneficial shareholders of Shares registered in the name of an Intermediary, or in some other name, and who wish to exercise Dissent Rights should be aware that only the registered owner of such Shares is entitled to dissent.

            Accordingly, each Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and Sections 237 to 247 of the BCBCA, which are attached to this Information Circular as Appendix H and seek his, her or its own legal advice.

THE ARRANGEMENT

Background to the Arrangement

            The execution of the Arrangement Agreement between Norgine and Merus on May 11, 2017, together with the Voting and Support Agreements executed concurrently therewith, was the result of an extensive arm’s length negotiation between representatives of Merus, its legal and financial advisors and the Special Committee, on the one hand, and Norgine and its legal and financial advisors on the other hand. The following is a summary of the material events leading up to Norgine’s proposal for the transaction, the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the public announcement of the Arrangement and the execution of the Arrangement Agreement.

            Over the past several years, senior management of Merus and the Board have been engaged in discussions surrounding the strategic direction of Merus. These discussions included an evaluation of trends in the specialty pharmaceutical industry and the consideration of various strategic alternatives available to Merus, including pursuing a growth strategy focused on strategic acquisitions, and the opportunities and risks associated with maintaining the status quo. Over the course of these discussions, Merus was also approached from time to time by parties wishing to discuss a potential acquisition of Merus. As a result, Merus had entered into multiple confidentiality agreements with sophisticated parties under which Merus provided certain non-public information.

            In mid-December 2016, a senior executive of a competitor (“Party 1”), which was subject to an existing confidentiality and standstill agreement with Merus, contacted Mr. Barry Fishman, Merus’ Chief Executive Officer, to express interest in entering into negotiations regarding a possible transaction. Mr. Fishman directed the senior executive to Robert Pollock, an independent director of Merus, who would later be appointed by the Board as Chair of the Special Committee formed to assist the Board in considering third party acquisition proposals and any alternative transactions. On December 23, 2016, following discussions between Mr. Pollock and the senior executive of Party 1, Merus received an unsolicited non-binding letter of intent outlining a proposed purchase price and the terms on which Party 1 was prepared to enter into a transaction. The non-binding proposal included a December 29, 2016 expiry date and contemplated share and warrant consideration along with a request for exclusivity until February 15, 2017 (the “First Proposal”).

            Following the receipt of the First Proposal, Mr. Pollock discussed the most effective and appropriate process to evaluate the First Proposal with Merus’ legal counsel, Torys, and representatives of Merus’ management and other members of the Board. In the course of these discussions, it was determined that a financial advisor should be retained to assist Merus and the Board with the evaluation of potential transactions. During the week following the receipt of the First Proposal, various financial advisors were contacted in order to assess the suitability and expertise of such advisors in providing financial advice to Merus and the Board.

            On December 27, 2016, Rothschild was selected as financial advisor. A formal engagement letter was finalized later that week providing for the provision by Rothschild of investment banking and financial advisory services to Merus, including advising Merus with respect to a potential sale, merger or other business/strategic combination involving Merus, and to provide, if requested, an opinion to the Board and Special Committee as to the fairness, from a financial point of view, of the consideration payable to Shareholders in a transaction involving Merus.

            During the week of December 25, 2016, Mr. Pollock, along with representatives of management and the Board, discussed the First Proposal with the assistance of Merus’ advisors and assessed the terms of the offer, including the non-binding nature and conditionality of the First Proposal and the six-week exclusivity period contemplated therein. It was concluded that the premium proposed in the First Proposal was not sufficient to grant exclusivity to Party 1 and to canvas the market for potential acquirers. After analyzing and discussing the First Proposal, and after receiving unanimous support from the Board, it was decided that the best course of action was to respond to the First Proposal by soliciting an improved offer.

            On December 30, 2016, Mr. Pollock, on behalf of Merus and the Board, delivered a response to Party 1. In the response, Mr. Pollock stated that the First Proposal, as currently contemplated, was not sufficient to facilitate exclusive discussions given the mix of consideration and conditionality inherent in the letter of intent, but that Merus would consider entering into an exclusivity agreement at a price and consideration mix acceptable to the Board. The response also offered to provide Party 1 with immediate access to a comprehensive data room to assist Party 1 in improving its valuation assessment of Merus. Given the First Proposal contained equity consideration from Party 1, a request for diligence access by Merus of Party 1 was also made. Party 1 subsequently indicated it was not prepared to engage further on that basis.

            Over the next two weeks, Merus with the assistance of Rothschild engaged in a “market check” by contacting parties subject to existing confidentiality and standstill agreements with Merus, in order to solicit their interest in engaging in a potential transaction. During this period, representatives of Merus’ management and the Board received regular updates from Rothschild on the status of these discussions and Rothschild was instructed to assist management in reviewing and organizing its electronic data room in preparation for granting access to interested parties. The feedback received from these parties was that while there was potential interest in exploring a transaction with Merus, these parties were not willing to participate in a formal auction process. Non-binding expressions of interest were delivered by two parties during this period with an accompanying request for a 7 week exclusivity period from one of the parties. However, none of these initial discussions resulted in Merus entering into a letter of intent because one party proposed an unacceptable offer price and the other party discontinued discussions with Merus.

            On January 18, 2017, the Board met to receive Rothschild’s report on its initial financial analysis and to discuss the status of the “market check”. Rothschild also provided the Board with an update on the non-binding expressions of interest received to date by Merus, requests for exclusivity and the various discussions that were ongoing with interested parties. Torys briefed the Board on its legal and fiduciary obligations and related process considerations. In light of the feedback that potential acquirers were not prepared to participate in a formal auction process, the Board considered the appropriate process to follow going forward. The Board also discussed the advantages and disadvantages of more broadly canvasing potential acquirers, either through an auction or through a more limited pre-signing market check as opposed to entering into exclusive discussions with one counterparty. The Board also discussed the ability to negotiate an exclusivity agreement containing a “fiduciary out” to accept “superior proposals” arising during an exclusivity period. In light of the reluctance by parties to proceed on a non-exclusive basis, the Board determined that it should conduct a more limited market check and seek latitude to consider “superior proposals” if exclusivity is requested.

            At the January 18, 2017 Board meeting, the Board also constituted the Special Committee, comprised of three independent directors, Robert Pollock, Timothy Sorensen and David Guebert, and approved its mandate. The Special Committee mandate provided that, among other things, the Special Committee would be responsible for reviewing and considering proposals from third parties to pursue a transaction which might involve the acquisition of Merus as well as alternative transactions and would carry out and supervise any negotiations regarding a proposed transaction and make recommendations to the Board relating thereto.

            The Special Committee was intimately involved in the analysis and evaluation of all proposals received by Merus. This included the proposal submitted by Norgine, and the supervision of the process that led to the entering into of the Arrangement Agreement and the negotiation of the price and other terms and conditions with respect to the Arrangement. The Special Committee met a total of 13 times prior to the announcement of the Arrangement and had numerous additional informal discussions among themselves, other members of the Board, representatives of Merus’ management and legal and financial advisors. The Special Committee also held in camera sessions with Torys and Rothschild at which the members of the Special Committee engaged in confidential discussions without the presence of Merus’ management.

            Between the January 18, 2017 Board meeting and the announcement of the Arrangement Agreement, a total of 13 confidentiality agreements were entered into with interested parties, including Party 2 and Party 3 (each defined below) and Norgine. Rothschild circulated information packages and financial data to various parties and management presentations were provided (unless prohibited pursuant to exclusivity arrangements).

            On February 27, 2017, a private equity firm (“Party 2”) submitted a non-binding offer to acquire all of the shares by way of a plan of arrangement (the “Second Proposal”) for $1.85 per Share. The Second Proposal provided that Party 2 would finance the proposed transaction and any future strategic acquisitions with a mix of debt and equity capital, and would not be subject to any financing condition. Pursuant to the Second Proposal, Party 2 requested a 30 business day exclusivity period and a reimbursement of its expenses in an amount of up to US$1.5 million in the event of a breach of the exclusivity or if an alternative transaction was announced (and subsequently completed) within a time period following expiry of the exclusivity period. The Second Proposal also contemplated, among other things, a 4.0% break fee, and that, as a condition to the execution of a definitive agreement, key members of management would enter into new management incentive agreements to invest in the post-transaction business entity.

            The Board met on February 28, 2017 with Rothschild and Torys to discuss the Second Proposal (including the exclusivity request). Rothschild provided an update on other proposals that might be received during any exclusivity period with Party 2 and the Board discussed the advantages and disadvantages of pursuing exclusive discussions with Party 2. The Board determined, in consultation with Rothschild and Torys, that any exclusivity period with Party 2 should be accompanied by a “fiduciary out” permitting it to terminate exclusivity in the event that a superior proposal was received. It was also agreed that any exclusivity period should be staged, such that Party 2 would need to reconfirm its offer price midway through the exclusivity period in order for exclusivity to continue.

            On February 28, 2017, a media report stating that Merus had hired Rothschild to explore strategic alternatives was published. Merus subsequently issued a press release later the same day confirming that Rothschild had been retained to advise on a variety of strategic options, including a potential sale of the Company.

            On March 1, 2017, Merus engaged in discussions with representatives of both Norgine and Party 2. Merus informed Norgine and other interested parties that if they intended on making a proposal, they should submit it as soon as reasonably possible. Norgine indicated that it expected to deliver a proposal over the next days, but was unwilling to give Rothschild any indication as to a proposed offer price or terms of the proposal. Rothschild discussed the Second Proposal with the financial advisor representing Party 2 and the possible terms upon which Merus would support the Second Proposal and enter into an exclusivity agreement. Party 2 expressed concern about the media reports and press release regarding Merus’ engagement of Rothschild and reiterated that it would not be prepared to spend significant time and resources to engage with Merus on a non-exclusive basis.

            Between March 1, 2017 and March 6, 2017, Party 2 and its legal and financial advisors, on the one hand, and the Special Committee and Merus’ legal and financial advisors, on the other hand, negotiated the terms of the Second Proposal, including provisions relating to a “fiduciary out” and the circumstances in which an expense reimbursement would be payable. The Special Committee instructed Merus’ management not to discuss any terms of the proposed management equity arrangements with Party 2 without the approval of the Special Committee. The proposed management equity arrangements referenced in the Second Proposal were first communicated by Party 2 to Rothschild who, in turn, communicated the proposed arrangements directly to the Special Committee. Following that communication, Mr. Pollock disclosed the details of the management equity arrangements to Mr. Fishman.

            On the morning of March 6, 2017, the Special Committee met to discuss the Second Proposal and receive an update from Rothschild and Torys. As Norgine or any other interested parties had not yet delivered a proposal, and in light of Party 2’s indication that they would withdraw the Second Proposal if not finalized that day, the Special Committee determined it was appropriate to execute the Second Proposal given that it contained a “fiduciary out” to consider superior proposals. Following the Special Committee meeting, a meeting of the Board was held to consider and formally approve the entering into of the Second Proposal and exclusivity agreement. Rothschild updated the Board as to the status of discussions with Norgine and other interested parties, and Torys outlined the operation of the exclusivity provisions to be entered into with Party 2, following which the Board approved the arrangements with Party 2. The Second Proposal was signed later that evening and exclusivity was granted to Party 2 for a 15 business day period until March 27, 2017, subject to an automatic extension for an additional 15 business days if Party 2 re-confirmed price prior to March 27, 2017.

            On March 7, 2017, Merus received a formal non-binding offer letter from Norgine which proposed an acquisition of all of Merus’ outstanding common shares at price per Share of $1.80 to $1.85, and attached to the offer was a letter from a financing institution indicating that it was confident in its ability to arrange the whole of the debt financing required to effect the proposed transaction. The Special Committee met on March 10, 2017 with Rothschild and Torys to discuss the proposal received from Norgine. After discussion, the Special Committee concluded that the Norgine proposal was not a superior proposal as defined in the Second Proposal.

            On March 24, 2017, Merus received a letter from Party 2, indicating progress in financing arrangements and emphasizing continued support from equity providers. In accordance with Party 2’s exclusivity letter, an automatic extension was granted for an additional 15 business days until April 18, 2017. During the exclusivity period extension, Party 2 and its legal and financial advisors, on the one hand, and the Special Committee and Merus’ legal and financial advisors, on the other hand, negotiated the terms of a draft arrangement agreement between Party 2 and Merus. The Special Committee also met with Merus’ legal and financial advisors to provide direction as they conducted negotiations in respect of the draft arrangement agreement between Party 2 and Merus. At such meetings, representatives of Torys provided updates to the Special Committee as to open issues in respect of the draft arrangement agreement and other ancillary agreements and documents, and the Special Committee instructed Torys as to the terms and conditions of such agreements that would be acceptable to it.

            On March 28, 2017, Norgine submitted a revised unsolicited non-binding proposal for Merus at $1.95 per Share (the “Revised Norgine Proposal”) and another party (“Party 3”) submitted an unsolicited non-binding proposal for Merus at $1.60 to $1.94 per Share (the “Third Proposal”).

            On April 1, 2017 the Special Committee met with Rothschild and Torys to assess and evaluate whether the Revised Norgine Proposal and/or the Third Proposal constituted a “superior proposal” under the definition of superior proposal in the Second Proposal. Rothschild provided a financial analysis and Torys reviewed the terms of both proposals and the implications of a superior proposal determination on the Second Proposal. Following a discussion, and after receiving advice from Rothschild and Torys, the Special Committee determined that the Revised Norgine Proposal was a superior proposal as defined in the Second Proposal and that the Third Proposal was not a superior proposal as defined in the Second Proposal. The Board subsequently met and discussed the proposals and the Special Committee’s determination. After receiving the advice of Rothschild and Torys, and in consultation with the Special Committee, the Board determined that the Revised Norgine Proposal was a superior proposal as defined in the Second Proposal and that the Third Proposal was not a superior proposal as defined in the Second Proposal. Party 2 was subsequently informed of the Board’s superior proposal determination and in response, Party 2 indicated that it would not match the Revised Norgine Proposal and exclusivity would subsequently be terminated as per the terms of the Second Proposal.

            The exclusivity agreement under the Second Proposal was terminated and discussions with Norgine commenced on April 6, 2017. Between April 6, 2017 and April 13, 2017, Norgine and its legal and financial advisors on the one hand, and the Special Committee and Merus’ legal and financial advisors on the other hand, negotiated the terms of a non-sale agreement (the “Non-Sale Agreement”) with Norgine that would restrict Merus from entering into a transaction involving the sale of Merus during a non-sale period but which would expressly permit the solicitation of expressions of interest from any party who had been involved in any discussions with Merus on or after December 1, 2016 until the date of the Non-Sale Agreement, or from any party who submits (or submitted) a “superior proposal” thereafter. The Non-Sale Agreement included a staged price reconfirmation process and a $1.5 million expense reimbursement in the event that the non-sale provisions were breached or an alternative transaction was entered into during a tail period following the termination of the Non-Sale Agreement. On April 13, 2017, the Special Committee met and approved the Non-Sale Agreement. The Board subsequently met on April 13, 2017, and the Special Committee provided an update on the Revised Norgine Proposal and its negotiation of the Non-Sale Agreement. The Special Committee advised the Board that based on its review of the draft Non-Sale Agreement, and after discussions with Rothschild and Torys, its recommendation was that the Board approve the entering into of the Non-Sale Agreement. Following this discussion, the Board approved the entering into of the Non-Sale Agreement with Norgine and later that day, Norgine and Merus executed the Non-Sale Agreement.

            As permitted by the Non-Sale Agreement, confidentiality agreements continued to be entered into with interested parties and certain discussions continued with parties that had previously expressed an interest in Merus. During the week of April 17, 2017, it was communicated to Rothschild and Mr. Pollock by Party 2 that a number of issues had been recently identified by Party 2 during its due diligence process and it would not be prepared to engage with Merus at a price in excess of $1.60 per Share. Further discussions with Party 3 led Rothschild to conclude that the Third Proposal was most likely at an offer price of approximately $1.57 to $1.60 per Share.

            On April 21, 2017, the agreed date of Norgine’s first price reconfirmation pursuant to the Non-Sale Agreement, the CEO of Norgine communicated to Mr. Pollock that as a result of their diligence findings, Norgine would be revising their offer downward to an offer price of $1.75 per Share. The Special Committee subsequently met with Rothschild and management of Merus to seek input with a view to understanding the valuation gap and rationale for Norgine’s price revision in light of its diligence findings. Following attempts to counter the $1.75 offer price it was decided by the Special Committee, with the unanimous approval of the Board and with management’s input on the results of Norgine’s diligence findings, that Merus should enter into an amendment to the Non-Sale Agreement that contemplated a revised price of $1.75. A subsequent price reconfirmation by Norgine would need to be made on May 3, 2017 pursuant to the terms of the amended Non-Sale Agreement.

            During the “non-sale period” under the Non-Sale Agreement, Norgine and its financial and legal advisors, on the one hand, and the Special Committee and Merus’ legal and financial advisors, on the other hand, negotiated the Arrangement Agreement and the Voting and Support Agreements required to implement the Arrangement. The Special Committee also met with Merus’ legal and financial advisors in a supervisory role as they conducted negotiations in respect of the Arrangement Agreement. At such meetings, representatives of Torys provided updates to the Special Committee with respect to its discussions with Norgine’s legal advisors and reported to the Special Committee as to open issues with respect to the draft Arrangement Agreement, the Voting and Support Agreements and other ancillary agreements and documents. The Special Committee then instructed Torys as to the terms and conditions of such agreements that would be acceptable to it.

            On May 3, 2017, the next price reconfirmation date as per the amended Non-Sale Agreement, Norgine’s CEO communicated to Mr. Pollock that in light of further issues recently identified during the diligence process, Norgine’s offer would be further revised to $1.65 per Share (the “Final Norgine Proposal”). On May 4, 2017, the Special Committee met with Rothschild and Torys and representatives of Merus’ management to discuss the Final Norgine Proposal and the stated reasons for the further price reduction. The Special Committee determined that while it would not support the Final Norgine Proposal, Rothschild and Merus’ management should meet with representatives of Norgine and their financial advisors to discuss the additional issues raised through the diligence process and their differing views on the impact on valuation. The Special Committee also instructed Torys to continue negotiating the Arrangement Agreement with Norgine’s legal counsel but only on the understanding that Merus was not accepting the Final Norgine Proposal by doing so.

            Between May 4, 2017 and May 10, 2017 Norgine and Merus and their respective advisors discussed Norgine’s analysis and the areas in which Norgine appeared to have taken a different approach than Merus with respect to an assessment of materials contained in the data room. In response to counter proposals communicated by Mr. Pollock and Rothschild, Norgine’s CEO reiterated to Mr. Pollock that $1.65 was the final proposal and no upward price adjustment would be made. On May 8, 2017, Norgine submitted its final offer of $1.65 per Share in writing.

            On May 8, 2017, Clarus was formally retained to provide a fixed-fee opinion to the Board and Special Committee, of the fairness, from a financial point of view, of the consideration payable to Shareholders pursuant to the Arrangement. The terms of the engagement with Clarus provided that its compensation was not contingent on the completion of a transaction.

            On May 9, 2017, the Special Committee met to further discuss the Final Norgine Proposal with its advisors. Following discussion with its advisors and a review of the status of discussions with other interested parties (including Party 2 and Party 3) and the process it had followed up to such date, the Special Committee reached a view that it did not expect a better offer for Merus to materialize.

            On May 10, 2017, the Special Committee held a meeting with representatives of Torys, Rothschild and Clarus to review and discuss the merits of the transaction and the analyses supporting the Fairness Opinions. At this meeting, Torys updated the Special Committee on the status of the negotiations in respect of the Arrangement Agreement. Torys reviewed the key provisions of the draft Arrangement Agreement, including the closing conditions, the allocation of risk to the closing of the Arrangement, the nature of the non-solicitation obligations and corresponding fiduciary exceptions, the scope of the representations, warranties and operating covenants, the circumstances in which each party would be permitted to terminate the Arrangement Agreement and the instances in which a termination fee and expense reimbursement would be payable by Merus. The Special Committee received the oral fairness opinions of Rothschild and Clarus, which were subsequently memorialized in written Fairness Opinions to the Special Committee and the Board. The Fairness Opinions provided that, as of May 10, 2017, based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Shareholders pursuant to the transaction contemplated by the Arrangement Agreement was fair, from a financial point of view, to Shareholders. Following discussions amongst the members of the Special Committee, and after giving careful consideration to the Fairness Opinions and the other factors and risks identified under the heading “Reasons for the Recommendation – Reasons for the Arrangement” above, the Special Committee unanimously: (i) determined that the Arrangement is fair to Shareholders and is in the best interests of Merus; (ii) recommended that the Board approve the Arrangement Agreement, and (iii) recommended that Shareholders vote in favour of the resolution to approve the transactions contemplated by the Arrangement Agreement.

            Immediately following the meeting of the Special Committee, the Board held a meeting with representatives of Torys, Rothschild and Clarus to review the transaction and the analyses supporting the Fairness Opinions and to receive the Fairness Opinions and the recommendations of the Special Committee. Torys reviewed the key provisions of the draft Arrangement Agreement, including the closing conditions, the allocation of risk to the closing of the Arrangement, the nature of the non-solicitation obligations and corresponding fiduciary exceptions, the scope of the representations, warranties and operating covenants, the circumstances in which each party would be permitted to terminate the Arrangement Agreement and the instances in which a termination fee and expense reimbursement would be payable by Merus. The Board received the oral fairness opinions of Rothschild and Clarus, which were subsequently memorialized in written Fairness Opinions to the Special Committee and the Board. The Board then authorized Merus to enter into the Arrangement Agreement and resolved to unanimously recommend to Shareholders that they vote in favour of the Arrangement.

            Early in the morning of May 11, 2017, the transaction documents, including the Arrangement Agreement and the Voting and Support Agreements, were finalized and executed by the applicable parties and a news release announcing the transaction was issued before the opening of trading on the TSX and NASDAQ. On May 26, 2017, the Board approved the Information Circular and the mailing thereof to Shareholders.

Recommendation of the Special Committee

            As described above under “Background to the Arrangement”, the Board established a Special Committee to, among other things, oversee, review and consider the Arrangement and make a recommendation to the Board with respect to the Arrangement. The Special Committee was comprised of Timothy Sorensen, Robert Pollock and David Guebert and it met on numerous occasions both as a committee with solely its members and advisors present and with management, where appropriate. In camera meetings of both the Special Committee and the Board were held.

            The Special Committee, having taken into account such matters as it considered relevant and after receiving legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and unanimously recommended that the Board approve the Arrangement. The Special Committee recommends that the Shareholders vote FOR the Arrangement Resolution. Each member of the Board has entered into a Voting and Support Agreement, pursuant to which they have each agreed to vote all of their Shares in favour of the Arrangement Resolution.

            In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed below under “Reasons for the Arrangement”. Specifically, the Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Company, and after taking into account the advice of the Company’s financial and legal advisors and the advice of management of the Company.

Recommendation of the Board

            After careful consideration and taking into account, among other things, the recommendation of the Special Committee, the Board, after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

            Each director and executive officer of the Company has agreed to vote all of such individual’s Shares FOR the Arrangement Resolution.

            In forming its recommendation, the Board considered a number of factors, including, without limitation, the recommendation of the Special Committee and the factors listed below under “Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of members of the Board of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial and legal advisors, and input of management, have unanimously determined that the Arrangement is in the best interests of the company.

            The Company on behalf of the Board and Special Committee, retained the Financial Advisors to act as financial advisors to the Board and the Company and to provide the Fairness Opinions to the Board.

Voting and Support Agreements

            All directors and certain senior officers of the Company, holding or controlling, in the aggregate, approximately 4.8% of the Shares (on an undiluted basis), have entered into Voting and Support Agreements with Norgine to vote their Shares in favour of the Arrangement Resolution.

Reasons for the Arrangement

            As described above, in making its recommendation, each of the Special Committee and the Board carefully considered a number of factors, including those listed below. Each of the Special Committee and the Board based their respective recommendations upon the totality of the information presented to and considered by it in light of their knowledge of the business, financial condition and prospects of Merus, after having undertaken a thorough review of, and having carefully considered the terms of the Arrangement Agreement, and after consulting with financial and legal advisors, including receiving the Fairness Opinions, and input of management.

            The following summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes a summary of the material information and factors considered in the consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the consideration of the Arrangement, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. The full Board was present at the May 10, 2017 meeting at which the Arrangement was approved and the Board was unanimous in its recommendation to the Shareholders to vote FOR the Arrangement Resolution.

•

Premium to Shareholders. The Consideration being offered to Shareholders under the Arrangement represents a premium of approximately 63.4% to the closing price of $1.01 on the TSX and 58.8% to the closing price of US$0.76 on the NASDAQ on May 10, 2017 (based on the indicative exchange rate as reported by the Bank of Canada on that date of $1.00=US$0.7314), and a premium of 55.1% over the 30-day VWAP of $1.06 on the TSX and 47.2% over the 30-day VWAP of US$0.82 on the NASDAQ.

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Certainty of Value and Liquidity. The Consideration being offered to Shareholders under the Arrangement is all cash, which allows Shareholders to immediately realize value for all of their investment and provides certainty of value and immediate liquidity.

•	Fairness Opinions. The Fairness Opinions delivered by the Financial Advisors as described in greater detail below under “Fairness Opinions”.

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Special Committee and Board Oversight. The Arrangement is the result of a comprehensive review of strategic alternatives carried out by Merus and overseen by the Special Committee. The Special Committee and the Board were advised by highly qualified financial and legal advisors. The Arrangement was unanimously recommended to the Board by the Special Committee, and was unanimously approved by the Board, which is comprised of seven directors, six of whom are independent of Merus.

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Procedural Safeguards. (i) The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast at the Meeting by Shareholders, (ii) the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement, and (iii) the Registered Shareholders have been provided with the right to exercise Dissent Rights.

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Company’s Prospects. The Special Committee and the Board concluded, after a thorough review and after receiving financial and legal advice, that the value offered to Shareholders under the Arrangement is more favourable to Shareholders than the potential value that might have resulted from other strategic alternatives reasonably available to Merus, including:

(i)	remaining a publicly traded company and continuing to pursue Merus’ strategic plan on a stand-alone basis, or

(ii)	exploring the possibility of other strategic transactions such as acquisitions in each case, taking into consideration the potential rewards, risks and uncertainties associated with those other alternatives, Merus’ current and historical financial condition, and results of operations.

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Financial, Legal and Other Advice. Extensive financial, legal and other advice was provided to the Special Committee and the Board. This advice included detailed financial advice from two highly qualified financial advisors.

•	Certainty of Closing. Norgine’s obligation to complete the Arrangement is subject to a limited number of conditions and the Arrangement is not subject to a due diligence or financing condition.

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Ability to Respond to Superior Proposal. Under the Arrangement Agreement, the Board, in certain circumstances, is able to consider, accept and enter into a definitive agreement with respect to a Superior Proposal and that the Termination Fee payable to Norgine in connection with a termination of the Arrangement Agreement is an appropriate inducement for Norgine to enter into the Arrangement Agreement.

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Voting and Support Agreements. The Voting and Support Agreements terminate in the event that the Arrangement Agreement is terminated by Merus, permitting the Supporting Shareholders to support a transaction involving a Superior Proposal.

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Required Regulatory Approval. The likelihood of receiving the Required Regulatory Approval within the timeframe set out in the Arrangement Agreement, including by the Outside Date (as it may be extended), understanding the risks associated thereto.

          In the course of its deliberations, the Special Committee and the Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors”) and potentially negative factors relating to the Arrangement, including the following:

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If the Arrangement is successfully completed, Merus will no longer exist as an independent publicly traded company and Shareholders will be unable to participate in the longer term potential benefits of the business of Merus.

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The limitations contained in the Arrangement Agreement on Merus’ ability to solicit alternative transactions from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, Merus may be required to pay the Termination Fee, which may adversely affect Merus’ financial condition.

•	The conditions to Norgine’s obligation to complete the Arrangement and the rights of Norgine to terminate the Arrangement Agreement in certain circumstances.

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The restrictions imposed pursuant to the Arrangement Agreement on the conduct of Merus’ business during the period between the execution of the Arrangement and the consummation of the Arrangement or the termination of the Arrangement Agreement.

•

The risks to Merus if the Arrangement is not completed, including the costs to Merus in pursuit of the Arrangement, the diversion of management’s attention away from conducting Merus’ business in the ordinary course and the potential impact on Merus’ current business relationships (including with current and prospective employees, customers, suppliers and partners).

•

If the Arrangement Agreement is terminated and the Board decides to seek another transaction or business combination, there is no assurance that Merus will be able to find a party willing to pay greater or equivalent value compared to the Consideration available to Shareholders under the Arrangement or that the continued operation of Merus under its current business model will yield equivalent or greater value to Shareholders compared to that available under the Arrangement Agreement.

•

The fact that under the Arrangement Agreement, Merus’ directors and certain of its senior officers may receive benefits that differ from, or be in addition to, the interests of Shareholders generally as described under “The Arrangement - Interests of Certain Persons in the Arrangement.”

            The Special Committee’s and the Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Management Information Circular – Forward-looking Statements” and “Risk Factors”.

Fairness Opinions

Rothschild Fairness Opinion

            The following is only a summary of the Rothschild Fairness Opinion and is qualified in its entirety by the full text of the Rothschild Fairness Opinion, a copy of which is attached hereto as Appendix D and which forms part of the Information Circular. The Rothschild Fairness Opinion was prepared as of May 10, 2017 for the exclusive use of the Board and the Special Committee and for inclusion in the Information Circular. Securityholders are urged to read the full text of the Rothschild Fairness Opinion and should consider the same in its entirety. The Rothschild Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote in respect of the Arrangement Resolution.

Engagement of Rothschild

            Rothschild was engaged by Merus pursuant to an engagement letter dated as at December 23, 2016 to prepare and deliver to the Board and the Special Committee an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement. With respect to fees, a substantial portion of the fees payable to Rothschild in connection with the financial advisory services provided by Rothschild (other than that portion payable in respect of the delivery of the Rothschild Fairness Opinion), being approximately $3.5 million, is contingent on the completion of the Arrangement. The fee for rendering the Rothschild Fairness Opinion, being $300,000, is creditable against the contingent portion of the fee and is not contingent upon the consummation of the Arrangement or the conclusions reached in the Rothschild Fairness Opinion. In connection with the engagement of Rothschild, Merus also agreed to reimburse Rothschild for its reasonable out-of-pocket expenses and to indemnify Rothschild in respect of certain liabilities that might arise out the engagement.

Credentials of Rothschild

            Rothschild is a member of Rothschild & Co., which is one of the world’s leading independent investment banks with more than fifty offices in more than forty countries. Rothschild’s and its affiliates’ main activities include mergers and acquisitions advisory, restructuring advisory, debt advisory, equity advisory and other financial advisory services to public and private corporations and to governments and their agencies. Rothschild and its affiliates have advised, and have commercial relationships with, a broad cross section of pharmaceutical companies and private equity investors in the healthcare field, having consummated approximately 300 healthcare transactions globally over the past eight years.

Independence of Rothschild

            Neither Rothschild nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Merus or Norgine, or any of their respective associates or affiliates.

            Rothschild has not been engaged to provide any financial advisory services nor has it participated in any underwriting involving Merus or Norgine, or any of their associates or affiliates, during the 24-month period preceding the date Rothschild was first contacted in respect of the Arrangement.

            As at the date of the Rothschild Fairness Opinion, there are no understandings, agreements or commitments between Rothschild and Merus, Norgine, or any of their respective associates or affiliates with respect to any future financial advisory or investment banking business. Rothschild may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Merus, Norgine, or any of their respective associates or affiliates.

Scope of Review by Rothschild

            In connection with the delivery of the Rothschild Fairness Opinion, Rothschild reviewed and relied upon (without attempting to independently verify the completeness or accuracy of) or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement between Merus and Norgine dated May 10, 2017;

2.

certain internal financial, operational, corporate and other information with respect to Merus that was prepared or provided by the management of Merus, including internal operating and financial projections prepared by the management of Merus;

3.

annual reports of Merus, including the comparative audited financial statements of Merus and management’s discussion and analysis related thereto, for the fiscal years ended September 30, 2016 and 2015;

4.

the news release dated February 14, 2017, regarding quarterly interim results, including the comparative unaudited financial statements and management’s discussion and analysis of Merus for the three months ended December 31, 2016;

5.

quarterly interim reports, including the comparative unaudited financial statements and management’s discussion and analysis related thereto, for the three months ended March 31, 2017 and 2016, December 31, 2016 and 2015, and June 30, 2016 and 2015;

6.	the annual information forms of Merus for the fiscal years ended September 30, 2016 and 2015;

7.	the Existing Credit Agreement;

8.	certain data room materials and information provided by Merus to various interested parties performing their due diligence exercise;

9.	discussions with management of Merus regarding past and current operations, and financial conditions and prospects of Merus;

10.	non-public documents relating to Merus and Norgine including operating plans, general and administrative expenses and other relevant information;

11.	information obtained during numerous due diligence discussions with senior management of Merus and Torys between December 2016 and May 2017;

12.	various documents containing corporate and asset specific information of Merus, including financial analysis and legal information;

13.

public information related to the business, operations, financial performance and trading history of Merus and other selected comparable companies, to the extent considered by Rothschild to be relevant;

14.	public information with respect to other transactions of a comparable nature considered by Rothschild to be relevant;

15.

selected investment research reports published by equity research analysts and industry sources regarding Merus and other public companies in the pharmaceutical sector to the extent considered by Rothschild to be relevant;

16.	expressions of interest received from interested parties with respect to transactions involving Merus, of which Rothschild was aware;

17.	discussions with Merus’ external counsel with respect to various matters relating to Merus and the Arrangement; and

18.	such other corporate, industry, and financial market information, investigations, and analyses as Rothschild considered necessary or appropriate in the circumstances.

Rothschild has not, to the best of its knowledge, been denied access by Merus to any information requested by Rothschild.

General Assumptions and Limitations

            The Rothschild Fairness Opinion was provided for the exclusive use of the Board and the Special Committee and should not be relied upon by any other person. Moreover, the Rothschild Fairness Opinion must be considered and reviewed as a whole and selecting portions of the analyses or factors considered by Rothschild, without considering all the analyses and factors together, could create a misleading view of the process underlying the Rothschild Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

            In preparing the Rothschild Fairness Opinion, Rothschild has assumed that transactions contemplated by the Arrangement Agreement will be consummated as contemplated without any waiver or amendment of any terms or conditions, that Merus and Norgine will comply with all material terms of the Arrangement Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals required for the Arrangement, no material delays, limitations, conditions or restrictions will be imposed. The Rothschild Fairness Opinion has been rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Rothschild Fairness Opinion and the conditions and prospects, financial and otherwise, of Merus as they are reflected in the information referred to under Scope of Review above, and as they were represented to Rothschild by Merus and its affiliates and advisors.

            The Rothschild Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether or not to vote in favour of the Arrangement Resolution. Furthermore, Rothschild has not expressed any opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of the Rothschild Fairness Opinion for such purposes. The full text of the Rothschild Fairness Opinion setting out the assumptions made and limitations and qualifications of the review undertaken by Rothschild in connection with the Rothschild Fairness Opinion is attached as Appendix D to the Information Circular, the “Rothschild Fairness Opinion”.

Approach to Fairness and Analysis

            Rothschild performed various analyses in connection with rendering its opinion, including, (i) discounted cash flow analysis, (ii) comparable trading analysis and (iii) precedent transactions analysis (each as described in detail in the full text of the Rothschild Fairness Opinion attached hereto as Appendix D). In arriving at its conclusion, Rothschild did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgements on the basis of its experience in rendering such opinions and on the information presented as a whole.

Rothschild Fairness Opinion

            Based upon and subject to the foregoing, and the assumptions, qualifications and limitations set out in the Rothschild Fairness Opinion, Rothschild is of the opinion that, as of May 10, 2017, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

Clarus Securities Inc. Fairness Opinion

            The following is only a summary of the Clarus Fairness Opinion and is qualified in its entirety by the full text of the Clarus Fairness Opinion, a copy of which is attached hereto as Appendix E and forms part of the Information Circular. The Clarus Fairness Opinion has been prepared as of May 10, 2017 for the exclusive use of the Board and the Special Committee and for inclusion in the Information Circular. Securityholders are urged to read the full text of the Clarus Fairness Opinion and should consider the same in its entirety. The Clarus Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote in respect of the Arrangement Resolution.

Credentials of Clarus

            Clarus is a Toronto-based investment dealer and a member of the Investment Industry Regulatory Organization of Canada, the TSX and the TSX Venture Exchange. Clarus has operations in a broad range of investment banking activities, including corporate finance and advisory, institutional equity sales and trading, and equity research. Clarus has participated in a significant number of transactions involving the financing and advisory of publicly traded life sciences companies since the commencement of Clarus’ operations in 2003. Since 2003, Clarus has prepared numerous fairness opinions in connection with both friendly and hostile change of control transactions, and published research on a wide range of pharmaceutical life sciences companies which involved a detailed valuation and investment analysis of each issuer.

Engagement of Clarus

            Clarus was engaged pursuant to an engagement agreement dated as at May 8, 2017 to provide the Board and the Special Committee with an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. With respect to fees for the engagement, Clarus received a fee of $30,000 that was payable upon the execution of the May 8, 2017 engagement agreement and a completion fee of $120,000 that was payable upon delivery to the Board and the Special Committee of the Clarus Fairness Opinion. Merus also agreed to reimburse Clarus for its reasonable out-of-pocket expenses in connection with Clarus’ engagement with Merus.

            No portion of the fees paid to Clarus including those fees paid in connection with the Clarus Fairness Opinion are contingent on the conclusions reached in the Clarus Fairness Opinion, or upon the consummation of the Arrangement.

Independence of Clarus

            Neither Clarus, nor any of its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Merus, Norgine or any of their respective associates or affiliates. Except as a financial advisor to the Board and the Special Committee in regard to the Clarus Fairness Opinion, neither Clarus nor any of its associates or affiliates is an advisor to any of Merus, Norgine or any of their respective associates or affiliates with respect to the Arrangement.

            Clarus has not, in the 24-month period preceding the engagement with Merus, been engaged to provide any evaluation, appraisal or financial advisory services nor has it participated in any financing or had a material interest in any transaction involving Merus, Norgine or any of their respective associates or affiliates, except that Clarus acted as co-lead underwriter in Merus’ bought deal private placement subscription receipt financing which closed on March 1, 2016 and involved gross proceeds to Merus of $27,075,000.

            As explained above, the fees paid to Clarus in connection with the Clarus Fairness Opinion are not contingent on the conclusions reached in the Clarus Fairness Opinion or upon the consummation of the Arrangement.

Scope of Review by Clarus

            In connection with the delivery of the Clarus Fairness Opinion, Clarus reviewed and relied upon (without attempting to independently verify the completeness or accuracy of) or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement between Merus and Norgine dated May 10, 2017;

2.	drafts of the Voting and Support Agreements between Norgine and the Supporting Shareholders, each dated May 10, 2017;

3.	audited financial statements of Merus and management’s discussion and analysis related thereto, for the fiscal years ended September 30, 2016 and 2015;

4.	quarterly interim report of Merus, including the unaudited financial statements and management’s discussion and analysis related thereto, for the three months ended December 31, 2016 and 2015;

5.	draft quarterly interim report of Merus, including the unaudited financial statements and management’s discussion and analysis related thereto, for the six months ended March 31, 2017 and 2016;

6.	an investor presentation prepared by Merus dated Winter 2017;

7.	the Merus management information circular dated February 15, 2017;

8.	the Merus annual information form for the year ended September 30, 2016;

9.	the Merus annual information form for the year ended September 30, 2015 and comparative audited financial statements and management’s discussion and analysis for the same period;

10.	the Merus annual information form for the year ended September 30, 2014 and comparative audited financial statements and management’s discussion and analysis for the same period;

11.	Merus press releases dated December 20, 2011 and July 11, 2014;

12.

certain internal financial, operational, corporate and other information with respect to Merus that was prepared or provided by the management of Merus, including internal operating and financial projections prepared by the management of Merus;

13.	discussions with management of Merus regarding past and current operations, and financial conditions and prospects of Merus;

14.	publicly available information regarding the business, financial conditions, and operations of Merus;

15.	public information with respect to other transactions of a comparable nature considered by Clarus to be relevant, obtained through Bloomberg, FactSet, and Thompson Reuters;

16.	selected public market trading statistics of the Company, and other entities considered by Clarus to be relevant;

17.	select relevant research reports published by equity research analysts regarding Merus, and other entities considered by Clarus to be relevant;

18.	select relevant reports published by equity research analysts and industry sources regarding other comparable publicly-traded entities; and

19.	such other information, analyses, investigations, and discussions as Clarus considered necessary or appropriate in the circumstances.

Clarus has not, to the best of its knowledge, been denied access by Merus to any information requested by Clarus.

General Assumptions and Limitations

            The Clarus Fairness Opinion was provided for the exclusive use of the Board and the Special Committee and may not be used or relied upon by any other person. In forming its conclusion as to the fairness, from a financial point of view, of the Arrangement to the Shareholders, Clarus made a number of assumptions, including, that there has been no material change in Merus’ financial position, operations, or outlook as of the date the Clarus Fairness Opinion; all material governmental, regulatory, and other approvals and consents necessary for completion of the Arrangement will be obtained without any material adverse effect on Merus; the Arrangement will be completed substantially in accordance with the terms set forth in the draft of the Arrangement Agreement reviewed by Clarus and in compliance with all applicable Laws; and there are no additional significant factors of the Arrangement which would have material impact upon Merus, as of the date of the Clarus Fairness Opinion, that Clarus did not considered in arriving at its conclusions.

            The full text of the Clarus Fairness Opinion setting out the assumptions made and limitations and qualifications of the review undertaking by Clarus in connection with the Clarus Fairness Opinion is attached as Appendix E to the Information Circular, the “Clarus Fairness Opinion”.

Approach to Fairness and Analysis

            Clarus performed various analyses in connection with rendering its opinion, including, (i) precedent change of control premiums on share price analysis, (ii) precedent change of control earnings multiple analysis and (iii) discounted cash flow analysis (each as described in detail in the full text of the Clarus Fairness Opinion attached hereto as Appendix E). In arriving at its conclusion, Clarus did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgements on the basis of its experience in rendering such opinions and on the information presented as a whole.

Clarus Fairness Opinion

            Based upon and subject to the foregoing, and the assumptions, qualifications and limitations set out in the Clarus Fairness Opinion, Clarus is of the opinion that, as of May 10, 2017, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

Arrangement Steps

            The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix C to this Information Circular.

            At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at two minute intervals starting at the Effective Time:

(a)

each Company Option issued and outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Company Option, be deemed to be fully vested and all of the outstanding Company Options, without any further action on behalf of the holders thereof and without any payment except as provided in the Plan of Arrangement and notwithstanding the terms of the Stock Option Plan, as the case may be, shall be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for the Cash-Out Consideration (other than Company Options where the Cash- Out Consideration is nil, such Company Options to be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for no consideration), and the holders of such Company Options will cease to be the holders of such Company Options, will cease to have any rights as holders in respect of such Company Options under the Stock Option Plan, such holders’ names will be removed from the Company’s register of Company Options, and all agreements, grants and similar instruments relating thereto will be cancelled;

(b)

each Company PSU issued and outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Company PSU, be deemed to be fully vested and all of the outstanding Company PSUs, without any further action on behalf of the holders thereof and without any payment except as provided in the Plan of Arrangement and notwithstanding the terms of the PSU Plan, as the case may be, shall be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for the Cash- Out Consideration, and the holders of such Company PSUs will cease to be the holders of such Company PSUs, will cease to have any rights as holders in respect of such Company PSUs under the PSU Plan, such holders’ names will be removed from the Company’s register of Company PSUs, and all agreements, grants and similar instruments relating thereto will be cancelled;

(c)

each Dissent Share held by a Dissenting Shareholder entitled to be paid fair value for its Dissent Shares will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, charges, encumbrances and any other rights of others, to the Purchaser in consideration for a debt claim against the Purchaser in an amount determined in accordance with the Plan of Arrangement and thereupon each Dissenting Shareholder will have only the rights set out in Plan of Arrangement and each Dissenting Shareholder will cease to be the holder of such Common Shares;

(d)

each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Shareholder who has validly exercised such holder’s Dissent Right, will, without any further action by or on behalf of a holder of Shares, be transferred to and acquired by the Purchaser, free and clear of all liens, charges, encumbrances and any other rights of others, in exchange for a cash payment equal to $1.65 per Share and, in respect of each Share:

(i)

each former holder of such Shares shall cease to be the holder of such Shares and to have any rights as the holder of such Shares other than the right to be paid $1.65 per Share by the Purchaser in accordance with the Plan of Arrangement and such holders’ names shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(ii)

the Purchaser shall be deemed to be the holder of such Shares (free and clear of all liens, charges, encumbrances and any other rights of others) and shall be entered in the register of the Shares maintained by or on behalf of the Company.

(e)	the PSU Plan and the Stock Option Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect; and

(f)	the Company issues to the Purchaser Shares of the Company in consideration for the cash consideration deposited by the Purchaser with the Depositary in respect of the Company Options and Company PSUs.

Effective Date

            The Arrangement will become effective no later than on the third Business Day (or such other day as the Parties shall agree upon in writing) after the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of the conditions to completion of the Arrangement (other than the deposit of funds with the Depositary in accordance with the Arrangement Agreement and conditions that, by their terms, cannot be satisfied until the Effective Date), but subject to the satisfaction or, where not prohibited, the waiver of the applicable Party or Parties in whose favour the condition is, of all conditions set forth in Article 6 of the Arrangement Agreement.

Sources of Funds

            In connection with the Arrangement Agreement, the Purchaser delivered to the Company a complete and accurate copy of a facilities agreement and the intercreditor agreement (collectively, the “Financing Documents”). Pursuant to the Financing Documents, certain financial institutions have committed to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein for the purpose of funding the Arrangement and the transactions contemplated by the Arrangement Agreement (being collectively referred to as the “Financing”).

            Under the terms of the Arrangement, an aggregate of approximately $342 million is expected to be paid by the Purchaser in consideration for the acquisition of all of the Shares, Company Options, Company PSUs and the repayment of the Company’s outstanding debt. The Purchaser expects that its payment obligations under the Arrangement will be funded from available cash and the Financing.

            The Purchaser has covenanted in the Arrangement Agreement that it shall use reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Financing Documents.

            The Arrangement Agreement provides that the Purchaser obtaining financing is not a condition to any of its obligations thereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser.

Interests of Certain Persons in the Arrangement

            In considering the recommendation of the Special Committee and the Board, Shareholders should be aware that directors and executive officers of the Company may have interests in the Arrangement or may receive benefits that differ from, or be in addition to, the interests of Shareholders generally. Other than the interests and benefits described below, none of the directors or officers of the Company or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement.

            All benefits received, or to be received, by directors, officers or employees of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of the Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the Shares held by such persons and no consideration is, or will be, conditional on the person supporting the Arrangement.

Shares and the Intentions of Directors and Executive Officers

            As of April 6, 2017, the directors and executive officers of the Company, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate 5,670,992 Shares, which represented approximately 4.8% of the issued and outstanding Shares on an undiluted basis.

            All of the Shares held by such directors and executive officers of the Company will be treated in the same fashion under the Arrangement as Shares held by all other Shareholders. Each director and executive officer of the Company has agreed to vote all of such individual’s Shares FOR the Arrangement Resolution.

Company Options

            The Stock Option Plan will be terminated in accordance with the terms of the Plan of Arrangement.

            As of close of business on the day prior to the date of the Arrangement Agreement, there were 6,598,500 Shares issuable upon the exercise of outstanding Company Options. The outstanding Company Options held by such directors and executive officers had exercise prices ranging from $1.00 to $2.92. If the Arrangement is consummated, all “in-the-money” Company Options outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company (net of any applicable withholdings) equal to $1.65 multiplied by the number of Shares subject to the Company Option less the applicable exercise price, if such amount is greater than zero, and each such Company Option shall immediately be cancelled. Each “out-of-the-money” Company Option will be cancelled and be of no further force and effect. Such directors and executive officers would be entitled to collectively receive cash compensation for the “in-the-money” Company Options of approximately $1,096,749.70, in the aggregate.

Company PSUs

            The PSU Plan will be terminated in accordance with the terms of the Plan of Arrangement.

            As of close of business on the day prior to the date of the Arrangement Agreement, there were 756,701 Shares issuable upon the vesting of outstanding awards under the PSU Plan. If the Arrangement is consummated, each Company PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall, without any further action by or on behalf of the holder of Company PSUs, be disposed of and surrendered by the holder thereof, to the Company in exchange for a cash payment (net of any applicable withholdings) equal to (A) the number of Shares subject to the Company PSU immediately prior to the Effective Time of the Arrangement, multiplied by (B) $1.65, and each such Company PSU shall immediately be cancelled. Directors and executive officers holding Company PSUs would be entitled to collectively receive cash compensation of approximately $1,248,556.70, in the aggregate.

Consideration

            The following table sets out the names and positions of the directors and executive officers of the Company as of May 11, 2017, the number of Shares, Company Options and Company PSUs owned or over which control or direction was exercised by each such director or executive officer of the Company and, where known after reasonable enquiry, by their respective associates or affiliates and the consideration to be received for such Shares, Company Options and Company PSUs pursuant to the Arrangement.

Name and Position with the Company	Shares	Estimated amount of Consideration to be received in respect of Shares	“In-the- Money” Company Options	Company PSUs	Estimated amount of cash to be received in respect of Company Options and Company PSUs	Total estimated amount of consideration to be received (subject to applicable withholdings)
Barry Fishman[1] Chief Executive Officer	687,500	$1,134,375.00	500,000	516,666	$1,051,498.80	$2,185,873.80
Michael Bumby[2] Chief Financial Officer	7,500	$12,375.00	25,000	52,500	$102,874.20	$115,249.20
Michael Cloutier[3] Chair and Director	68,500	$113,025.00	325,000	0	$224,749.80	$337,774.80
Robert Bloch[4] Director	1,000	$1,650.00	150,000	0	$97,500.00	$99,150.15
Theresa Firestone[5] Director	13,760	$22,704.00	150,000	0	$97,500.15	$120,204.15
David Guebert[6] Director	146,667	$242,000.55	150,000	0	$97,500.15	$339,500.70
Timothy Sorensen[7] Director	830,500	$1,370,325.00	150,000	0	$97,500.00	$1,467,825.15
Robert Pollock[8] Director	3,843,100	$6,341,115.00	150,000	0	$97,500.00	$6,438,615.15
Frank Rotmann[9] Managing Director European Operations	72,465	$119,567.25	100,000	127,535	$275,432.75	$394,999.75
Frank Fokkinga[10] Vice President, Regulatory Affairs and Quality Assurance	0	0	25,000	0	$16,250	$16,250

Name and Position with the Company	Shares	Estimated amount of Consideration to be received in respect of Shares	“In-the- Money” Company Options	Company PSUs	Estimated amount of cash to be received in respect of Company Options and Company PSUs	Total estimated amount of consideration to be received (subject to applicable withholdings)
Geoff Morrow[11] Vice President Business Development	0	0	100,000	0	$65,000	$65,000
Andrew Patient[12,13] Former Chief Financial Officer	108,000	$178,200.00	50,000	60,000	$122,000	$302,200.00

(1)	Barry Fishman holds in the aggregate 1,175,000 Company Options.
(2)	Michael Bumby holds in the aggregate 125,000 Company Options.
(3)	Michael Cloutier holds in the aggregate 750,000 Company Options.
(4)	Robert Bloch holds in the aggregate 450,000 Company Options.
(5)	Theresa Firestone holds in the aggregate 600,000 Company Options.
(6)	David Guebert holds in the aggregate 600,000 Company Options.
(7)	Timothy Sorensen holds in the aggregate 600,000 Company Options.
(8)	Robert Pollock holds in the aggregate 600,000 Company Options.
(9)	Frank Rotmann holds in the aggregate 350,000 Company Options.
(10)	Frank Fokkinga holds in the aggregate 125,000 Company Options.
(11)	Geoff Morrow holds in the aggregate 275,000 Company Options.
(12)	Andrew Patient holds in the aggregate 250,000 Company Options.
(13)

Andrew Patient resigned from the Company effective August 15, 2016. Information regarding Andrew Patient’s ownership of securities of the Company is given as of March 11, 2016 and is based on publicly available information.

Change of Control Termination Rights and Severance Benefits

            The existing employment contracts of (i) Mr. Barry Fishman, Merus’ Chief Executive Officer, (ii) Dr. Michael Bumby, Merus’ Chief Financial Officer, (iii) Mr. Frank Rotmann, Merus’ Managing Director European Operations and (iv) Mr. Frank Fokkinga, Merus’ Vice President, Regulatory Affairs and Quality Assurance provide for termination payments on a change of control of Merus.

            With respect to Mr. Fishman, on a change of control, Mr. Fishman has the right to terminate his employment for any reason at his discretion. If Mr. Fishman terminates his employment at any time within three months following the Effective Date, Merus shall pay to Mr. Fishman (i) all amounts of Mr. Fishman’s annual salary (including accrued vacation pay) and (ii) an amount equal to 200% of Mr. Fishman’s base salary. Merus shall also continue to pay Mr. Fishman’s benefits until the earlier of (i) 12 months from the date of termination, or (ii) the date on which Mr. Fishman receives benefits from a new employer.

            With respect to Dr. Bumby, upon the Effective Date, Merus shall make a lump sum payment to Dr. Bumby equal to 100% of annual base salary, continuation of benefits for 12 months, outstanding vacation pay and pro-rated annual incentive payout.

            With respect to Mr. Rotmann, if Mr. Rotmann is terminated after the Effective Date, Merus Labs Luxco S.à r.l. shall pay to Mr. Rotmann a severance payment equal to 100% of his annual base salary plus a pro-rated target bonus.

            With respect to Mr. Fokkinga, if Mr. Fokkinga is terminated after the Effective Date, Merus Labs Luxco S.à r.l. shall pay to Mr. Fokkinga a severance payment equal to 100% of his annual base salary plus a pro-rated target bonus.

Continuing Insurance Coverage for Directors and Executive Officers of the Company

            Prior to the Effective Date, Merus has agreed to purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Merus and its Subsidiaries which are currently in effect to provide protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. In connection therewith, Norgine has agreed to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that Norgine will not be required to pay any amounts in respect of such coverage prior to the Effective Date and provided further that the cost of such policies shall not exceed 300% of Merus’ and its Subsidiaries’ current annual aggregate premium for its and its Subsidiaries’ current policies.

Required Shareholder Approval

            In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and any other related matters at the Meeting. The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the Meeting.

            The full text of the Arrangement Resolution and Plan of Arrangement are attached to this Information Circular as Appendices B and C, respectively.

Regulatory Matters

Required Regulatory Approval

            The completion of the Arrangement is subject to approval from the Spanish anti-trust authority, the Comisión Nacional de los Mercados y la Competencia (the “CNMC”, and such approval, the “Required Regulatory Approval”). On May 29, 2017 Norgine filed its pre-notification filing with the CNMC and is expected to make its formal notification filing during the week of June 12, 2017. The Parties have agreed to cooperate in obtaining the Required Regulatory Approval and use commercially reasonable efforts to keep one another fully informed as to the status of and the processes relating obtaining the Required Regulatory Approval. Norgine has agreed to be responsible for any and all filing fees and taxes payable to a Governmental Entity in respect of the Required Regulatory Approval.

            The Arrangement satisfies the relevant Spanish jurisdictional thresholds for mandatory pre-notification under the provisions of the Spanish Competition Act 15/2007 (the “Spanish Competition Act”) (implemented by the Royal Decree No. 261/2008) to the CNMC. The Arrangement may not be put into effect before approval from the CNMC under the Spanish Competition Act is received. After a complete notification is filed with the CMNC, the CNMC has an one month period under the Spanish Competition Act in which it will either issue a clearance decision approving the Arrangement or open a longer review period, known as Phase II. The Arrangement will also be deemed to be approved upon the expiration of the one-month review period without a decision by the CNMC.

Court Approvals and Completion of the Arrangement

            Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently expected to take place on July 12, 2017 at the courthouse located at 800 Smithe Street, Vancouver, British Columbia, or such other date as Merus may determine. Any Securityholder who wishes to appear, or to be represented, and to present evidence or arguments at the hearing for the Final Order must file with the Court and serve on Merus, by service upon counsel, Torys LLP, 79 Wellington St. West, 30th Floor, TD South Tower, Toronto, Ontario, M5K 1N2, Attention: Andrew Gray, a Response to Petition and any additional affidavits or other materials upon which any such Securityholder intends to rely, on or before 4:00 p.m. (Toronto time) on July 7, 2017 or as provided in the Interim Order. Only those Persons who file a Response to Petition in compliance with the Notice of Application for Final Order and the Interim Order will be provided with notice of the materials filed by Merus in support of the application for the Final Order. A copy of the Notice of Application for Final Order is attached as Appendix G to this Information Circular.

            The Court has broad discretion under the BCBCA when making orders with respect to an Arrangement and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions that the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those Persons having previously served a Response to Petition in compliance with the Notice of Application for Final Order and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for Final Order which includes the relief sought in the Final Order is attached as Appendix G to this Information Circular.

            Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Canadian Securities Law Matters

            The Company is a reporting issuer (or its equivalent) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Prince Edward Island and, accordingly, is subject to applicable securities laws of such provinces and territories. In addition, the securities regulatory authorities in the Provinces of Ontario and Quebec have adopted MI 61-101 which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

            The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction. In assessing whether the Arrangement could be considered to be a “business combination” for the purposes of MI 61-101, the Company reviewed all benefits or payments which related parties of the Company are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a “collateral benefit”. For these purposes, the only related parties of the Company that are entitled to receive a benefit, directly or indirectly, as a consequence the Arrangement are the directors and executive officers of the Company.

            Each of the executive officers and directors of the Company holds Company Options and/or Company PSUs, as applicable. If the Arrangement is completed, the vesting of all Company Options and all Company PSUs is to be accelerated and such executive officers and directors are to receive cash payments in respect thereof at the Effective Time. See “The Arrangement – Interests of Certain Persons in the Arrangement” for detailed information regarding the benefits and other payments to be received by each of the directors and executive officers of the Company in connection with the Arrangement.

            Following disclosure by each of the directors and executive officers to the Board of the number of Shares held by them and the benefits or payments that they expect to receive pursuant to the Arrangement, the Board has determined that the aforementioned benefits or payments fall within an exception to the definition of “collateral benefit” for the purposes of MI 61-101, since the benefits are received solely in connection with the related parties’ services as employees or directors of the Company or of any affiliated entities of the Company, are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related parties for their Shares, are not conditional on the related parties supporting the Arrangement in any manner, and at the time of the entering into of the Arrangement Agreement, none of the related parties entitled to receive the benefits exercised control or direction over, or beneficially owned, more than 1% of the outstanding Shares, as calculated in accordance with MI 61-101. Accordingly, such benefits are not “collateral benefits” for the purposes of MI 61-101 and the Arrangement does not constitute a “business combination” for the purposes of MI 61-101.

Stock Exchange De-Listing and Reporting Issuer Status

            The Shares are currently listed for trading on the TSX and the NASDAQ under the symbols “MSL” and “MSLI”, respectively. The Company expects that the Shares will be de-listed from both the TSX and NASDAQ on or following the Effective Date.

            Following the Effective Date, it is also expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Prince Edward Island under which it is currently a reporting issuer, as well as under the U.S. Exchange Act, or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents.

Effects on the Company if the Arrangement is Not Completed

            If the Arrangement Resolution is not approved by Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for any of their Shares in connection with the Arrangement and the Company will remain a reporting issuer and the Shares will continue to be listed on the TSX and NASDAQ. See “Risk Factors – Risk Factors Relating to the Arrangement”.

RISK FACTORS

            Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Information Circular, including documents publicly filed and incorporated by reference herein. Additional risks and uncertainties, including those currently unknown to or considered immaterial by Merus, may also adversely affect the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the share price of the Shares or otherwise adversely affect the business of the Company.

            The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Company, including Shareholder approval, the Required Regulatory Approval and receipt of the Final Order. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

            If the Arrangement is not completed, the market price of the Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

            Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. In addition, if the Arrangement Agreement is terminated because of the failure of Shareholders to approve the Arrangement or other circumstances, the Company has agreed to pay an expense reimbursement of $2,500,000 to the Purchaser. See “The Arrangement Agreement – Termination Fees and Expenses”.

            Furthermore, since the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company. This may adversely affect the Company’s ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated.

The Termination Fee provided under the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire the Company.

            Under the Arrangement Agreement, the Company is required to pay a Termination Fee of $7,500,000 in the event the Arrangement Agreement is terminated in certain circumstances following the occurrence of a Termination Fee Event. The Termination Fee may discourage other parties from attempting to acquire the Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. See “The Arrangement Agreement – Termination Fees and Expenses”.

If the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on the Company’s business, financial condition, operating results and the price of its Shares.

            The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including the approval by Shareholders, the Required Regulatory Approval and receipt of the Final Order. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement. If (a) Shareholders choose not to approve the Arrangement, (b) the Company otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of, the closing conditions to the transaction and the Arrangement is not completed, (c) a Material Adverse Effect has occurred that results in the termination of the Arrangement Agreement, or (d) any legal proceeding results in enjoining the transactions contemplated by the Arrangement, the Company could be subject to various adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement, including, among others, legal, accounting, financial advisory and financial printing expenses.

Even if the Arrangement Agreement is terminated without payment of the Termination Fee, the Company may, in the future, be required to pay the Termination Fee in certain circumstances.

            Under the Arrangement Agreement, the Company may be required to pay the Termination Fee to the Purchaser at a date subsequent to the termination of the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances and (a) prior to the Meeting, a bona fide Acquisition Proposal is made or publicly announced by any Person, and (b) within 12 months following the date of such termination (i) a definitive agreement is entered into by the Company with respect to any Acquisition Proposal (whether or not the Acquisition Proposal referred to in (i)) or (ii) any Acquisition Proposal (whether or not the Acquisition Proposal referred to in (i)) is consummated. For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Appendix A to this Information Circular, except that references to “20% or more” shall be deemed to be references to “50% or more”. See “The Arrangement Agreement –Termination Fees and Expenses”.

Company’s directors and officers may have interests in the Arrangement that are different from those of Shareholders.

            In considering the recommendation of the Special Committee and the Board to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain members of the Board and officers of the Company may have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Shareholders, generally. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

Shareholders will no longer hold an interest in the Company following the Arrangement.

            Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans

While the Arrangement is pending, Merus is restricted from taking certain actions.

            The Arrangement Agreement restricts Merus from taking specified actions until the Arrangement is completed. These restrictions may prevent Merus from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Risk Factors Related to the Business of the Company

            Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Information Circular) applicable to the Company is contained under the heading “Risk Factors” in the Annual Information Form and in the Company’s other filings with Securities Authorities.

ARRANGEMENT MECHANICS

Depositary Agreement

            Prior to the Effective Date, the Company, the Purchaser and the Depositary will enter into the Depositary Agreement.

            Pursuant to the Arrangement Agreement, the Purchaser is required to deposit, or arrange to be deposited, for the benefit of holders of securities of the Company, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose.

Certificates and Payment

            Upon surrender to the Depositary for cancellation of a certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder(s) holding such surrendered certificate(s)/DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time the cash which such holder has the right to receive under the Plan of Arrangement for such Shares, less any amounts withheld in respect of Taxes pursuant to the Plan of Arrangement, and any certificate so surrendered shall forthwith be cancelled.

            On or as soon as practicable after the Effective Date, the Depositary shall pay the amounts, net of applicable withholdings, to be paid to holders of Company Options and Company PSUs a cheque representing the cash payment, if any, which such holder of Company Options and Company PSUs, as reflected on the register maintained by or on behalf of the Company, has the right to receive under the Plan of Arrangement for such Company Options and PSUs, less any amount withheld in respect of Taxes pursuant to the Plan of Arrangement; provided, however, in the case of any cash payments for such Company Options and Company PSUs which constitute non-qualified deferred compensation under Section 409A of the Code, the Depositary shall deliver, on behalf of the Company, such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a tax or penalty under Section 409A of the Code.

            Until surrendered as contemplated above, each certificate/DRS Advice that immediately prior to the Effective Time represented Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash which such holder is entitled to receive under the Plan of Arrangement, less any amounts withheld in respect of Taxes pursuant to the Plan of Arrangement. Any such certificate/DRS Advice formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company, or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

            Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, Company Options and Company PSUs pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

           No holder of Shares, Company Options and/or Company PSUs shall be entitled to receive any consideration with respect to such Shares, Company Options and/or Company PSUs other than any cash payment to which such holder is entitled to receive in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

            In the event any certificate/DRS Advice which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to Purchaser and the Company (each acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

            The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Dissent Rights) such amounts as the Purchaser, the Company or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Plan of Arrangement and shall be treated for all purposes under the Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Letter of Transmittal

            The Registered Shareholders will have received with this Information Circular a Letter of Transmittal. In order to receive the Consideration, the Registered Shareholders must complete and sign the applicable Letter of Transmittal enclosed with this Information Circular and deliver it and the other documents required by it, including the certificates (if applicable) representing the Shares, to the Depositary in accordance with the instructions contained in the applicable Letter of Transmittal. The Registered Shareholders can obtain additional copies of the applicable Letter of Transmittal by contacting the Transfer Agent. The form of Letters of Transmittal is also available on SEDAR at www.sedar.com.

            The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Beneficial Shareholders holding Shares that are registered in the name of an Intermediary must contact their Intermediary to arrange for the surrender of their Shares.

            The Purchaser, subject to the consent of the Depositary, reserves the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Shareholders. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders. The Company and the Purchaser reserve the right to demand strict compliance with the terms of the Letters of Transmittal and the Arrangement. The method used to deliver the Letters of Transmittal and any accompanying certificates representing the Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

            Holders of Company Options and Company PSUs need not complete any documentation to receive the consideration owed to them under the Arrangement in respect of their Company Options and/or Company PSUs.

THE ARRANGEMENT AGREEMENT

            The Arrangement is being effected pursuant to the Arrangement Agreement. The following is a summary of certain material terms of the Arrangement Agreement and is subject to, and qualified in its entirety by reference to, the full text of the Arrangement Agreement, which is incorporated by reference in this Information Circular, and available at www.sedar.com.

            Shareholders are urged to read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of the Parties are governed by the express terms of the Arrangement Agreement and not by this summary or by any other information contained in this Information Circular.

Representations and Warranties

            The Arrangement Agreement contains customary representations and warranties made by both Merus and Norgine. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by Merus to Norgine or are subject to a standard of materiality or are qualified by a reference to a Material Adverse Effect. Therefore, Shareholders should not rely on the representations and warranties as statements of factual information.

            The Arrangement Agreement contains a number of customary representations and warranties provided by Merus relating to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, non-contravention, capitalization, shareholders’ and similar agreements, Subsidiaries, securities law matters, financial statements, disclosure controls and internal control over financial reporting, auditors, no material undisclosed liabilities, absence of certain changes or events, related party transactions, compliance with laws, authorizations and licenses, material contracts, title to company assets, leased real property, regulatory matters, intellectual property, litigation, environmental matters, employees, collective agreements, employee plans, insurance, taxes, Board approval, opinion of financial advisors, no options, etc. to purchase assets, and brokers.

            In addition, the Arrangement Agreement also contains a number of customary representations and warranties provided by Norgine relating to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, non-contravention, litigation, financing, WTO investor status, finders’ fees, security ownership and ownership of Norgine.

Covenants

Covenants of Merus Regarding the Conduct of Business

            The Arrangement Agreement contains covenants of Merus relating to its conduct of business (including the business of its Subsidiaries) between the date of execution of the Arrangement Agreement and the Effective Time, including that the business of Merus and its Subsidiaries shall be conducted in the ordinary course of the normal day-to-day operations of the business of Merus. Furthermore, Merus has agreed to use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other persons with which Merus or its Subsidiaries have business relations and to perform and comply with its obligations under material contracts. The Arrangement Agreement provides for certain restrictions on the conduct of Merus’ business (subject to certain exceptions, including as set forth in a disclosure letter provided to Norgine, in cases where written approval of Norgine is obtained, where expressly permitted or expressly required by the Arrangement Agreement, where required by any contract of Merus or Law (including the rules or requirements of the TSX or NASDAQ)) or as contemplated by a pre-closing reorganization. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by Merus in relation to the conduct of its business prior to the Effective Time.

Covenants of Merus Regarding the Arrangement

           The Arrangement Agreement contains covenants of Merus relating to the Arrangement, including, but not limited to, using commercially reasonable efforts to:

(a)	satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order and the Final Order;

(b)	obtain all third party consents or approvals that are required under any of Merus’ or its Subsidiaries’ Material Contracts in connection with the Arrangement;

(c)	effect all necessary registrations, filings and submissions of information required by Governmental Entities relating to the Arrangement; and

(d)	defend all proceedings against Merus challenging the Arrangement or the Arrangement Agreement.

Covenants of Norgine Regarding the Arrangement

            The Arrangement Agreement contains covenants of Norgine relating to the Arrangement, including, but not limited to, using commercially reasonable efforts to:

(a)	satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order and Final Order;

(b)	cooperate with Merus in its efforts to obtain all third party consents or approvals that are required under Merus’ or its Subsidiaries’ Material Contracts;

(c)	effect all necessary registrations, filings and submissions of information required by Governmental Entities relating to the Arrangement; and

(d)	defend all proceedings against Norgine challenging the Arrangement or the Arrangement Agreement.

Conditions to the Arrangement Becoming Effective

Mutual Conditions

            The obligations of the Parties to complete Arrangement are subject to the fulfilment of each of the following conditions on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order approving the Arrangement have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either Merus or Norgine;

(c)	no Law is then in effect that makes the consummation of the Arrangement illegal or otherwise prohibits the consummation of the Arrangement; and

(d)	the Required Regulatory Approval has been obtained.

Additional Conditions Precedent to the Obligations of Norgine

            Norgine is not required to complete the Arrangement unless each of the following conditions is also satisfied on or before the Effective Time:

(a)

certain representations and warranties of Merus set forth in Arrangement Agreement, subject to a standard of materiality, are true and correct in all respects and other representations and warranties are true and correct in all material respects as of the date of the Arrangement Agreement and the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); except, in each case, to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect;

(b)	Merus has fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time;

(c)	since the date of the Arrangement Agreement and prior to the Effective Date, no Material Adverse Effect has occurred; and

(d)	holders of no more than 15% of the issued and outstanding Shares have exercised Dissent Rights under the BCBCA.

Additional Conditions Precedent to the Obligations of Merus

            Merus is not required to complete the Arrangement unless each of the following conditions is also satisfied on or before the Effective Time:

(a)

certain representations and warranties of Norgine set forth in the Arrangement Agreement, subject to a standard of materiality, are true and correct in all respects and other representations and warranties of Norgine are true and correct in all material respects as of the date of the Arrangement Agreement and the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date);

(b)	Norgine has fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement to be fulfilled or complied with on or prior to the Effective Time; and

(c)

Norgine has deposited with the Depositary in escrow the total consideration to fund the purchase of all of the Shares, and the payments to be made in respect of the Company Options and Company PSUs, and the Depositary has confirmed the receipt of these funds to Merus.

Regulatory Approvals

            Completion of the Arrangement is subject to the Required Regulatory Approval, being approval from the Spanish anti-trust authority, the CNMC.

            As soon as reasonably practicable after the date of the Arrangement Agreement, Norgine shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and shall use its commercially reasonable efforts to obtain and maintain the regulatory approvals, including the Required Regulatory Approval. Merus and Norgine shall cooperate with one another in connection with obtaining the regulatory approvals and use commercially reasonable efforts to keep one another fully informed as to the status of and the processes relating to obtaining the regulatory approvals and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement. Norgine has agreed to be responsible for any and all filing fees and taxes payable to a Governmental Entity in respect of the regulatory approvals.

Financing

            The Arrangement Agreement contains customary covenants of Norgine with respect to the Financing, including a covenant that Norgine shall use reasonable best efforts to arrange and obtain the Financing to complete the Arrangement no later than the closing date of the transactions contemplated by the Arrangement Agreement.

            The Arrangement Agreement does not contain a financing condition. Norgine has acknowledged and agreed that obtaining the Financing is not a condition to any of its obligations under the Arrangement Agreement, regardless of the reasons why the Financing is not obtained or whether such reasons are within or beyond the control of Norgine. Accordingly, if the Financing is not obtained, Norgine will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by the Arrangement Agreement.

Assistance with Financing

            The Arrangement Agreement contains customary covenants of Merus to cooperate with Norgine in connection with obtaining the Financing, including a covenant to provide such cooperation to Norgine as Norgine may reasonably request in connection with obtaining the Financing (subject to customary limitations and reasonableness requirements and provided such cooperation does not unreasonably interfere with the ongoing operations of Merus or any of its Subsidiaries).

Indebtedness

            The Arrangement Agreement contains a customary covenant that Merus shall use reasonable best efforts to, as soon as reasonably practicable following the request of Norgine to (i) deliver all notices and take all other actions reasonably requested by Norgine to facilitate the termination of any commitments under Merus’ Existing Credit Agreement, (ii) repay in full all obligations then outstanding thereunder (using funds provided by Norgine) and (iii) assist with obtaining the release of all liens in connection therewith on the Effective Date, provided that Merus shall not be required to terminate the Existing Credit Agreement unless the closing has occurred and Norgine has provided Merus with all necessary funds payable in connection with the termination of the Existing Credit Agreement.

Non-Solicitation

            Pursuant to the Arrangement Agreement, Merus has agreed, except as expressly provided in the Arrangement Agreement, that it will not, directly or indirectly, do or authorize or permit any of its Subsidiaries or representatives to (i) solicit, initiate, knowingly take any action with the intent of encouraging or facilitating any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, (ii) enter into or otherwise engage or participate in any discussions or negotiations regarding any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, (iii) make a change in Board Recommendation, (iv) accept, approve, endorse or recommend or remain neutral with respect to, any Acquisition Proposal or (v) accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

Notification of Acquisition Proposals

            If Merus or any of its Subsidiaries receives or becomes aware of any inquiry, proposal or offer that constitutes or may lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Merus in connection with an Acquisition Proposal, Merus is required to immediately provide notice to Norgine of such Acquisition Proposal. Such notice to Norgine shall be made first orally and then in writing and shall include a description of the material terms and conditions of the Acquisition Proposal and the identity of all persons making the Acquisition Proposal, inquiry, offer or request. Merus shall also provide Norgine with all written documents or materials received in respect of such proposal, offer or request. Merus must keep Norgine reasonably informed on a prompt basis of the status of developments and negotiations with respect to any such Acquisition Proposal, inquiry, offer or request, including any changes, modifications or other amendments thereto.

Responding to an Acquisition Proposal

          Notwithstanding Merus’ non-solicitation covenants, if at any time prior to approval by Shareholders of the Arrangement Resolution, Merus receives a bona fide written Acquisition Proposal, Merus and its representatives may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to, or disclosure of, information, properties, facilities, and the books or records of Merus and its Subsidiaries, if and only if:

(a)

the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)	the Acquisition Proposal did not result from a breach by Merus’ of its non-solicitation covenants in the Arrangement Agreement; and

(c)

prior to providing any such copies, access, or disclosure, (i) Merus has entered into a confidentiality agreement with such person containing provisions that are not materially less favourable to Merus than those found in the confidentiality agreement with Norgine (except such confidentiality agreement need not restrict the making of a confidential Acquisition Proposal or consummating a Superior Proposal), and (ii) any copies, access or disclosure provided to such person have already been (or simultaneously be) provided to Norgine.

Right to Match

            The Arrangement Agreement provides Norgine with a right to match any Superior Proposal received by Merus. In this regard, if Merus receives a Superior Proposal prior to the approval of the Arrangement Resolution, the Board may change its recommendation in respect of the Arrangement and/or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)

the Superior Proposal did not result from the breach by Merus of its non-solicitation covenants and Merus continues to be in compliance with its non-solicitation covenants in the Arrangement Agreement;

(b)	Merus has delivered to Norgine a copy of any proposed agreement in respect of the Superior Proposal;

(c)

Merus has delivered to Norgine a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the Board’s intention to make a change in recommendation and/or enter into a definitive agreement with respect to such Superior Proposal;

(d)

at least five business days have elapsed from the date that is the later of the date on which Norgine received the notice of the Superior Proposal and the date on which Norgine received a copy of the proposed definitive agreement for the Superior Proposal (the “Matching Period”);

(e)

during any Matching Period, Norgine has had the opportunity (but not the obligation), to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)

after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal, and (ii) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take the relevant action would be inconsistent with its fiduciary duties; and

(g)	prior to or concurrently with entering into any such definitive agreement, Merus terminates the Arrangement Agreement and pays Norgine the Termination Fee.

Nothing contained in the Arrangement Agreement prohibits the Board from responding through a directors circular or otherwise as required by law to an Acquisition Proposal or calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the BCBCA or otherwise mandated by a court in accordance with law.

Insurance and Indemnification

            Prior to the Effective Date, Merus has agreed to purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Merus and its Subsidiaries which are currently in effect to provide protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. In connection therewith, Norgine has agreed to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that Norgine will not be required to pay any amounts in respect of such coverage prior to the Effective Date and provided further that the cost of such policies shall not exceed 300% of Merus’ and its Subsidiaries’ current annual aggregate premium for its and its Subsidiaries current policies.

Termination of the Arrangement Agreement

            The Arrangement Agreement may be terminated prior to the Effective Date by:

(a)	the mutual written agreement of the Parties; or

(b)	either Merus or Norgine if:

(i) Shareholders do not approve the Arrangement Resolution in accordance with the Interim Order; or

(ii)

after the date of execution of the Arrangement Agreement, any law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Merus or Norgine from consummating the Arrangement;

(iii)	the Effective Date does not occur on or prior to the Outside Date; or

(c)	Merus if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Norgine under the Arrangement Agreement would cause the conditions described in paragraphs (a) and (b) above under Additional Conditions Precedent to the Obligations of Merus not to be satisfied and such breach is incapable of being cured and Merus is not then in breach so as to cause any condition described in paragraphs (a) and (b) above under Additional Conditions Precedent to the Obligations of Norgine not to be satisfied; or

(ii)

prior to approval by Shareholders of the Arrangement Resolution, the Board authorizes Merus to enter into a written agreement (other than an acceptable confidentiality agreement) with respect to a Superior Proposal, provided that Merus is then in compliance with its non-solicitation obligations under the Arrangement Agreement and prior to or concurrent with such termination, Merus pays the $7,500,000 Termination Fee;

(d)	Norgine if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Merus under the Arrangement Agreement would cause the conditions described in paragraphs (a) and (b) above under Additional Conditions Precedent to the Obligations of Norgine not to be satisfied and such breach is incapable of being cured and Norgine is not then in breach so as to cause any condition described in paragraphs (a) and (b) above under Additional Conditions Precedent to the Obligations of Merus not to be satisfied;

(ii)

prior to approval by Shareholders of the Arrangement Resolution, (A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes to withdraw, amend, modify or adversely qualify, within two business days after the written request by Norgine, the Board’s recommendation in favour of the Arrangement, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five business days, or (C) Merus Wilfully Breaches its non- solicitation covenants in the Arrangement Agreement; or

	(iii)	an event has occurred as a result of which the condition described in (c) above under

Additional Conditions Precedent to the Obligations of Norgine is not capable of being satisfied by the Outside Date.

Termination Fees and Expenses

Expenses

            Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement, including all costs, expenses and fees of Merus incurred prior to or after the Effective Date shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

            If the Arrangement Agreement is terminated by Norgine in the circumstances described above in paragraphs (b)(i) or (d)(i) (as a result of a Wilful Breach by Merus) under Termination of the Arrangement Agreement, Merus has agreed to reimburse Norgine’s reasonable, documented out-of-pocket third party transaction expenses up to $2,500,000 (which payment may be credited against the Termination Fee payment described below).

Termination Fees

            Merus shall pay to Norgine the Termination Fee if the Arrangement Agreement is terminated:

(a)	by Norgine in the circumstance described above in paragraph d(ii) under Termination of the Arrangement Agreement;

(b)	by Merus in the circumstance described above in paragraph (c)(ii) under Termination of the Arrangement Agreement; or

(c)	by either of the Parties in the circumstances described above in paragraphs (b)(i) or (d)(i) (as a result of a Willful Breach by Merus) under Termination of the Arrangement Agreement if:

(i) following the date of the Arrangement Agreement and prior to the Meeting, a bona fide Acquisition Proposal involving Merus is publicly announced or otherwise publicly disclosed; and

(ii)

within 12 months following the date of such termination (A) a definitive agreement is entered into by Merus with respect to any Acquisition Proposal (whether or not the Acquisition Proposal referred to in (i)) and such Acquisition Proposal is consummated at any time thereafter or (B) any Acquisition Proposal (whether or not the Acquisition Proposal referred to in (i)) is consummated.

INFORMATION CONCERNING THE COMPANY

General

            Merus is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value. The Company was formed under the BCBCA. The Company itself does not carry on any active business. The Company business is conducted through the Company Subsidiaries, including Merus Labs Luxco S.a r.l, Merus Labs Netherlands B.V., Merus Pharma Inc., and Merus Labs Luxco II S.a r.l.

            The head and principal office of the Company is located at 100 Wellington St. West, Suite 2110, Toronto, Ontario M5K 1H1.

Description of Share Capital

            The Company’s authorized share capital consists of an unlimited number of Shares and an unlimited number of Company Preferred Shares issuable in series. As of the Record Date, there were 117,355,148 Shares issued and outstanding and 10,000 Company Preferred Shares issued and outstanding.

            As of the Record Date there were 6,598,500 Shares issuable upon the exercise of outstanding Company Options and 756,701 Shares issuable upon the vesting of outstanding awards under the PSU Plan.

            The Shares carry one vote per Share for all matters coming before Shareholders at the Meeting. Only Shareholders of record as at the Record Date will be entitled to vote at the Meeting.

Trading in Shares

            The Shares are currently listed for trading on the TSX and the NASDAQ under the symbols “MSL” and “MSLI”, respectively. The Company expects that the Shares will be de-listed from the TSX and the NASDAQ on or shortly following the Effective Date. See “The Arrangement – Stock Exchange De-Listing and Reporting Issuer Status”.

            The following tables summarize the monthly range of high and low prices per Share, as well as the total monthly trading volume of the Shares on the TSX and NASDAQ during the twelve-month period preceding the date of this Information Circular according to TSX and Bloomberg, respectively:

Shares

TSX
Month	High ($)	Low ($)	Volume
April 2016	$2.20	$1.81	9,762,321
May 2016	$2.06	$1.66	9,764,165
June 2016	$1.79	$1.47	9,088,351
July 2016	$1.76	$1.60	6,388,491
August 2016	$1.74	$1.18	15,727,828
September 2016	$1.48	$1.26	9,183,629
October 2016	$1.36	$1.22	8,552,898
November 2016	$1.32	$1.14	6,303,851
December 2016	$1.40	$0.95	13,961,314
January 2017	$1.21	$1.03	6,628,340
February 2017	$1.23	$0.96	7,388,377
March 2017	$1.37	$1.12	5,666,048
April 2017	$1.24	$1.02	3,300,819
May 2017	$1.63	$1.01	32,075,504

NASDAQ
Month	High (US$)	Low (US$)	Volume
April 2016	US$1.76	US $1.39	397,060
May 2016	US$1.64	US$1.28	320,785
June 2016	US$1.45	US$1.16	289,790
July 2016	US$1.33	US$1.21	119,848

NASDAQ
Month	High (US$)	Low (US$)	Volume
August 2016	US$1.33	US$0.92	976,024
September 2016	US$1.12	US$0.97	723,325
October 2016	US$1.03	US$0.91	327,681
November 2016	US$0.98	US$0.81	265,401
December 2016	US$1.07	US$0.70	1,030,000
January 2017	US$0.91	US$0.76	333,779
February 2017	US$0.93	US$0.74	640,117
March 2017	US$1.02	US$0.85	336,612
April 2017	US$0.91	US$0.76	326,705
May 2017	US$1.20	US$0.74	5,169,838

            On May 10, 2017, the last trading day on which the Shares traded prior to the Company’s announcement that it had entered into the Arrangement Agreement, the closing price of the Shares on the TSX and NASDAQ were $1.01 and US$0.80, respectively.

Company Preferred Shares

            The Purchaser has agreed to cause the Company to redeem all of the Company Preferred Shares for cash at a redemption price per Company Preferred Share equal to $1,050, plus all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the Effective Date, without interest, as soon as practicable on or following the Effective Date. Following the Effective Date until the redemption of the Company Preferred Shares, upon conversion of any Company Preferred Share, the holder shall have the right to receive for each Share that would have been issuable upon such conversion absent the Arrangement, the same amount of cash as it would have been entitled to receive pursuant to the Arrangement if it had been, immediately prior the Effective Time, the holder of Shares.

Material Changes in the Affairs of the Company

            To the knowledge of the directors and executive officers of the Company and except as publicly disclosed or otherwise described in this Information Circular, there are no plans or proposals for material changes in the affairs of the Company.

INFORMATION CONCERNING THE PURCHASER

The Purchaser

Norgine B.V.

Norgine B.V.
Hogehilweg 7
1101 CA Amsterdam ZO

            Norgine is a private company with limited liability incorporated under the laws of the Netherlands, and having trade register number 30127007. Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. Norgine employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sales and supply. In 2016, Norgine’s total sales revenue was €295 million, with overall total revenue of €368 million, which includes sales, milestones and other income.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

            The following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, (a) deals at arm’s length with the Company and the Purchaser, (b) is not affiliated with the Company or the Purchaser, (c) disposes of the Shares under the Arrangement, and (d) holds the Shares as capital property (a “Holder”). Generally, the Shares will be capital property to a Holder unless the Shares are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

            This summary does not address the tax consequences to holders of Company Options or Company PSUs. Such holders should consult their own tax advisors.

            This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

            This summary is not applicable to a holder: (a) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules contained in the Tax Act; (b) who has acquired Shares on the exercise of an employee stock option; (c) an interest in which is a “tax shelter investment” as defined in the Tax Act; (d) who reports its “Canadian tax results” within the meaning of section 261 of the Tax Act in a currency other than Canadian currency; or (e) that has entered or will enter into a “derivative forward agreement” as defined in the Tax Act in respect of the Shares. Such holders should consult their own tax advisors.

            This summary is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.

Holders Resident in Canada

            The following portion of the summary is applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty (a “Resident Holder”). Certain Resident Holders whose Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Shares and every other “Canadian Security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Disposition of Shares under the Arrangement

            Generally, a Resident Holder who disposes of Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received by the Resident Holder under the Arrangement exceed (or are exceeded by) the aggregate of the adjusted cost base of the Shares to the Resident Holder and any reasonable costs of disposition.

            Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

            The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a share is owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

            A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of net taxable capital gains and interest income.

            Capital gains realized by an individual, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the potential application of alternative minimum tax.

Resident Dissenting Holders

            A Resident Holder who has validly exercised that Resident Holder’s Dissent Right (a “Resident Dissenting Shareholder”) will be entitled to receive from the Purchaser a payment of an amount equal to the fair value of such Holder’s Shares.

            In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the consideration received in respect of the fair value of the Resident Dissenting Shareholder’s Shares (other than in respect of interest awarded by a court) exceeds (or is exceeded by) the adjusted cost base of such Shares and any reasonable costs of disposition. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares under the Arrangement” above. Any interest awarded by a court to a Resident Dissenting Shareholder is required to be included in the Holder’s income for the purposes of the Tax Act.

Holders Not Resident in Canada

            The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is not, and is not deemed to be, resident in Canada and does not use or hold Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Disposition of Shares under the Arrangement

            A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares under the Arrangement unless the Shares are “taxable Canadian property” (within the meaning of the Tax Act) of the Non-Resident Holder at the disposition time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

            In general, provided that the Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX) at the disposition time, such Shares will not be taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition time, (a) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists.

            Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

            Even if the Shares are considered to be taxable Canadian property of a Non-Resident Holder, the Non-Resident Holder may be exempt from tax under the Tax Act on any gain on the disposition of Shares if the Shares constitute “treaty protected property” (as defined in the Tax Act). Shares owned by a Non-Resident Holder will generally be treaty protected property if the gain from the disposition of such Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

            In the event that the Shares constitute taxable Canadian property but not treaty protected property to a Non-Resident Holder, then the tax consequences described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares under the Arrangement” will generally apply.

            A Non-Resident Holder whose shares may be “taxable Canadian property” should consult its own tax advisor, including with regard to any Canadian reporting requirement arising from this transaction.

Non-Resident Dissenting Holders

            A Non-Resident Holder who has validly exercised that Non-Resident Holder’s Dissent Right (a “Non-Resident Dissenting Shareholder”) will be entitled to receive a payment of an amount equal to the fair value of the Non-Resident Dissenting Shareholder’s Shares and may realize a capital gain or capital loss in a manner similar to that discussed above under “Holders Resident in Canada – Dissenting Resident Holders”. As discussed above under “Holders Not Resident in Canada – Disposition of Shares under the Arrangement”, any resulting capital gain will only be subject to tax under the Tax Act if the Shares are taxable Canadian property to the Non-Resident Dissenting Shareholder and are not treaty-protected property of the Non-Resident Dissenting Shareholder at that time.

            The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will not be subject to Canadian withholding tax provided that such interest is not “participating debt interest” (as defined in the Tax Act).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

            The following discussion summarizes certain material United States federal income tax considerations for U.S. Holders (as defined below) with respect to the disposition of Shares pursuant to the Arrangement. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change or differing interpretations (possibly with retroactive effect). No ruling will be requested from the U.S. Internal Revenue Service (the “IRS”) regarding the tax consequences of the Arrangement, and there can be no assurance that the IRS will agree with the discussion set forth below. This summary does not address aspects of United States federal taxation other than income taxation, nor does it address all aspects of United States federal income taxation, including aspects of United States federal income taxation that may apply to particular beneficial owners of Shares, including, but not limited to, beneficial owners of Shares who are dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method, insurance companies, tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, financial institutions, real estate investment trusts, regulated investment companies, certain U.S. expatriates, persons who hold Shares through partnerships or other pass-through entities, persons who own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of the Company, persons whose functional currency is not the U.S. dollar, persons who acquired their Shares in a compensatory transaction, persons subject to the alternative minimum tax or to the Medicare contribution tax on net investment income, and persons who hold Shares as part of a constructive sale, wash sale, conversion transaction or other integrated transaction for tax purposes or a straddle, hedge or synthetic security. This summary is limited to U.S. Holders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code. This summary does not address the United States federal income tax consequences to beneficial owners of Company Options or Company PSUs. This summary does not address state, local, or non-U.S. tax consequences.

            As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for these purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if either (a) a United States court is able to exercise primary jurisdiction over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for these purposes.

            This summary does not address the United States federal income tax considerations for any beneficial owner of Shares that is not a U.S. Holder.

            If a partnership (including an entity or arrangement classified as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner generally will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partners in partnerships are urged to consult their own tax advisors regarding the United States federal income tax consequences of the disposition of Shares pursuant to the Arrangement.

            This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. This summary is not exhaustive of all United States federal income tax considerations. Consequently, U.S. Holders are urged to consult their own tax advisors regarding the income tax consequences to them of disposing of Shares pursuant to the Arrangement or of exercising Dissent Rights, in each case having regard to their own particular circumstances, as well as any other consequences to them of such transactions under United States federal, state, or local tax laws and non-U.S. tax laws.

Disposition of Shares

            Subject to the discussion below under “Passive Foreign Investment Companies”, a U.S. Holder who disposes of Shares pursuant to the Arrangement generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the U.S. dollar value of the amount of the Canadian dollar cash payment received (which amount will not be reduced by any related Canadian taxes paid by the U.S. Holder directly or by withholding) and (ii) the U.S. Holder’s adjusted tax basis in such Shares (determined in U.S. dollars). Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Shares is greater than one year at the time of the disposition. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of United States federal income taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

            The U.S. dollar value of the amount of the Canadian dollar cash payment received by a U.S. Holder will be determined by reference to the spot rate of exchange on the settlement date of the disposition pursuant to the Arrangement, provided the Shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which election must be applied consistently from year to year and cannot be changed without the consent of the IRS). If a U.S. Holder is an accrual basis taxpayer and does not make this special election, such U.S. Holder generally will recognize foreign currency gain or loss for United States federal income tax purposes equal to the difference (if any) between the U.S. dollar values of the amount of the Canadian dollar cash payment received, determined by reference to the spot rates of exchange in effect on the date of disposition of the Shares and the settlement date. Any such foreign currency gain or loss generally will be treated as United States source ordinary income or loss and will be in addition to the gain or loss, if any, that such U.S. Holder recognizes on the disposition of Shares pursuant to the Arrangement.

            A U.S. Holder will have a tax basis in Canadian dollars received equal to the U.S. dollar value of the Canadian dollars on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss. Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of Canadian dollars on a date subsequent to receipt generally will be United States source ordinary income or loss.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

            A U.S. Holder that pays (directly or through withholding) Canadian income taxes resulting from the disposition of Shares pursuant to the Arrangement may be entitled to claim such Canadian income taxes as a credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations. Gain or loss, if any, recognized by a U.S. Holder on the disposition of Shares generally will be United States source gain or loss for foreign tax credit purposes, unless, in the case of a U.S. Holder eligible for benefits under the income tax treaty between Canada and the United States, the gain is subject to tax in Canada and treated as foreign source gain under the provisions of that treaty. Alternatively, a U.S. Holder generally may deduct such Canadian income taxes if the U.S. Holder does not elect to claim a foreign tax credit for any non-U.S. taxes paid during the taxable year. U.S. Holders are urged to consult their own tax advisors regarding the foreign tax credit implications of the disposition of Shares pursuant to the Arrangement.

Passive Foreign Investment Companies

            In general, the Company would be a passive foreign investment company (a “PFIC”) for any taxable year if, applying certain look-through rules, either 75% or more of its gross income for such year constituted “passive income” or 50% or more of its assets (based on an average of the quarterly values of its assets during such taxable year) produced, or were held for the production of, passive income. For purposes of these tests, passive income generally includes, among other things, dividends, interest, certain royalties and rents, and gains from certain commodities and securities transactions and from the sale or exchange of property that gives rise to passive income.

            Neither the Company nor the Company’s counsel has made any determination as to the current PFIC status of the Company. U.S. Holders should be aware that the Company publicly disclosed its belief that it was a PFIC for the taxable year ending September 30, 2011, and for prior taxable years. It is not clear whether the Company was classified as a PFIC for subsequent taxable years or is likely to be classified as a PFIC for its current taxable year. The determination of PFIC status is fundamentally factual in nature, depends on the application of complex United States federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that the Company has or has not been classified as a PFIC for any prior taxable year, nor can any assurance be provided that the Company will not be classified as a PFIC during its current taxable year.

            As described below, a U.S. Holder will be subject to the PFIC rules with respect to its Shares if the Company is or has been treated as a PFIC for any taxable year during such U.S. Holder’s holding period for its Shares. Certain elections may be available (including a “mark-to-market” or “qualified electing fund” election) to U.S. Holders to mitigate the adverse consequences resulting from PFIC status, particularly if such elections are made in the first taxable year during such U.S. Holder’s holding period in which the Company is treated as a PFIC.

            Given the adverse tax consequences if the PFIC rules apply, U.S. Holders are urged to consult their own tax advisors regarding the consequences of the classification of the Company as a PFIC, including the manner in which the PFIC rules may affect the U.S. federal income tax consequences of the disposition of the Shares pursuant to the Arrangement, as well as on the availability and effect of any election under the PFIC rules.

PFIC Status – No Elections

            If the Company is or has been a PFIC at any time during a U.S. Holder’s holding period for the Shares, and the U.S. Holder has not made any election under the PFIC rules with respect to its Shares, then (i) any gain recognized by the U.S. Holder from the disposition of Shares pursuant to the Arrangement will be allocated ratably over the U.S. Holder’s holding period for the Shares, (ii) the amount allocated to the taxable year in which the gain is recognized and any taxable year in the U.S. Holder’s holding period for the Shares prior to the first taxable year in which the Company became a PFIC will be treated as ordinary income (rather than as capital gain), and (iii) the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations in such taxable year, as appropriate, applicable to ordinary income (rather than capital gains) and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

PFIC Status – QEF Election

            If the Company is or has been a PFIC at any time during a U.S. Holder’s holding period for the Shares, and the U.S. Holder has made a timely and effective election (a “QEF Election”) to treat the Company as a “qualified electing fund” (a “QEF”) in the first taxable year of such U.S. Holder’s holding period in which the Company was classified as a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above under “ – PFIC Status – No Elections”. Instead, the United States federal income tax consequences of the disposition of Shares pursuant to the Arrangement to a U.S. Holder that has made a timely and effective QEF Election will be substantially similar to the consequences described above in “ – Disposition of Shares”. If a U.S. Holder has made a QEF Election with respect to the Company for a taxable year after the first taxable year in such U.S. Holder’s holding period in which the Company was classified as a PFIC, such U.S. Holder would continue to be subject to the rules described under “ – PFIC Status – No Elections”. The QEF Election generally cannot be made with respect to the shares of a corporation that does not make available certain information with respect to taxable years that it is classified as a PFIC. The Company does not intend to make such information available to U.S. Holders. U.S. Holders are urged to consult their own tax advisors regarding the application of the rules pertaining to the QEF Election with regard to their particular circumstances.

PFIC Status – Mark-to-Market Election

            If the Company is or was a PFIC for any taxable year in which a U.S. Holder has held Shares and such U.S. Holder has made a timely and effective election to mark the Shares to market (a “Mark-to-Market Election”) in the first taxable year of such U.S. Holder’s holding period in which the Company was classified as a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above under “ – PFIC Status – No Elections”. Instead, any gain recognized by the U.S. Holder from the disposition of Shares pursuant to the Arrangement will be treated as ordinary income (rather than capital gain) and any loss will be treated as ordinary loss (but only to the extent of the net amount of previously included income as a result of the U.S. Holder’s Mark-to-Market Election with respect to the Shares). If a U.S. Holder held Shares for one or more taxable years during which the Company were treated as a PFIC and did not make a timely Mark-to-Market Election with respect to its Shares held during the first of those years (even if such election was not available during the first of those years because the Shares were not marketable stock), a coordination rule generally would apply. U.S. Holders are urged to consult their own tax advisors regarding the application of the rules pertaining to the Mark-to-Market Election with regard to their particular circumstances.

Information Reporting and Backup Withholding

            Cash payments received by a U.S. Holder with respect to the disposition of Shares pursuant to the Arrangement may be subjected to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certifications or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules, by timely furnishing any required information to the IRS.

            If the Company is a PFIC, a U.S. Holder generally will be required to file IRS Form 8621 for the taxable year in which the U.S. Holder recognizes gain from the disposition of Shares pursuant to the Arrangement. In the event a U.S. Holder does not file the IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until after the date such form is filed.

Dissenting Shareholders

            In general, U.S. Holders who validly exercise Dissent Rights will also recognize taxable gain or loss. In addition, a portion of the actual payment received may instead be characterized as interest income, in which case the United States dollar equivalent to the Canadian dollar amount of this portion generally will be included in ordinary income in accordance with the U.S. Holder’s method of accounting. Any U.S. Holder considering the exercise of Dissent Rights is urged to consult its own tax advisor regarding the U.S. federal income tax treatment of such holder, including the possible application of the PFIC rules to such holder, having regard to such holder’s particular circumstances.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

            Except as otherwise disclosed in this Information Circular, to the Company’s knowledge, no (a) director, nominee for director, or executive officer of Merus; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, Shares, or a combination of both carrying more than 10% of the voting rights attached to the Shares (any of these being an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any Insider, has had any material interest, direct or indirect, in any transaction which has materially affected or would materially affect Merus or an of its Subsidiaries, except with an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders. See “Interests of Certain Persons in the Arrangement”.

            To the knowledge of the directors and officers of Merus, the following persons beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding Shares:

Name	Number of Shares beneficially owned or controlled or directed	Percentage of outstanding Shares
Beutel, Goodman & Co. Ltd.	16,843,600	14.40%

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

            The Company has entered into indemnification agreements with its directors and executive officers. Pursuant to these agreements, the Company has agreed to indemnify its directors and executive officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law. The Company has obtained directors’ and officers’ liability insurance policies, which cover corporate indemnification of directors and executive officers of the Company in certain circumstances. The insurance policy in place is effective until March 31, 2018. The annual premium is $145,500 and the limit of liability is $17,000,000.

AUDITORS

            MNP LLP are the auditors of the Company and are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accounts of Ontario.

OTHER INFORMATION AND MATTERS

            There is no information or matter not disclosed in this Information Circular but known to the Company that would be reasonably expected to affect the decision of Shareholders to vote for or against the Arrangement Resolution.

LEGAL MATTERS

            Certain legal matters in connection with the Arrangement will be passed upon for the Company by Torys LLP.

            Certain legal matters in connection with the Arrangement will be passed upon for the Purchaser by Stikeman Elliott LLP.

ADDITIONAL INFORMATION

            Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.meruslabs.com. Information on the Company’s website is not incorporated by reference in this Information Circular.

            Each of the Merus documents listed below is specifically incorporated by reference in, and forms an integral part of this Information Circular. Any document of the type referred to below (excluding confidential reports), and any amendments thereto, filed by Merus with a securities commission or any similar authority in Canada after the date of this Information Circular and prior to the Meeting will be deemed to be incorporated by reference in this Information Circular:

1.	The Arrangement Agreement filed on SEDAR on May 16, 2017 (including the amendment thereto filed on SEDAR on June 1, 2017);

2.	Merus material change report dated May 16, 2017;

3.	Merus unaudited interim financial statements for the three and six months ended March 31, 2017 and 2016;

4.	Management information circular dated February 15, 2017;

5.	Management’s discussion and analysis for the three and six months ended March 31, 2017 and 2016;

6.	Merus annual information form for the year ended September 30, 2016;

7.	Merus audited annual financial statements for the years ended September 30, 2016 and 2015; and

8.	Management’s discussion and analysis for the years ended September 30, 2016 and 2015.

            Any statement contained in a document incorporated or deemed to be incorporated by reference in this Information Circular will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular, or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Information Circular, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

            In addition, copies of the Annual Information Form, financial statements, including the most recently available interim financial statements, as applicable, and Management’s Discussion and Analysis as well as this Information Circular, all as filed on SEDAR, may be obtained without charge upon request to the Corporate Secretary at its principal place of business: 100 Wellington St. West, Suite 2110, Toronto, Ontario M5K 1H1. The Company may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.

DIRECTORS’ APPROVAL

            The contents of this Information Circular and its sending to Shareholders have been approved by the Board.

By Order of the Board of Merus Labs International Inc.

(Signed) “Barry Fishman”

Barry Fishman
Chief Executive Officer
Merus Labs International Inc.
Toronto, Ontario

June 1, 2017

CONSENT OF ROTHSCHILD

June 1, 2017

To:        The Board of Merus Labs International Inc. (the “Company”)

              We refer to the information circular (the “Information Circular”) of the Company dated June 1, 2017 relating to the special meeting of shareholders of the Company to approve an arrangement under the Business Corporations Act (British Columbia) involving the Company and Norgine B.V. We consent to the inclusion in the Information Circular of our fairness opinion dated May 10, 2017 and references to our firm name and our fairness opinion in the Information Circular. Our fairness opinion was given as of May 10, 2017 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of the Company shall be entitled to rely upon our opinion. (Signed) “Rothschild (Canada) Inc.”

CONSENT OF CLARUS

June 1, 2017

To:        The Board of Merus Labs International Inc. (the “Company”)

              We refer to the information circular (the “Information Circular”) of the Company dated June 1, 2017 relating to the special meeting of shareholders of the Company to approve an arrangement under the Business Corporations Act (British Columbia) involving the Company and Norgine B.V. We consent to the inclusion in the Information Circular of our fairness opinion dated May 10, 2017 and references to our firm name and our fairness opinion in the Information Circular. Our fairness opinion was given as at May 10, 2017 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of the Company shall be entitled to rely upon our opinion. (Signed) “Clarus Securities Inc.”

APPENDIX A

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Information Circular.

“Acquisition Proposal” means, at any time after the date of this Agreement and whether or not in writing, other than the Arrangement and the other transactions contemplated by this Agreement or any transaction to which the Purchaser or an affiliate of the Purchaser or any Person acting jointly or in concert with the Purchaser is a party or any transaction involving only the Company and/or one or more of the Company Subsidiaries, any inquiry, offer or proposal with respect to: (i) any direct or indirect acquisition by any Person, or group of Persons, of 20% or more of any class of voting or equity securities of the Company or any of the Company Subsidiaries or securities convertible into or exchangeable or exercisable for such voting or equity securities, representing 20% or more of such class of voting or equity securities then outstanding (assuming, if applicable, the conversion, exchange or exercise of the acquired securities convertible into or exchangeable or exercisable for such voting or equity securities); (ii) any direct or indirect acquisition by any Person or group of Persons of any assets of the Company and/or any one or more of the Company Subsidiaries that individually or in the aggregate represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated annual revenue of the Company and the Company Subsidiaries, in each case taken as a whole (based on the financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record), or any lease, license, royalty, joint venture, long-term supply agreement, liquidation, dissolution or other arrangement having a similar economic effect, whether in a single transaction or a series of related transactions, or any modification or proposed modification of any of the foregoing; (iii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any voting or equity securities of the Company or any Company Subsidiary; or (iv) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving the Company or any Company Subsidiaries; in each case whether in a single transaction or series of transactions involving the Company or any Company Subsidiaries.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“allowable capital loss” has the meaning ascribed to it in the Section “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares under the Arrangement”.

“Annual Information Form” means the annual information form of the Company dated December 29, 2016 in respect of the Company’s financial year ended September 30, 2016.

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of May 11, 2017 between the Company and the Purchaser (including the schedules thereto), as amended on June 1, 2017 and as it may be further amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting by Common Shareholders, substantially in the form set out in Appendix B to this Information Circular.

“Associate” has the meaning ascribed thereto in the Securities Act.

“BCBCA” means the Business Corporations Act (British Columbia).

“Beneficial Shareholders” means a non-registered, beneficial holder of Shares whose Shares are held through an Intermediary.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” means a statement that the Board has received the Fairness Opinions, and has unanimously, after receiving legal and financial advice, and in consultation with the Special Committee, determined that the Arrangement Resolution is in the best interests of the Company and recommends that Common Shareholders vote in favour of the Arrangement Resolution.

“Broadridge” means Broadridge Financial Solutions Inc.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Vancouver, British Columbia, Amsterdam, The Netherlands or London, United Kingdom.

“Cash-Out Consideration” means:

(a)

in respect of a Company Option, the amount by which the Consideration multiplied by the number of Shares subject to the Company Option exceeds the exercise price payable under such Company Option by the holder thereof; and

(b)	in respect of a Company PSU, an amount equal to the number of Shares subject to the Company PSU immediately prior to the Effective Time, multiplied by the Consideration.

“CNMC” means the Comisión Nacional de los Mercados y la Competencia.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Shareholder” means a holder of Shares.

“Company” or “Merus” means Merus Labs International Inc., a corporation existing under the laws of British Columbia.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Options” means the outstanding options to purchase Shares issued pursuant to the Stock Option Plan.

“Company Preferred Shares” means the Series A convertible preferred shares in the capital of the Company.

“Company PSU” means the outstanding performance share units issued pursuant to the PSU Plan.

“Company Public Disclosure Record” means all documents filed by the Company on SEDAR and EDGAR on or after October 1, 2016.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Computershare” means Computershare Trust Company of Canada.

“Consideration” means $1.65 in cash per Share.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture to which the Company or any Company Subsidiary is a party or by which any of them are bound or affected, or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia sitting in Vancouver, British Columbia, or other court as applicable.

“Clarus” means Clarus Securities Inc.

“Clarus Fairness Opinion” means the written fairness opinion of Clarus dated May 10, 2017.

“Depositary” means Computershare Investor Services Inc.

“Depositary Agreement” means the depositary agreement to be entered into by the Company, the Purchaser and the Depositary.

“Dissent Notice” has the meaning ascribed to it in the Section “Information Concerning the Meeting – Dissenting Shareholders’ Rights”.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order.

“Dissent Shares” means the Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights and is ultimately entitled to be paid fair value.

“Dissenting Shareholder” has the meaning ascribed to it in the Section “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Dissenting Shares” has the meaning ascribed to it in the Section “Information Concerning the Meeting – Dissenting Shareholders’ Rights”.

“DRS Advice” means a direct registration system advice statement.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement.

 “Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Existing Credit Agreement” means the First Amended and Restated Credit Agreement dated February 1, 2016 made among the Company, the lenders from time to time party to the agreement, the Bank of Montreal as co-lead arranger, sole bookrunner and administrative agent and Canadian Imperial Bank of Commerce as co-lead arranger and syndication agent, as amended on December 30, 2016 and as further amended from time to time.

“Fairness Opinions” means each of the Rothschild Fairness Opinion and the Clarus Fairness Opinion.

“Final Order” means the order of the Court, in form and substance satisfactory to the Purchaser and the Company, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to the Purchaser and the Company, each acting reasonably) on appeal.

“Financial Advisors” means each of Rothschild and Clarus.

“Financing” has the meaning ascribed to it in the Section “The Arrangement – Sources of Funds”.

“Financing Documents” has the meaning ascribed to it in the Section “The Arrangement – Sources of Funds”.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, taxing authority, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange, (iv) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing.

“Holder” has the meaning ascribed to it in the Section “Certain Canadian Federal Income Tax Considerations”.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board and adopted in Canada, applicable to the Company at the relevant time.

“Information Circular” means this management information circular of the Company dated June 1, 2017, together with all appendices hereto, distributed to Shareholders in connection with the Meeting.

“Insider” if used in relation to an issuer, means:

(a)	a director or senior officer of the issuer;

(b)	a director or senior officer of a company that is an Insider or subsidiary of the issuer;

(c)	a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d)	the issuer itself if it holds any of its own securities.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Intermediary” means an intermediary with which a Beneficial Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by RRSPs, RRIFs, RESTs (collectively as defined in the Tax Act) and similar plans, and their nominees.

“IRS” means the United States Internal Revenue Service.

“Law” or “Laws” means, with respect to any Person, any and all applicable law(s) (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, award, order, writ, decree, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, issued, rendered, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, unless expressly specified otherwise.

“Letter of Transmittal” means the letter of transmittal forms to be delivered by the Company to the Registered Shareholders.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Management’s Discussion and Analysis” or “MD&A” means, collectively, management’s discussion and analysis of the financial condition and results of operations of the Company for the years ended December 31, 2016 and management’s discussion and analysis for the six months ended March 31, 2017.

“Mark-to-Market Election” has the meaning ascribed to it in the Section “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Companies”.

“Matching Period” has the meaning ascribed to it in the Section “The Arrangement Agreement – Right to Match”.

“Material Adverse Change” or “Material Adverse Effect” means, any fact or state of facts, circumstance, change, effect, occurrence or event which, individually or in the aggregate with other facts or state of facts, circumstances, changes, effects, occurrences or events that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, except to the extent resulting directly or indirectly from or arising in connection with:

(a)	any effect, changes, developments or events generally affecting the pharmaceutical industry or any other industry in which the Company or a Company Subsidiary operates;

(b)

any change, effect or event arising from or out of any change or proposed changes in (or change in or new interpretation of) Laws (including any Laws in respect to Taxes), IFRS or regulatory accounting requirements;

(c)

the failure of the Company or the Company Subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date of this Agreement (provided, however, that the facts, circumstances, changes, effects, occurrences or events giving rise to or contributing to the failure (other than those in clauses (a) to (b) above or (d) to (k) below) may constitute, in and of itself and themselves, a Material Adverse Change or Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred);

(d)	any change in general economic, political, business, regulatory, or market conditions or in national or global financial or capital markets;

(e)	any changes or developments in relation to currency exchange or interest rates;

(f)	any earthquake, hurricane, tornado, tsunami, flood or other natural disaster or outbreak or escalation of hostilities or acts of war (whether or not declared) or act of terrorism;

(g)	the announcement of this Agreement or the pendency of the transactions contemplated hereby;

(h)

any changes in the trading price or trading volumes of the Shares or any suspension of trading in securities generally on the TSX or NASDAQ, or any credit rating downgrade, negative outlook, watch or similar event relating to the Company (provided, however, that the causes underlying such changes (other than those in clauses (a) to (g) above or (i) to (k) below) may constitute, in and of itself and themselves, a Material Adverse Change or Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred);

(i)	any actions taken (or omitted to be taken) by the Company or the Company Subsidiaries at the request or with the prior written consent of the Purchaser;

(j)	any fact, circumstance, change, effect, occurrence or event reasonably foreseeable from the information expressly disclosed in the Company Disclosure Letter; or

(k)	any action that is required pursuant to this Agreement;

provided, however, that (A) with respect to paragraphs (a), (b), (d) and (f) above, such matters will be considered if they have a materially disproportionate effect on the business, operations, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, relative to comparable entities operating in the same business or industries as the Company and the Company Subsidiaries and only to the extent of the materially disproportionate effect; and (B) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Change or Material Adverse Effect has occurred.

“Material Contracts” means any Contract to which the Company or any of its Subsidiaries is a party that: (i) if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect, (ii) relates directly or indirectly to indebtedness (currently outstanding or which may become outstanding) for borrowed money of the Company or any Company Subsidiary in excess of $2 million or to the guarantee by the Company or any of its Subsidiaries of any liabilities or obligations or indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $2 million (other than security agreements in respect thereof), in each case, excluding guarantees, intercompany liabilities or obligations between two or more wholly-owned Company Subsidiaries or between the Company and one or more of its wholly owned Company Subsidiaries and further excluding ordinary course endorsements for collection; (iii) provides for the purchase, sale or exchange of, or option to purchase, sell or exchange, any goods, property or services where the purchase or sale price or agreed value or fair market value of such good, property or service exceeds $2 million annually; (iv) that limits or restricts in any material respect (A) the ability of the Company or any Company Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company or any of the Company Subsidiaries may sell products or deliver services; or (v) is a partnership agreement, joint venture agreement or similar agreement relating to the formation, creation or operation of any partnership or joint venture in which the interest of the Company and/or the Company Subsidiaries exceeds $2 million (book value) and under which the Company or any of its Subsidiaries have any material continuing liability or obligation.

“Meeting” means the special meeting of Shareholders to be held on July 10, 2017, and any adjournment or postponement thereof.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Non-Resident Dissenting Shareholder” has the meaning ascribed to it in the Section “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada –Non-Resident Dissenting Shareholders”.

“Non-Resident Holder” has the meaning ascribed to it in the Section “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Non-Sale Agreement” has the meaning ascribed to it in the Section “The Arrangement – Background to the Arrangement”.

“Notice of Dissent” has the meaning ascribed to it in the Section “Information Concerning the Meeting – Dissenting Shareholders’ Rights”.

“Notice of Meeting” means the notice of special meeting of Shareholders which accompanies this Information Circular.

“Notice Shares” has the meaning ascribed to it in the Section “Information Concerning the Meeting – Dissenting Shareholders’ Rights”.

“officer” has the meaning ascribed thereto in the Securities Act.

“Order” means, with respect to any Person, any order, writ, injunction, judgement, decree, ruling, settlement or stipulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon such Person.

“Outside Date” means September 9, 2017 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date is not expected to occur by September 9, 2017 as a result of the failure to obtain the Required Regulatory Approval, then either Party may elect, by notice to the other Party prior to September 9, 2017 or, in the case of any subsequent extensions, prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 15 days, provided that the Outside Date shall not be extended beyond November 9, 2017; provided that notwithstanding the foregoing a Party shall not be permitted to extend the Outside Date if the failure to obtain the Required Regulatory Approval is primarily the result of such Party’s failure to comply with its covenants herein.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“PFIC” has the meaning ascribed to it in the Section “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Companies”.

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Appendix C, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Preferred Shareholders” means a holder of Company Preferred Shares.

“Proposed Amendments” has the meaning ascribed to it in the Section “Certain Canadian Federal Income Tax Considerations”.

“Proxy Solicitation Agent” has the meaning ascribed to it in the Section “Information Concerning the Meeting – Solicitation of Proxies”.

“PSU Plan” means the 2015 performance share unit plan of the Company effective as of January 23, 2015, and ratified by Common Shareholders on March 26, 2015, as such performance share unit plan may be further amended, restated, approved or otherwise re-approved by the Board or the Common Shareholders, as such may be necessary or desirable for such plan to be compliant with the requirements of the TSX.

“Purchaser” or “Norgine” means Norgine B.V., a private company with limited liability incorporated under the laws of the Netherlands, and having trade register number 30127007.

“QEF” has the meaning ascribed to it in the Section “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Companies”.

“QEF Election” has the meaning ascribed to it in the Section “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Companies”.

“Record Date” means the close of business on June 1, 2017.

“Registered Shareholder” means a registered holder of Shares as recorded in the registers maintained by the Transfer Agent.

“Regulatory Approvals” means, any applicable consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required or advisable under Laws in connection with the Arrangement and includes the Required Regulatory Approval.

“Required Regulatory Approval” has the meaning ascribed to it in the Section “The Arrangement – Regulatory Approvals”.

“Resident Dissenting Shareholder” has the meaning ascribed to it in the Section “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.

“Resident Holder” has the meaning ascribed to it in the Section “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Response to Petition” means a Response to Petition in the form required by the British Columbia Supreme Court Civil Rules.

“Rothschild” means Rothschild (Canada) Inc.

“Rothschild Fairness Opinion” means the written fairness opinion of Rothschild dated May 10, 2017.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, and all rules, regulations, published notices and instruments thereunder, and all comparable Securities Laws in each of the provinces and territories of Canada.

“Securities Authority” means the British Columbia Securities Commission, the SEC, the TSX, NASDAQ and the applicable securities commissions or securities regulatory authority of any province or territory of Canada.

“Securities Laws” means the Securities Act, the U.S. Securities Act and the U.S. Exchange Act.

“Securityholder” means any and all of the Shareholders, the Preferred Shareholders, the holders of Company Options, and the holders of the Company PSUs.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Administrators.

“Shares” means the common shares in the capital of the Company.

“Shareholder” means collectively, Registered Shareholders and Beneficial Shareholders.

“Spanish Competition Act” means the Spanish Competition Act 15/2007.

“Special Committee” means the special committee of the Board consisting of Robert Pollock, Timothy Sorensen and David Guebert.

“Stikeman” means Stikeman Elliott LLP, counsel to the Purchaser.

“Stock Option Plan” means the stock option plan of the Company dated December 19, 2011, as amended by the Board on January 18, 2012, February 25, 2013 and March 13, 2017 and as last approved by the Common Shareholders on March 21, 2017, as such stock option plan may be further amended, restated, approved or otherwise re-approved by the Board or the Common Shareholders, as such may be necessary or desirable for such plan to be compliant with the requirements of the TSX.

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Superior Proposal” means any bona fide written Acquisition Proposal made by an arm’s length third party other than the Purchaser (or an affiliate of the Purchaser) after the date of this Agreement: (i) to acquire not less than all of the outstanding Shares or all or substantially all of the assets of the Company and the Company Subsidiaries on a consolidated basis, (ii) that did not result from a breach of the Company’s non-solicitation obligations under the Arrangement Agreement, (iii) that complies with Securities Laws and did not result from a breach of any agreement between the Person making such Acquisition Proposal and the Company; (iv) that is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal; (v) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (vi) that is not subject to any due diligence and/or access condition; and (vii) that the Board determines, in its good faith judgement after receiving the advice of its financial advisor and outside legal counsel, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction that is more favourable, from a financial point of view, to Common Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to the Arrangement Agreement).

“Supporting Shareholders” means Barry Fishman, David Guebert, Michael Bumby, Michael Cloutier, Robert Bloch, Robert Pollock, Theresa Firestone and Timothy Sorensen.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.).

“taxable capital gain” has the meaning ascribed to it in the Section “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares under the Arrangement”.

“Taxes” means (i) any and all applicable taxes, duties, excises, premiums, assessments, imposts, levies of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all applicable interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any applicable liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any applicable liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Termination Fee” has the meaning ascribed to it in the Section “The Arrangement Agreement – Termination Fee and Expenses”.

“Termination Fee Event” has the meaning ascribed to it in the Section “The Arrangement Agreement – Termination Fee and Expenses”.

“Torys” means Torys LLP, counsel to the Company.

“Transfer Agent” means Computershare.

“Treasury Regulations” has the meaning ascribed to it in the Section “Certain United States Federal Income Tax Considerations”.

“TSX” means the Toronto Stock Exchange and any successor thereto.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Holder” has the meaning ascribed to it in the Section “Certain United States Federal Income Tax Considerations”.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

“Voting and Support Agreements” means the voting agreements dated May 11, 2017 and made between the Purchaser, on the one hand, and each of the Supporting Shareholders, on the other hand, setting forth the terms and conditions on which the Supporting Shareholders have agreed to vote their Shares in favour of the Arrangement Resolution.

“VWAP” has the meaning ascribed to it in the Section “Summary – Reasons for the Arrangement”.

“Wilful Breach” means a material breach that is a consequence of any act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

“WTO” means the World Trade Organization.

APPENDIX B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Merus Labs International Inc. (the “Company”), pursuant to the arrangement agreement (the “Agreement”) between the Company and Norgine B.V. dated May 11, 2017, as amended, all as more particularly described and set forth in the management information circular of the Company dated June 1, 2017 (the “Circular”), accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.

The plan of arrangement, as it has been or may be modified or amended in accordance with the Agreement and its terms, involving the Company (the “Plan of Arrangement”), the full text of which is set out in Appendix C to the Circular, is hereby authorized, approved and adopted.

3.

The Agreement and related transactions, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Agreement and any modifications, amendments or supplements thereto and causing the performance by the Company of its obligations thereunder and under the Plan of Arrangement are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Common Shareholders (as defined in the Agreement) or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Common Shareholders: (i) to amend, modify or supplement the Agreement or the Plan of Arrangement to the extent permitted by the Agreement; and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement and related transactions.

5.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents.

6.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

B-2

APPENDIX C

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE BUSINESS
CORPORATIONS ACT (BRITISH COLUMBIA)

FORM OF PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1        Definitions

            In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Arrangement” means the arrangement of the Company under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the discretion of the Court in the Final Order (with the consent of the Company and the Purchaser, each acting reasonably);

“Arrangement Agreement” means the Arrangement Agreement dated as of May 11, 2017 between the Purchaser and the Company providing for, among other things, the Arrangement, as amended on June 1, 2017 and as the same may be amended, supplemented and/or restated from time to time;

“Arrangement Resolution” means a special resolution of the Company in substantially the form of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time;

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Ontario;

“Cash-Out Consideration” means:

(a)

in respect of a Company Option, the amount by which the Consideration multiplied by the number of Common Shares subject to the Company Option exceeds the exercise price payable under such Company Option by the holder thereof; and

(b)	in respect of a Company PSU, an amount equal to the number of Common Shares subject to the Company PSU immediately prior to the Effective Time, multiplied by the Consideration;

“Common Shareholders” means the holders of the Common Shares;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Merus Labs International Inc., a corporation existing under the BCBCA;

“Company Options” means the options to purchase Common Shares granted by the Company pursuant to the provisions of the Stock Option Plan;

“Company Preferred Shares” means the Series A convertible Preferred Shares in the capital of the Company;

“Company PSU” means the outstanding performance share units issued pursuant to the PSU Plan;

“Consideration” means $1.65 in cash per Common Share;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging Common Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissent Shares” means the Common Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights and is ultimately entitled to be paid fair value;

“Dissenting Shareholder” means a registered holder of the Common Shares who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its Common Shares;

“Effective Date” means the date on which the Arrangement becomes effective, as set out in Section 2.8 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date, or such other time as the parties may agree to in writing before the Effective Date;

“Final Order” means the order of the Court, in form and substance satisfactory to the Purchaser and the Company, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to the Purchaser and the Company, each acting reasonably) on appeal;

“Former Shareholders” means, at and following the Effective Time, the holders of Common Shares, Company Options and Company PSUs immediately prior to the Effective Time;

“Governmental Entity” means any: (i) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means an order of the Court, in form and substance acceptable to the Purchaser and the Company, acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the Shareholders’ Meeting with respect to the Arrangement, as such order may be amended by the Court with the consent of the Purchaser and the Company, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal for use by the Common Shareholders with respect to the Arrangement;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“PSU Plan” means the Company’s 2015 Performance Share Unit Plan, approved by Common Shareholders on March 26, 2015, governing the granting and terms of PSUs;

“Purchaser” means Norgine B.V., a private company with limited liability incorporated under the laws of the Netherlands;

“Shareholders’ Meeting” means such meeting or meetings of the Common Shareholders, including any adjournment or postponement thereof, that is to be convened to consider, and if deemed advisable approve, the Arrangement Resolution;

“Stock Option Plan” means the stock option plan of the Company dated December 19, 2011, as amended by the Board on January 18, 2012, February 25, 2013 and March 13, 2017 and as last approved by the Common Shareholders on March 21, 2017, as such stock option plan may be further amended, restated, approved or otherwise re-approved by the Board or the Common Shareholders, as such may be necessary or desirable for such plan to be compliant with the requirements of the Toronto Stock Exchange; and

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.).

            Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the BCBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

1.2        Interpretation Not Affected By Headings, etc.

            The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3        Article References

            Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection respectively, bearing that designation in this Plan of Arrangement.

1.4        Number and Gender

            In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5        Date for Any Action

            If the date on which any action is required to be taken hereunder by any of the Parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6        Statutory References

            Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7        Currency

            Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1        Arrangement Agreement

            This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on the Purchaser, the Company and all persons who were immediately prior to the Effective Time holders or beneficial owners of the Common Shares, Company Preferred Shares, Company Options and Company PSUs.

ARTICLE 3
ARRANGEMENT

3.1        Arrangement

            Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence at two-minute intervals without any further act or formality:

(a)

notwithstanding any vesting or exercise provisions to which a Company Option or Company PSU might otherwise be subject (whether by contract, the conditions of a grant, applicable Law or the terms of the Stock Option Plan or PSU Plan) each Company Option and Company PSU issued and outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Company Option or Company PSU, be deemed to be fully vested and all of the outstanding Company Option or Company PSU, without any further action on behalf of the holder thereof and without any payment except as provided in this Plan of Arrangement and notwithstanding the terms of the Stock Option Plan or PSU Plan, as the case may be, shall be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for the Cash-Out Consideration (other than Company Options where the Cash-Out Consideration is nil, such Company Options to be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for no consideration), and the holder of such Company Option or Company PSU will cease to be the holder of such Company Option or Company PSU, will cease to have any rights as a holder in respect of such Company Option or Company PSU under the Stock Option Plan or PSU Plan, such holder’s name will be removed from the Company’s register of Company Options or Company PSUs, and all agreements, grants and similar instruments relating thereto will be cancelled;

(b)

each Dissent Share held by a Dissenting Shareholder entitled to be paid fair value for its Dissent Shares will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, charges, encumbrances and any other rights of others, to the Purchaser in consideration for a debt claim against the Purchaser in an amount determined in accordance with Article 4 and thereupon each Dissenting Shareholder will have only the rights set out in Article 4 and each Dissenting Shareholder will cease to be the holder of such Common Shares;

(c)

each outstanding Common Share (other than those Common Shares acquired by the Purchaser from Dissenting Shareholders under Section 3.1(b)), will be transferred to, and acquired by the Purchaser, free and clear of all liens, charges, encumbrances and any other rights of others, in exchange for a cash payment equal to the Consideration and, in respect of each Common Share:

(i)

each former holder of Common Shares will cease to be the holder of such Common Shares so exchanged concurrently with the exchanges referred to in this Section 3.1(c) and such holder’s name will be removed from the register of holders of Common Shares at such time; and

(ii)

the Purchaser will be deemed to be the holder of such Common Shares (free and clear of all liens, charges, encumbrances and any other rights of others) on the Effective Date and will be entered in the Company’s register of holders of Common Shares as the holder thereof;

(d)	the PSU Plan and the Stock Option Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect; and

(e)

the Company issues to the Purchaser Common Shares of the Company in consideration for the cash consideration deposited by the Purchaser with the Depositary, on behalf and at the direction of the Company, pursuant to Section 5.1(b).

3.2        Adjustments to Consideration

(a)

If, on or after the date hereof but prior to the Effective Time, the Company sets a record date for any dividend or other distribution on the Common Shares that is prior to the Effective Time or the Company pays any dividend or other distribution on the Common Shares prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Common Share, as applicable, does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Common Share exceeds the Consideration, such excess amount shall be placed in escrow for the account of Purchaser or another Person designated by Purchaser.

ARTICLE 4
DISSENT PROCEDURES

4.1        Rights of Dissent

            Registered Common Shareholders may exercise rights of dissent with respect to their Common Shares, pursuant to and in the manner set forth in sections 238 and 242 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and this Article 4 (the “Dissent Rights”), provided that the written objection to the Arrangement Resolution contemplated by section 242 of the BCBCA must be received by the Company not later than 5:00 p.m. (Toronto Time) on the business day which is two business days preceding the date of the Shareholders’ Meeting. In addition to any other restrictions set forth in the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Company Options, Company PSUs or Company Preferred Shares (b) Common Shareholders who vote in favour of the Arrangement Resolution.

4.2        Recognition of Dissenting Shareholders

            From and after the Effective Time, in no case shall the Purchaser, the Company or any other Person be required to recognize a Dissenting Shareholder as a holder of Common Shares or as a holder of any securities of any of the Purchaser, the Company or any of their respective subsidiaries and the names of the Dissenting Shareholders shall be deleted from the register of holders of Common Shares. In addition to any other restrictions under the BCBCA on the exercise of Dissent Rights, for greater certainty, holders of Company Preferred Shares, Company Options or Company PSUs shall not be entitled to exercise Dissent Rights.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1        Delivery of Consideration

(a)

At or prior to the Effective Date, the Purchaser will deposit with the Depositary in accordance with the Arrangement Agreement, cash in an amount sufficient to pay the aggregate Consideration to which the Common Shareholders are entitled to receive in accordance with Article 3 hereof.

(b)

At or prior to the Effective Date, in consideration for the Company agreeing to issue to the Purchaser on the Effective Date at the time and in accordance with Section 3.1(e), Common Shares in the capital of the Company, the Purchaser, on behalf and at the direction of the Company, will deposit with the Depositary cash in an amount sufficient to pay the aggregate cash consideration to which the holders of Company Options or Company PSUs are entitled to receive in accordance with Article 3 hereof.

(c)

Following the deposit with the Depositary of the amounts specified in Sections 5.1(a) and 5.1(b), the Purchaser will be fully and completely discharged from its obligation to pay the Consideration to the former Common Shareholders and the Company shall be fully and completely discharged from its payment obligations to former holders of Company Options and Company PSUs, respectively, and the rights of such holders will be limited to receiving, from the Depositary, the Consideration or the Cash-Out Consideration to which they are entitled in accordance with this Plan of Arrangement.

(d)

As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of the Company to each holder of Company Options and Company PSUs immediately prior to the Effective Time, as reflected on the books and records of the Company, a cheque (or other form of payment of immediately available funds) for the amount of cash such holder is entitled to receive under the Arrangement, in accordance with Section 3.1.

(e)

Until such time as a Former Shareholder deposits with the Depositary a duly completed Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depositary or the Purchaser reasonably requires, the cash payment to which such Former Shareholder is entitled will in each case be delivered or paid to the Depositary to be held in trust for such Former Shareholder for delivery to the Former Shareholder, without interest upon delivery of the Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents, certificates and instruments as the Depositary or the Purchaser reasonably requires.

(f)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Common Shares, other than Common Shares held by a Dissenting Shareholder, if applicable, a completed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary or the Purchaser may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, will be entitled to receive in exchange therefor, and the Depositary will deliver to such Former Shareholder following the Effective Time, a cheque (or other form of payment of immediately available funds) for the cash consideration to which such Former Shareholder is entitled to receive in accordance with Article 3 hereof.

(g)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Common Shares held by a Dissenting Shareholder, a completed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary or the Purchaser may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, such Dissenting Shareholder will have a debt claim against the Purchaser in an amount determined in accordance with Article 4.

(h)

After the Effective Time and until surrender for cancellation as contemplated by Section 5.1(f) and 5.1(g) hereof, each certificate which immediately prior to the Effective Time represented one or more Common Shares will be deemed at all times to represent only the right to receive in exchange therefor a cheque (or other form of payment of immediately available funds) for any cash consideration to which the holder of such certificate is entitled to receive in accordance with Section 5.1(f) hereof, or, in respect of Common Shares formerly held by a Dissenting Shareholder, a debt claim against the Company in an amount determined in accordance with Appendix CArticle 4.

5.2        Lost Certificates

            In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the cash amount that such Person is entitled to receive pursuant to Section 3.1. When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to the Purchaser, the Company and the Depositary in such sum as the Purchaser, the Company and the Depositary may direct or otherwise indemnify the Purchaser, the Company and the Depositary in a manner satisfactory to the Purchaser, the Company and the Depositary against any claim that may be made against the Purchaser, the Company or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3        Withholding Rights

            The Purchaser, the Company and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Common Shares, Company Options or Company PSUs, or the Purchaser, as applicable, such amounts as the Purchaser, the Company or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to any holder of Common Shares, Company Options or Company PSUs, or the Purchaser (or such Person that the Purchaser may direct payment to), in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.4        Extinction of Rights

            Any certificate which immediately prior to the Effective Time represented outstanding Common Shares that are exchanged pursuant to Section 3.1 and not deposited with all other instruments required by Section 5.1 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of the Purchaser. On such date, the cash to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to the Purchaser, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

5.5        No Liens

            Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.6        Paramountcy

            From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options and Company PSUs issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Common Shares, Company Options or Company PSUs and the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company Options, or Company PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1        Amendments to Plan of Arrangement

(a)

The Purchaser and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by the Purchaser and the Company; (iii) be filed with the Court and, if made following the Shareholders’ Meeting, approved by the Court; and (iv) be communicated to the Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Shareholders’ Meeting (provided that the Purchaser shall have consented thereto in writing) with or without any other prior notice or communication (except to the extent required by the Court), and if so proposed and accepted by the Persons voting at the Shareholders’ Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Shareholders’ Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by holders of Common Shares, voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Common Shares, Company Options or Company PSUs and such amendments, modifications or supplements to the Plan of Arrangement need not be filed with the Court or communicated to the Former Shareholders.

ARTICLE 7
FURTHER ASSURANCES

7.1        Notwithstanding

            Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

APPENDIX D

ROTHSCHILD FAIRNESS OPINION

May 10, 2017

The Board of Directors and Special Committee of the Board of Directors
Merus Labs International Inc.
100 Wellington Street West, Suite 2110
Toronto, ON M5K 1H1
Canada

Re:   Proposed Business Combination with Norgine.

Dear Sirs:

Rothschild (Canada) Inc. (“Rothschild”, “we” or “us”) understands that Merus Labs International Inc. (“Merus” or the “Company”) is proposing to enter into an arrangement agreement (“Arrangement Agreement”) with Norgine B.V. (“Norgine”) providing for a business combination between Merus and Norgine pursuant to a plan of arrangement (the “Proposed Transaction”). We understand that the terms of the Proposed Transaction include, among other things, the following:

a.	each common share of Merus will be transferred to Norgine in consideration for C$1.65 (the “Consideration”);

b.	the Proposed Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (“BCBCA”);

c.

the completion of the Proposed Transaction will be conditional upon, among other things, approval by two-thirds of the votes cast by shareholders of Merus (“Merus Shareholders”) who are present in person or represented by proxy at a special meeting of such shareholders (the “Merus Special Meeting”), and the receipt of interim and final orders of the Supreme Court of British Columbia issued under provisions of the BCBCA; and

d.

the terms and conditions of the Proposed Transaction will be described in the management information circular(s) and related documents of Merus (the “Merus Circular”) that will be mailed to Merus Shareholders in connection with the Merus Special Meeting.

Engagement of Rothschild

By letter agreement dated as of December 23, 2016 (the “Engagement Agreement”), Merus retained Rothschild to act as financial advisor to Merus in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the board of directors of Merus (the “Board of Directors”) and special committee of the Board of Directors (the “Special Committee”) have requested that we prepare and deliver a written opinion (the “Opinion”) as to the fairness, from a financial point of view, to the holders of Merus’ common shares of the Consideration to be received by such shareholders in the Proposed Transaction pursuant to the Arrangement Agreement.

Rothschild will be paid a fee for rendering the Opinion and will be paid an additional fee, a substantial portion of which, is contingent upon the completion of the Proposed Transaction or any alternative transaction. The fee for rendering the Opinion is not contingent upon the consummation of the Proposed Transaction or the conclusions reached in the Opinion. Merus has also agreed to reimburse Rothschild for its reasonable out-of-pocket expenses and to indemnify Rothschild in respect of certain liabilities that might arise out of our engagement.

Credentials of Rothschild

Rothschild is a member of Rothschild & Co., which is one of the world's leading independent investment banks with more than fifty offices in more than forty countries. Rothschild's main activities include mergers and acquisitions advisory, restructuring advisory, debt advisory, equity advisory and other financial advisory services to public and private corporations and to governments and their agencies. Rothschild and its affiliates within Rothschild & Co have advised, and have commercial relationships with, a broad cross section of pharmaceutical companies and private equity investors in the Healthcare field, having consummated approximately 300 healthcare transactions globally over the past 8 years.

The Opinion expressed herein represents the opinion of Rothschild and the form and content hereof have been approved by its Global Advisory Commitment Committee, whose members are comprised of senior professionals of Rothschild & Co and are collectively experienced in mergers and acquisitions, divestitures, restructuring, fairness opinion and valuation matters.

Independence of Rothschild

Rothschild has not been engaged to provide any financial advisory services to the Company, Norgine or any of their respective affiliates within the past two years. There are no understandings, agreements or commitments between Rothschild and the Company, Norgine or any of their respective affiliates with respect to future business dealings. However, we and our affiliates may in the future provide financial services to the Company, Norgine and/or their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

We and our affiliates are engaged in a wide range of financial advisory and investment banking activities. In addition, in the ordinary course of their asset management, merchant banking and other business activities, our affiliates may trade in the securities of the Company, Norgine and any of their respective affiliates, for their own accounts or for the accounts of their affiliates and customers, and may at any time hold a long or short position in such securities.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following information:

i)	a draft of the Arrangement Agreement dated May 10, 2017 (the “Agreement”);

ii)

certain internal financial, operational, corporate and other information with respect to Merus that was prepared or provided by the management of Merus, including internal operating and financial projections prepared by the management of Merus (the “Projections”);

iii)	a certificate, dated as of the date hereof, signed by an officer of Merus regarding the Projections;

iv)	discussions with management of Merus regarding past and current operations, and financial conditions and prospects of Merus;

v)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of Merus for the fiscal years ended September 30, 2016 and 2015;

vi)	the annual information forms of Merus for the fiscal years ended September 30, 2016 and 2015;

vii)

the news release dated February 14, 2017, regarding quarterly interim results, including the comparative unaudited financial statements and management’s discussion and analysis, of Merus for the three months ended

viii)

quarterly interim reports, including the comparative unaudited financial statements and management’s discussion and analysis related thereto, for the three months ended March 31, 2017 and 2016, December 31, 2016 and 2015, and June 30, 2016 and 2015;

ix)	Merus’ credit agreement dated February 1 2016 (First Amended and Restated Credit Agreement) and subsequent amendments and restatements;

x)	certain data room materials and information provided by Merus to various interested parties performing their due diligence exercise;

xi)	public information relating to the business, operations, financial condition, equity trading history of Merus and other selected comparable companies, to the extent deemed generally relevant by us;

xii)

selected relevant reports published by equity research analysts at various firms and industry sources regarding the pharmaceutical industry and other public entities, to the extent deemed generally relevant by us;

xiii)	information with respect to selected comparable companies, to the extent deemed generally relevant by us;

xiv)	information with respect to selected comparable transactions, to the extent deemed generally relevant by us;

xv)	expressions of interest received from interested parties, of which we are aware;

xvi)	discussions with Merus’ external counsel with respect to various matters relating to Merus and the Proposed Transaction; and

xvii)	such other corporate, industry, and financial market information, investigations, and analyses as Rothschild considered necessary or appropriate in the circumstances.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a valuation or appraisal of any of the assets or liabilities of Merus, or any of its affiliates, and our Opinion should not be construed as such. In addition, this Opinion is not, and should not be construed as, advice as to the price at which the securities of Merus may trade at any future date. Furthermore, Rothschild has not been engaged to review any legal, tax or accounting aspects of the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information including documents which have been provided to us and which have been prepared by or for Merus, data, advice, opinions and representations obtained by us from public sources, or provided to us by Merus, or its affiliates or advisors, or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to verify and have not attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of Merus in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of Merus and the report of the auditors thereon and the interim financial statements of Merus.

With your consent, we have used and relied upon the Projections for purposes of our Opinion. In relying on the Projections, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of Merus, taking into account the business plans, financial condition and prospects of Merus. In addition, we have been advised and have assumed at your direction and with your consent that the Projections, including the adjustments to Merus management’s base business plan arising from the due diligence process undertaken in connection with the Proposed Transaction, have been validated by Merus and represent the best available estimates and judgments of the management of Merus as to the future financial performance of Merus. We have also assumed with your consent that the Projections will be achieved at the times and in the amounts projected. We have not independently verified (nor have we been asked to do so) the Projections, nor have we constructed any independent financial models to confirm the Projections.

Furthermore, we are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for such purposes.

We have assumed that the transactions contemplated by the Agreement will be consummated as contemplated in the Agreement without any waiver or amendment of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Proposed Transaction, no material delays, limitations, conditions or restrictions will be imposed. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement reviewed by us.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Merus as they are reflected in the information referred to under Scope of Review above, and as they were represented to us by Merus and its respective affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Our Opinion is limited to the fairness, from a financial point of view, to the holders of the Company’s common shares of the Consideration to be received by such holders pursuant to the Agreement.

Our Opinion is being provided solely to the Board of Directors and the Special Committee for its exclusive use only in considering the Proposed Transaction.

Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors and the Special Committee as to whether they should approve the Arrangement Agreement nor as a recommendation to any Merus Shareholder as to how to vote or act at the Merus Special Meeting or as an opinion concerning the trading price or value of any securities of Merus following the announcement or completion of the Proposed Transaction.

In addition, the Board of Directors has not asked us to address, and our Opinion does not address, (i) the fairness to, or any other consideration of, the holders of any class of securities (other than holders of the Company’s common shares and then only to the extent expressly set forth herein) or creditors or other constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration pursuant to the Agreement or otherwise.

Rothschild has based its Opinion upon a variety of factors. Accordingly, Rothschild believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process, and is not necessarily susceptible to partial analysis or summary description, and any partial analysis or summary could lead to undue emphasis on any particular factor or analysis. The Opinion should be read in its entirety.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Approach to Fairness and Analysis

Rothschild performed various analyses in connection with rendering the Opinion. In arriving at our conclusion, we did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgements on the basis of our experience in rendering such opinions and on the information presented as a whole.

In considering the fairness, from a financial point of view, to the holders of Merus’ common shares of the Consideration to be received by such shareholders pursuant to the Proposed Transaction, we compared the value of the Consideration to a range of indicative values for such common shares. To determine a range of indicative values for such common shares, we considered the following methodologies: (i) discounted cash flow (“DCF”); (ii) precedent transactions; and (iii) comparable company trading analysis.

Discounted Cash Flow Analysis

The DCF methodology is a calculation of the present value of Merus’ projected future cash flows (as provided by the Projections) to determine a range of indicative values for the common shares. It involved discounting the Merus’ future cash flows (as provided by the Projections) at discount rates Rothschild determined reasonable. A terminal value was also calculated by applying a terminal growth rate under the Gordon Growth Model methodology to Merus’ terminal cash flow with the resulting terminal value being discounted at the same discount rates used for the annual net cash flows. As part of the DCF methodology, Rothschild performed sensitivity analyses on the key factors considered to be primary drivers of the DCF methodology.

Comparable Company Trading Analysis

Rothschild reviewed publicly available information for selected publicly listed entities we considered generally relevant and applied a range of EV/EBITDA multiples Rothschild considered appropriate in the circumstances to Merus’ projection of 2017 EBITDA (as provided by the Projections) to obtain a range of indicative values for the Merus common shares.

Precedent Transactions Analysis

Rothschild reviewed publicly available information for selected transactions involving entities in the pharmaceutical sector we considered generally relevant and derived a range of EV/EBITDA multiples for transactions Rothschild considered appropriate in the circumstances. Rothschild applied this range of multiples to the Merus management 2017 EBITDA projection (as provided by the Projections) to obtain a range of indicative values for the common shares.

Opinion

Based upon and subject to the foregoing, Rothschild is of the opinion that, as of the date hereof, the Consideration to be received by the holders of Merus’ common shares in the Proposed Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Yours very truly,

“Rothschild (Canada) Inc.” (signed)

APPENDIX E

CLARUS FAIRNESS OPINION

PERSONAL AND CONFIDENTIAL

May 10, 2017

The Special Committee of the Board of Directors (the “Special Committee”)
and the Board of Directors
Merus Labs International Inc.
100 Wellington Street West, Suite 2110
Toronto, ON
M5K 1H1

Dear Special Committee and Board of Directors:

RE:                 FAIRNESS OPINION

1.                    INTRODUCTION

1.1                  The Transaction

Clarus Securities Inc., (“Clarus” or “we” or “us” or “our”) understands that Merus Labs International Inc. (“Merus” or the “Company”) is contemplating an arrangement agreement to be dated May 11, 2017 (the “Proposed Transaction”) that includes, among other things, the acquisition by Norgine B.V. (“Norgine”) of all of the issued and outstanding common shares of Merus (the “Merus Shares”).

We understand that, under the terms of the Proposed Transaction, the holders of the Merus Shares will receive cash consideration consisting of C$1.65 per Merus Share.

We understand that the following Merus securities are issued and outstanding:

(a)	117,355,148 Merus Shares;

(b)	6,598,500 options to acquire one Merus Share for each option held (the “Merus Options”);

(c)	756,701 performance share units (the “Merus PSUs”) convertible into one Merus Share for each Merus PSU held; and

(d)

10,000 Series A convertible preferred shares (the “Merus Preferred Shares”), issued for $10,000,000, convertible at any time at the option of the holder into Merus Shares at a conversion price of C$2.20 per Merus Share. The Merus Preferred Shares pay a dividend of 8% per annum, subject to adjustment if Merus does not redeem the Merus Preferred Shares after October 31, 2019. The Merus Preferred Shares are redeemable for a redemption price equal to C$1,050 per Merus Preferred Share plus all accrued and unpaid dividends thereon (whether or not earned or declined) to, but excluding the redemption date, without interest (the “Redemption Amount”) (i) at the option of the Company at any time after October 31, 2019, or (ii) at any time within 120 days after a change of control.

We further understand that:

(a)

the Merus Options that are not exercised prior to the effective time of the Proposed Transaction and have an exercise price of less than C$1.65 per Merus Share shall be surrendered by the holder thereof to Merus in exchange for a cash payment (net of any applicable withholdings) equal to the consideration of C$1.65 per Merus Share less the applicable exercise price of the Merus Option, multiplied by the number of Merus Shares subject to the Merus Option;

(b)

each Merus PSU that is outstanding at the effective time of the Proposed Transaction whether vested or unvested, shall be surrendered by the holder thereof to Merus in exchange for a cash payment (net of any applicable withholdings) equal to the number of Merus Shares subject to the Merus PSU immediately prior to the effective time of the Proposed Transaction multiplied by C$1.65; and

(c)	Norgine has agreed to cause the Company to redeem all of the Merus Preferred Shares for cash consideration per Merus Preferred Share equal to the Redemption Amount.

We understand that the Proposed Transaction will be affected by way of a plan of arrangement under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”). As such, we understand that the Proposed Transaction will require the approval of the Supreme Court of British Columbia. We further understand that the Proposed Transaction will be conditional upon, among other things, approval by a two-thirds majority of the votes cast by holders of Merus Shares represented in person or by proxy at a special meeting (the “Special Meeting”) of Merus’ shareholders to be held to consider the Proposed Transaction. We also understand that the terms of the Proposed Transaction will be described in a management information and proxy circular (the “Circular”) which will be prepared by Merus and mailed to its shareholders in connection with the Special Meeting.

We understand further that Merus’ board of directors (the “Board of Directors”) has appointed a special committee of independent directors (the “Special Committee”) to consider and evaluate the terms of the Proposed Transaction and to report thereon to the Board of Directors.

We understand that, at the request of the Board of Directors and the Special Committee, Merus retained Clarus to provide the Board of Directors and the Special Committee with a written opinion in regards to whether the consideration offered by Norgine to Merus’ shareholders is fair, from a financial point of view, to the current holders of Merus’ shares (the “Fairness Opinion”).

The services provided by Clarus have been provided solely under the supervision and direction of the Special Committee.

In connection with the Special Committee’s assessment of whether Clarus is independent in regard to the preparation and delivery of this Fairness Opinion, Clarus confirms that it:

(a)	is not an insider, associate or affiliate of Norgine or Merus;

(b)	is not acting as a financial advisor to Norgine or Merus in connection with the Proposed Transaction, other than in connection with the Fairness Opinion;

(c)	does not have any material financial interest in the completion of the Proposed Transaction;

(d)	will not receive a success fee in connection with providing the Fairness Opinion in connection with the Proposed Transaction; and

(e)	will not act as a manager or co-manager of any soliciting dealer group formed or retained by Norgine in connection with the Proposed Transaction.

1.2                  Independence

Neither Clarus, nor any of its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Norgine, Merus or any of their respective associates or affiliates (collectively the “Interested Parties”). Except as a financial advisor in regard to this Fairness Opinion, neither Clarus nor any of its associates or affiliates is an advisor to any of the Interested Parties with respect to the Proposed Transaction.

Clarus has not, in the 24-month period preceding this engagement, been engaged to provide any evaluation, appraisal or financial advisory services nor has it participated in any financing or had a material interest in any transaction involving any Interested Party, except that Clarus acted as co-lead underwriter in Merus’ bought deal private placement subscription receipt financing which closed on March 1, 2016 and involved gross proceeds to Merus of $27,075,000.

Clarus has had no role in developing the terms of the Proposed Transaction.

The fees paid to Clarus in connection with this matter are not contingent on the conclusions reached in this Fairness Opinion, or upon the outcome of the Proposed Transaction.

Clarus acts as an investment dealer and trades, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, Clarus conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Interested Parties.

Having reviewed and considered all the circumstances, Clarus believes that it is independent from the Interested Parties in regard to the preparation and delivery of this Fairness Opinion.

1.3                  Credentials

Clarus is a Toronto-based investment dealer and a member of the Investment Industry Regulatory Organization of Canada (“IIROC”), the Toronto Stock Exchange (“TSX”) and the TSX Venture Exchange (“TSXV”). Clarus has operations in a broad range of investment banking activities, including corporate finance and advisory, institutional equity sales and trading, and equity research. Clarus has participated in a significant number of transactions involving the financing and advisory of publicly traded life sciences companies since the commencement of Clarus’ operations began in 2003. In this period of time, Clarus has prepared numerous fairness opinions in connection with both friendly and hostile change of control transactions, and published research on a wide range of pharmaceutical life sciences companies which involved a detailed valuation and investment analysis of each issuer.

The principal author of this report by Clarus, Robert Orviss, has over 23 years of capital markets experience with a specific focus on advisory and financing of small to medium sized capitalization pharmaceutical companies. He is a member of the Toronto Society of Financial Analysts (CFA Society), and has held the Chartered Financial Analyst (CFA) designation since September 2000.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Fairness Opinions of IIROC (specifically, IIROC Rules 29.14 to 29.24), but IIROC has not been involved in the preparation or review of this Fairness Opinion.

1.4                  Engagement Timing and Financial Terms

Clarus was engaged pursuant to an engagement agreement dated as at May 8, 2017 (the “Engagement Agreement”). Pursuant to the terms of the Engagement Agreement, Clarus is to provide the Board of Directors and the Special Committee with this Fairness Opinion. The terms of the Engagement Agreement also provide that Clarus will: (i) be paid a work fee of C$30,000 payable upon the execution of the Engagement Agreement; (ii) will receive a completion fee of C$120,000 upon completion or delivery to the Special Committee and the Board of Directors of the Fairness Opinion; and (iii) will be reimbursed for its reasonable expenses.

Subject to the terms of the Engagement Agreement, Clarus consents to the inclusion of the Fairness Opinion in the Circular, with a summary thereof, in a form acceptable to Clarus, and to the filing thereof by Merus with the applicable Canadian securities regulatory authorities.

1.5                  Prior Fairness And Valuation Opinions

Merus has informed Clarus that no other fairness or valuation opinions, other than that prepared by Rothschild (Canada) Inc., have been prepared by independent parties other than Clarus with respect to the fairness, from a financial point of view, of the Proposed Transaction.

2.                    SCOPE OF REVIEW

In connection with the Fairness Opinion, Clarus reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	a draft of the arrangement agreement between Merus and Norgine dated May 10, 2017 (the “Arrangement Agreement”);

2.	drafts of the Voting and Support Agreements between Norgine and the supporting shareholders, each dated May 10, 2017;

3.	audited financial statements of Merus and management’s discussion and analysis related thereto, for the fiscal years ended September 30, 2016 and 2015;

4.	quarterly interim report of Merus, including the unaudited financial statements and management’s discussion and analysis related thereto, for the three months ended December 31, 2016 and 2015;

5.	draft quarterly interim report of Merus, including the unaudited financial statements and management’s discussion and analysis related thereto, for the six months ended March 31, 2017 and 2016;

6.	an investor presentation prepared by Merus, dated Winter 2017;

7.	the Merus management information circular dated February 15, 2017;

8.	the Merus annual information form for the year ended September 30, 2016;

9.	the Merus annual information form for the year ended September 30, 2015 and comparative audited financial statements and management’s discussion and analysis for the same period;

10.	the Merus annual information form for the year ended September 30, 2014 and comparative audited financial statements and management’s discussion and analysis for the same period;

11.	a Merus news release dated December 20, 2011;

12.	a Merus news release dated July 11, 2014;

13.

certain internal financial, operational, corporate and other information with respect to Merus that was prepared or provided by the management of Merus, including internal operating and financial projections prepared by the management of Merus;

14.	discussions with management of Merus regarding past and current operations, and financial conditions and prospects of Merus;

15.	publicly available information regarding the business, financial conditions, and operations of the company;

16.	publicly available information with respect to other transactions of a comparable nature considered by us to be relevant, obtained through Bloomberg, FactSet, and Thompson Reuters;

17.	selected public market trading statistics of the company, and other entities considered by us to be relevant;

18.	select relevant research reports published by equity research analysts regarding Merus, and other entities considered by us to be relevant;

19.	select relevant reports published by equity research analysts and industry sources regarding other comparable publicly-traded entities; and

20.	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

Clarus has not, to the best of its knowledge, been denied access by Merus to any information requested by Clarus.

3.                    RELEVANT COMPANY INFORMATION

3.1                  Merus – Corporate Status and Brief History

Merus Labs International Inc. is a specialty pharmaceuticals company which acquires and licenses pharmaceutical products that have been divested by large pharmaceutical companies. Niche branded products are re-launched with marketing and promotion to re-invigorate sales. Merus amalgamated with Envoy Capital Group on December 20, 2011.

3.2                  Business Strategy

Merus’ business model focuses on acquiring existing profitable “under-promoted” legacy pharmaceutical products and licensing-in of other pharmaceutical products. Merus then develops and implements a strong sales and marketing plan to grow sales and market share of the products. Merus contracts out manufacturing, sales, and distribution. Merus targets opportunistic acquisitions of products that have annual sales of less than US$50MM. Merus’ geographic focus is products sold in Canada, the US, and selectively in Europe.

3.3                  Management

The Company’s Management is comprised of the following individuals whose experience and responsibilities are described below:

(a)	Barry Fishman – Chief Executive Officer

Mr. Fishman has over 30 years of experience in the pharmaceutical industry and is the former CEO of Teva Canada. During his tenure at Teva Canada, Mr. Fishman executed a growth plan that resulted in a five-fold increase in revenue through acquisitions and organic growth. Mr. Fishman is also the past Chair of the Canadian Generic Manufacturers Association. Previously, as CEO of Taro Canada, Mr. Fishman tripled sales through organic growth and market expansion in the form of a new private label division and the establishment of a newly branded dermatology business. He began his pharmaceutical career at Eli Lilly, where he advanced through several cross-functional leadership roles, including Vice President of Marketing.

(b)	Dr. Michael Bumby – Chief Financial Officer

Dr. Bumby was most recently the CFO of Acerus Pharmaceuticals Inc., a Canadian-based pharmaceutical company involved in R&D and product commercialization. Prior to that, he was CFO for Antibe Therapeutics Inc., a Canadian-based biotechnology company which he assisted in taking public through an IPO. Dr. Bumby had a diverse 14 year career at Eli Lilly, including Corporate Finance and Investment Banking at Lilly’s global headquarters in Indianapolis leading international M&A and business development activities for early and late stage assets, and regional CFO for Lilly’s Czech and Slovak subsidiaries based in Prague. He holds a Doctor of Veterinary Medicine from the University of Guelph and an MBA from the University of Toronto.

(c)	Frank Rotmann – VP and Head of European Operations

Mr. Rotmann joined Merus Labs in May 2015 as Vice President and Head of European Operations. He has over 20 years of experience in the pharmaceutical industry most recently as VP for Central Eastern Europe for Takeda Pharmaceuticals. Previously, Mr. Rotmann held both country and regional responsibilities with full P&L accountability and a strong record of transforming businesses to profitable growth. He has also held European and US-based leadership roles at Eli Lilly, Sanofi, Altana and Nycomed. Mr. Rotmann has a Master of Business and Engineering degree from the Karlsruhe Institute of Technology (KIT) in Germany.

(d)	Geoff Morrow – VP, Business Development

Mr. Morrow leads all Business Development activities for International regions and Canada. Mr. Morrow has over 15 years of extensive International, US and Canadian Pharmaceutical experience in both commercial operations and business development arenas. He started his career with Astra Zeneca and held both marketing and sales leadership roles. Mr. Morrow has held roles with Astellas Canada as Director Corporate Planning and Business Development and Eli Lilly in several capacities including Marketing Team Leader and Global Marketing. In addition to his corporate experience, he has been on both industry advisory boards for Canada’s Research-Based Pharmaceutical Companies and the Canadian Urological Association. Mr. Morrow has a Bachelor's Degree from the University of Guelph in Business Management and Economics.

(e)	Frank Fokkinga – VP, Global Regulatory Affairs, Quality and Compliance

Mr. Fokkinga has over 30 years of pharmaceutical experience in regulatory affairs, global market research, business development and market access. Mr. Fokkinga has a proven history of success with gaining product approval and market access across Europe in a variety of therapeutic categories. Mr. Fokkinga previously served as Vice President, International Regulatory Affairs at Takeda Pharmaceuticals. He also progressed through a variety of leadership roles at Genzyme (now part of Sanofi) and Organon (now part of Merck).

4.                    APPROACHES TO FAIRNESS

Clarus performed various analyses in connection with rendering the Fairness Opinion. In arriving at our conclusion, we did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgements on the basis of our experience in rendering such opinions and on the information presented as a whole.

In considering the fairness, from a financial point of view, of the Proposed Transaction to the shareholders of Merus, Clarus considered a number of methodologies and approaches commonly used to value business interests. In the context of this Fairness Opinion, Clarus considered the following methodologies: (i) precedent change of control premiums on share price analysis; (ii) precedent change of control earnings multiple analysis; and (iii) discounted cash flow analysis (“DCF”).

Clarus considered a number of net assets approaches, but these were deemed to be more relevant in determining liquidation value for companies which were not going concerns and for which the primary driver of value is their assets. There is also absence of a transparent or precise market for the assets of Merus, and no certainty that these assets could be disposed of for realization of their full value.

Precedent Change of Control Premiums on Share Price Analysis

Clarus reviewed publicly available information for selected transactions involving all-cash considerations and entities with market capitalizations in the range of C$50MM to C$500MM and derived a range of premiums for transactions Clarus considered appropriate in the circumstances. Clarus observed an average change of control premium of 39% above the last observed trading price prior to deal announcement. Clarus also observed an average change of control premium of 39% above the 10-day volume weighted average price prior to deal announcement. Clarus then compared this range of premiums to the 63% premium implied by the Proposed Transaction over the closing price of Merus’ Shares on May 10, 2017. Clarus also compared this range of premiums to the 54% premium implied by the Proposed Transaction over the 10-day volume weighted average price of Merus’ Shares as of May 10, 2017.

Precedent Change of Control Earnings Multiple Analysis

Clarus reviewed publicly available information for selected transactions involving entities in the pharmaceutical sector with market capitalizations in the range of C$50 to C$500MM and derived a range of Enterprise Value to EBITDA (“EV/EBITDA”) and Price/Sales multiples for transactions Clarus considered appropriate in the circumstances. For these transactions, Clarus observed a median EV/EBITDA multiple of 5.3 times and an average EV/EBITDA multiple of 9.9 times and a median Price/Sales multiple of 1.5 times and an average Price/Sales multiple of 4.9 times. Clarus then compared these multiples to projections for Merus of 2017 EV/EBITDA and Price/Sales multiples of 5.4 times and 1.9 times, respectively.

Discounted Cash Flow Analysis

The DCF analysis looks at the present value of Merus’ projected future cash flows (assuming steady state operations) to determine a range of implied values for the Merus Shares. The analysis involved discounting Merus’ future cash flows at discount rates Clarus determined reasonable. These discount rates ranged from 10.7% to 12.7% . A terminal value was also calculated by applying a terminal growth rate under the Gordon Perpetuity Growth methodology to Merus’ terminal cash flow. The resulting terminal value was then discounted using the same discount rates used for the annual cash flows. In conjunction with the above DCF analysis, Clarus performed sensitivity analyses on key factors considered to be primary drivers of the DCF methodology. Clarus observed an implied range of values from C$1.45 per Merus Share to C$2.08 per Merus Share. Clarus also noted that at Merus’ WACC as of December 31, 2016, the implied values ranged from $1.585 per Merus Share to $1.882 per Merus Share.

Fairness Considerations

The assessment of fairness, from a financial point of view, of the consideration under a transaction must be determined in the context of the particular transaction. Clarus based its conclusion that the consideration offered to Merus’ shareholders pursuant to the Proposed Transaction is fair, from a financial point of view, upon a number of quantitative and qualitative factors including, but not limited to:

a)

the consideration payable for each Merus Share pursuant to the Proposed Transaction represents a significant premium to the 1-day closing price as well as the 10-day volume weighted average price on the TSX as of May 10, 2017;

b)	the consideration payable for each Merus Share pursuant to the Proposed Transaction is within the observed range derived from our analyses using precedent change of control earnings multiple analysis;

c)	the consideration payable for each Merus Share pursuant to the Proposed Transaction is within the observed range derived from our analyses using DCF analysis; and

d)	other factors or analyses, which we have judged, based on our experience rendering such opinions, to be relevant.

5.                    ASSUMPTIONS AND LIMITATIONS

This Fairness Opinion is meant solely to provide an indication of fairness, from a financial point of view, of the Proposed Transaction to the shareholders of Merus for the purposes outlined in Section 1 “Introduction” herein. This Fairness Opinion is subject to the assumptions, explanations and limitations set forth below and noted throughout this opinion. In addition, it should be noted that, Clarus was not requested to consider or solicit potential alternatives to the Proposed Transaction. In forming our conclusion as to the fairness, from a financial point of view, of the Proposed Transaction to the shareholders of Merus, we assumed, in addition to the various assumptions noted throughout this report, that:

  there has been no material change in Merus’ financial position, operations, or outlook as of the date of this opinion;

  all material governmental, regulatory, and other approvals and consents necessary for completion of the Proposed Transaction will be obtained without any material adverse effect on Merus;

  the Proposed Transaction will be completed substantially in accordance with the terms set forth in the Arrangement Agreement reviewed by us and in compliance with all applicable laws; and

  there are no additional significant factors of the Proposed Transaction which would have material impact upon Merus, as of the date of this report, that we have not considered in arriving at our conclusions as noted in this report.

With Merus’ permission and as provided in the Engagement Agreement, Clarus has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Merus or their advisors or otherwise obtained pursuant to our engagement, and this Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. Clarus has not been requested or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. With respect to any forecast, projection, budget or other future-oriented financial information provided to us and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been prepared using assumptions, estimates and judgments which were reasonable on the date such future-oriented financial information was prepared, having regard to Merus’ industry, business, financial condition, plans and prospects. Without limiting the foregoing, we have not met with Merus’ independent auditors. We have relied upon and assumed the accuracy and fair presentation of the financial statements of Merus.

Merus has represented to Clarus in an officer’s certificate delivered as at the date hereof, among other things, that the information, data and other material (financial and otherwise) provided to us by Merus or their representatives, including the written information and discussions referred to above in Section 2 “Scope of Review” (collectively, the “Information”) was, at the date the Information was provided to Clarus, and is, complete, true and correct in all material respects, and, to the best of Merus’ knowledge, did not and does not contain any untrue statement of a material fact in respect of Merus and its subsidiaries or the Proposed Transaction and did not and does not omit to state a material fact in relation to Merus and its subsidiaries or the Proposed Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was presented and that, since the dates on which the Information was provided to us and to the best of Merus’ knowledge, there has been no material change in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Merus and its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

We are not legal, tax or accounting experts and make no representation as to the adequacy or the appropriateness of this letter for your purposes and express no view as to the legal, tax or accounting aspects of the Proposed Transaction.

This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Merus as they are reflected in the Information and as they were represented to us in our discussions with management of Merus. In our analyses and in connection with the preparation of this Fairness Opinion, we made numerous assumptions with respect to industry performance, currency exchange rates, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

This Fairness Opinion has been provided to the Board of Directors and the Special Committee for its use in considering the Proposed Transaction and may not be relied upon by any other person, used for any other purpose or published without the prior written consent of Clarus. This Fairness Opinion is not to be construed as a recommendation to any holder of securities of Merus as to how to vote at any meeting to approve the Proposed Transaction. This Fairness Opinion also does not constitute a recommendation to a potential purchaser of Merus Shares or financier of the Company as to whether or not they should acquire Merus Shares or provide financing to the Company prior to the completion of the Proposed Transaction and this Fairness Opinion should not be relied upon by any shareholder or financier as such a recommendation. Other than the Fairness Opinion, Clarus expresses no opinion with respect to any aspect of the Proposed Transaction other than as expressly provided herein.

This Fairness Opinion is given as of the date hereof and, although we reserve the right to change, withdraw or supplement the Fairness Opinion we learn that any of the Information that we relied upon in preparing the Fairness Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change, withdraw or supplement the Fairness Opinion, to advise any person of any change that may come to our attention or to update the Fairness Opinion after today.

The preparation of a Fairness Opinion is a complex process and its respective components cannot be viewed in isolation. Reading selected portions of this report, without considering all of its sections and appendixes together, could result in the misinterpretation of comments and analysis concerning the fairness, from a financial point of view, of the Proposed Transaction.

6.                     CONCLUSION

Based upon and subject to the foregoing and such other matters as Clarus considered relevant, it is Clarus’ opinion that, as of the date hereof, the Proposed Transaction is fair, from a financial point of view, to the shareholders of Merus.

Yours truly,

“Clarus Securities Inc.” (signed)

APPENDIX F

INTERIM ORDER

F-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

JUN 0 1 2017

ENTERED

NO. VLC-S-S-175070
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

MERUS LABS INTERNATIONAL INC.

PETITIONER

# ORDER MADE AFTER APPLICATION (INTERIM ORDER)

| | | |
|---|---|---|
| BEFORE | ) MASTER VOS | ) THURSDAY, THE 1st DAY OF JUNE 2017 |

THIS WITHOUT NOTICE APPLICATION of the Petitioner, Merus Labs International Inc. ("Merus"), for an order made after application (the "Interim Order") pursuant to its Petition filed on May 31, 2017 coming on for hearing at Vancouver, British Columbia on June 1, 2017, AND ON HEARING Andrew Gray, counsel for Merus, AND UPON READING the Petition herein and the Affidavit of Barry Fishman sworn May 29, 2017 (the "Fishman Affidavit") and filed herein;

**THIS COURT ORDERS THAT:**

**Definitions**

1. As used in this Interim Order, unless otherwise defined, all capitalized terms shall have the respective meanings ascribed to them in the draft Management Information Circular (the "Circular") attached as Exhibit "A" to the Fishman Affidavit.

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**The Company Meeting**

2. Merus is authorized to call, hold and conduct the special Company Meeting of the holders ("Common Shareholders") of the common shares of Merus (the "Common Shares") on July 10, 2017 (the "Company Meeting") for the Common Shareholders to consider, and if deemed advisable, to pass, with or without variation, the Arrangement Resolution in the form attached as Appendix B to the Circular, and to authorize, approve and adopt the Arrangement in substantially the same form as the Plan of Arrangement attached as Appendix C to the Circular, and to transact such other business as may properly come before the Company Meeting or any adjournment thereof.

3. The Company Meeting shall be called, held and conducted in accordance with the notice of the Company Meeting, the Circular, the *Business Corporations Act* (British Columbia), SBC 2002 c57, and amendments thereto (the "BCBCA") and the articles and by-laws of Merus, subject to the terms of this Interim Order or any further order of this Court, and the rulings and directions of the Chair of the Company Meeting, such rulings and directions not to be inconsistent with this Interim Order.

4. The Chair of the Company Meeting shall be Michael Cloutier, and he is at liberty to call on such assistance of legal counsel to Merus at any time as the Chair may deem necessary or appropriate.

**Adjournments and Postponements**

5. Notwithstanding the BCBCA, and subject to the terms of the Arrangement Agreement, Merus, if it deems advisable, is specifically authorized to adjourn or postpone the Company Meeting on one or more occasions, without the necessity of first convening the Company Meeting or first obtaining any vote respecting the adjournment or postponement, and without the approval of the Court. Notice of any adjournments or postponements shall be given by such method as Merus may determine is appropriate in the circumstances, including by press release, news release, newspaper advertisement or by notice by one of the methods specified in paragraph 10 of this Interim Order.

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6. The Record Date (as defined in paragraph 8 below) shall not change in respect of adjournments or postponements of the Company Meeting.

**Amendments**

7. Prior to the Company Meeting, and subject to the Arrangement Agreement, Merus is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine without any additional notice, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Company Meeting and the subject of the Arrangement Resolution.

**Record Date**

8. The record date for determining the Common Shareholders entitled to receive notice of, attend and vote at the Company Meeting shall be June 1, 2017 (the "Record Date"), or such other date as the Board of Directors (the "Board') may determine, and as disclosed in the Circular and form of proxy (collectively referred to, together with the letter of transmittal, as the "Company Meeting Materials").

**Notice of the Company Meeting**

9. The Circular is hereby deemed to represent sufficient and adequate disclosure.

10. The Company Meeting Materials, comprising the Circular, form of proxy and letter of transmittal, in substantially the same form attached as Exhibits "A", "B" and "C" to the Fishman Affidavit (subject to the ability of Merus to change dates and make amendments or provide such additional communications or documents thereto as counsel for Merus may advise are necessary or desirable, provided that such changes, amendments, communications or documents are not inconsistent with the terms of this Interim Order and the Arrangement Agreement) shall be distributed, as required, not later than twenty-one days prior to the Company Meeting as follows:

(a) in the case of the Registered Shareholders, by prepaid ordinary mail, by expedited parcel post, by email or by facsimile, by courier or by delivery in person,

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addressed to each such holder at his, her or its address, as shown on the books and records of Merus as of the Record Date;

(b) in the case of non-Registered Shareholders, Common Shareholders by providing sufficient copies of the Company Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; or

(c) in the case of the directors and auditors of Merus, by pre-paid ordinary mail, by expedited parcel post, by email or by facsimile, by courier, or by delivery in person, addressed to the individual directors and the auditors;

and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Company Meeting.

11. The accidental failure or omission to give notice of the Company Meeting, or distribute the Company Meeting Materials in accordance with paragraph 10 above, or the non-receipt of such notice of the Company Meeting Materials or any failure or omission to give notice as a result of events beyond the reasonable control of Merus, shall not constitute a breach of this Interim Order or a defect in the calling of the Company Meeting, or invalidate any resolution passed or proceedings taken at the Company Meeting. If any such failure or omission is brought to the attention of Merus, then it shall use its reasonable best efforts to rectify it by the method and in the time most practicable in the circumstances.

12. A copy of the Circular, containing the Notice of Application for Final Order and any Interim Order (the "Court Materials"), shall be delivered to holders of Company Options and Company PSUs by sending a copy to them by prepaid ordinary mail, by expedited parcel post, by email or by facsimile, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Merus as of the Record Date.

13. No other form of service of the Company Meeting Materials or Court Materials or any portion thereof need be made or notice given or other material served in respect of these proceedings or the Company Meeting, except as may be directed by a further order of this Court.

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**Deemed Receipt of Notice**

14. The Company Meeting Materials and the Court Materials shall be deemed to have been received (i) in the case of mailing, the day following the date of mailing (excepting Sundays and holidays), (ii) in the case of delivery in person, by courier or by expedited parcel post, upon receipt at the intended recipient's address, and (iii) in the case of email or facsimile, when the email or facsimile message is delivered effectively.

**Updating Company Meeting Materials and Court Materials**

15. Notice of any amendments, updates or supplement to any of the information provided in the Company Meeting Materials or Court Materials may be communicated by press release, news release, newspaper advertisement or by notice sent by any of the means set forth in paragraph 10 herein, as determined by the Board.

**Quorum and Voting**

16. The quorum for the Company Meeting shall be the presence, in person or by proxy, a minimum of two persons together holding at least 25% of the issued and outstanding Common Shares and entitled to vote at the Company Meeting. If a quorum is present at the opening of the Company Meeting, the Common Shareholders present or represented by proxy may proceed with the business of the Company Meeting notwithstanding that a quorum is not present throughout the Company Meeting. If a quorum is not present at the opening of the Company Meeting, the Company Meeting may be adjourned to a fixed time and place but no other business may be transacted at such Company Meeting.

17. The vote required to pass the Arrangement Resolution shall be the affirmative vote of at least two-thirds of votes cast by Common Shareholders present in person or represented by proxy at the Company Meeting and entitled to vote on such resolution.

18. The vote required to transact any other business that shall come before the Company Meeting shall be the affirmative vote of a majority of votes cast by Common Shareholders present in person or represented by proxy at the Company Meeting and entitled to vote on such business.

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19. The votes taken at the Company Meeting shall be taken on the basis that each Shareholder as of the Record Date will have one vote for each Common Share held as of the Record Date. Spoiled votes will be deemed not to have been cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. The vote required to pass the Arrangement Resolution shall be sufficient to authorise and direct Merus to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement without the necessity of any further approval by the Registered Shareholders.

**Permitted Attendees**

21. The only persons entitled to attend or speak at the Company Meeting shall be: (i) the Registered Shareholders or their respective proxyholders; (ii) holders of Company Options and Company PSUs; (iii) the officers, directors, auditors and advisors of Merus; (iv) representatives and advisors to Norgine B.V. ("Norgine"); and (v) other persons who may receive the permission of the Chair of the Company Meeting. The only persons entitled to be represented and to vote at the Company Meeting shall be the Registered Shareholders as of the Record Date, or their respective proxyholders.

**Solicitation of Proxies**

22. Merus is authorized to use the form of proxy in substantially the same form attached as Exhibit "B" to the Fishman Affidavit. Subject to the Arrangement Agreement, Merus: (i) is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine; and, (ii) may waive, in its discretion, the time limits for the deposit of proxies if it deems it advisable to do so.

23. The procedure for the use of proxies at the Company Meeting shall be set out in the Circular

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**Dissent Rights**

24. Registered Shareholders shall be permitted to exercise Dissent Rights in accordance with the BCBCA, as modified by this Interim Order and the Plan of Arrangement. In order to exercise Dissent Rights, Registered Shareholders must deliver Notices of Dissent to Merus no later than 10:00 a.m. (Toronto time) at least two Business Days before the Company Meeting or any date to which the Company Meeting may be adjourned or postponed at the address for delivery set out in the Circular in the section entitled "Information Concerning the Meeting – Dissenting Shareholders' Rights".

25. The Common Shares of those Common Shareholders who validly exercise Dissent Rights, and who are ultimately entitled to be paid fair value for those securities, will be deemed to be transferred to Norgine on the Effective Date in accordance with the Plan of Arrangement.

**Application for the Final Order**

26. Following approval of the Arrangement Resolution by Common Shareholders in the manner set forth in paragraph 17 of this Interim Order, Merus may apply to this Court for the Final Order approving the Arrangement on the basis that the terms and conditions of the Arrangement are fair and reasonable to Merus and to Common Shareholders, and declaring that the Arrangement shall be binding on the Petitioner, the Securitholders of Merus, and Norgine upon taking effect pursuant to the BCBCA.

27. The Petitioner is at liberty to proceed with the application for the Final Order at 9:45 a.m. on July 12, 2017 or so soon thereafter as it may be adjourned to, and shall be heard at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or at such other date and time as the Petitioner may determine or this Court may direct.

28. The form of Notice of Hearing of Petition for Final Order attached to the Circular as Appendix G is hereby approved as the form of notice for the hearing of the application for the Final Order.

29. Any Shareholder or other person seeking to appear at the hearing of the application for the Final Order shall, by or before 4:00 p.m. (Vancouver time) on July 7, 2017:

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(a) file a Response to Petition in the form prescribed by the BC Supreme Court Civil Rules, and any other materials, with this Court; and

(b) deliver the Response to Petition and any other materials to be relied on to the Petitioner's solicitors at:

Attention: Andrew Gray

30. Sending the Notice of Application for Final Order and this Interim Order in accordance with paragraphs 10 and 12 of this Interim Order shall constitute good and sufficient service of the within proceeding and no other form of service need be made and no other material need be served on any person in respect of these proceedings and that service of the Petition and affidavits in support thereof is dispensed with. Merus shall be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner set out in paragraphs 10 and 12.

31. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Merus and any persons who have delivered a Response to Petition in accordance with this Interim Order.

32. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need be served and provided with notice of the adjourned hearing date.

**Precedence; Variance**

33. To the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order between this Interim Order and the terms of any instrument creating, governing or collateral to the Common Shares, Company Options or the articles or by-laws of Merus, this Interim Order shall govern.

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34. Merus shall be entitled, at any time, to apply to vary this Interim Order and to apply for such other orders as may be necessary and appropriate.

35. British Columbia Supreme Court Civil Rules 8-1 and 16-1(3) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER

A. Gray

Signature of lawyer ~~for~~ Andrew W Gray
Merus Labs International Inc.

June 1, 2017

Date

By the Court.

Registrar

FORM CHECKED

APPENDIX G

NOTICE OF APPLICATION FOR FINAL ORDER

G-1

NO. VLC-S-S-175070
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE BUSINESS CORPORATIONS ACT (BRITISH
COLUMBIA), SBC 2002, c 57, AND AMENDMENTS THERETO

AND

IN THE MATTER OF THE PROPOSED ARRANGEMENT
MERUS LABS INTERNATIONAL INC.

MERUS LABS INTERNATIONAL INC.

PETITIONER

NOTICE OF HEARING OF PETITION

            TAKE NOTICE that the Petition of Merus Labs International Inc. (“Merus”) for approval of a plan of arrangement (the “Arrangement”) pursuant to Section 291 of the Business Corporations Act (British Columbia), SBC 2002, c 57, as amended (the “BCBCA”) and for a Final Order approving the Arrangement on the basis that the terms and conditions of the Arrangement are fair and reasonable to Merus and to the holders of common shares of Merus (the “Common Shareholders”) and declaring that the Arrangement shall be binding on the Petitioner and the Common Shareholders upon taking effect pursuant to the BCBCA, will be heard at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on July 12, 2017 at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard.

            AND NOTICE IS FURTHER GIVEN that by an Order Made After Application of the Supreme Court of British Columbia, pronounced June 1, 2017, the Court has given directions as to the calling of a special meeting of the Common Shareholders for the purposes of considering and voting upon and approving the Arrangement;

            IF YOU WISH TO BE HEARD, any Common Shareholders affected by the Final Order sought may appear either in person (or by counsel) and make submissions at the hearing of the final application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition in the form prescribed by the Supreme Court Civil Rules together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the solicitors for Merus on or before 4:00 p.m. (Vancouver time) on July 7, 2017: Andrew Gray, Torys LLP, Suite 3000, 79 Wellington Street West, Toronto, Ontario, M5K 1N2.

            IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of Response to Petition as aforesaid.

            AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

            IF YOU DO NOT FILE A RESPONSE TO PETITION and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the court shall deem fit, all without any further notice to you. If the Arrangement is approved, it may affect the rights or interests of the Common Shareholders.

DATED this 1st day of June 2017.

Andrew Gray
Counsel for the Petitioner
Merus Labs International Inc.

APPENDIX H

DIVISION 2 OF PART 8 OF THE BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)

in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238(1)(g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

	(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

	(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

	(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

	(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

	(i)	the date on which the shareholder learns that the resolution was passed, and

	(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

	(i)	the names of the registered owners of those other shares,

	(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

	(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

	(i)	the name and address of the beneficial owner, and

	(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

	(i)	the date on which the company forms the intention to proceed, and

	(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

	(i)	the names of the registered owners of those other shares,

	(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

	(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

QUESTIONS OR REQUESTS FOR ASSISTANCE WITH VOTING MAY BE
DIRECTED TO MERUS’ PROXY SOLICITATION AGENT:

NORTH AMERICAN TOLL-FREE

1-877-452-7184

OUTSIDE NORTH AMERICA

+1-416-304-0211 (collect)

EMAIL: assistance@laurelhill.com